Filed Pursuant to Rule 424B(4)
Registration File No. 333-141958

Prospectus

10,750,000 Common Shares

OceanFreight Inc. is offering 10,750,000 of its common shares. This is our initial public offering, and no public market currently exists for our shares.

Our common shares have been approved for listing, subject to notice of issuance, on the NASDAQ Global Market under the symbol ‘‘OCNF.’’

Investing in our common shares involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page 14 of this prospectus.

	Per Share	Total
Offering price	$19.00	$204,250,000
Discounts and commissions to underwriters	$1.33	$14,297,500
Offering proceeds to OceanFreight Inc., before expenses	$17.67	$189,952,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 1,612,500 additional common shares to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares to purchasers on or about April 30, 2007.

Banc of America Securities LLC	Cantor Fitzgerald & Co.

Oppenheimer & Co.	Ferris, Baker Watts Incorporated	Fortis Securities LLC

The date of this prospectus is April 24, 2007.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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PROSPECTUS SUMMARY

This section summarizes some of the key information and financial data that appear later in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus, including the risk factors and the more detailed information and financial statements included in this prospectus. We use the term deadweight tons, or dwt, in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term lightweight tons, or lwt, in describing the amount of recoverable steel, measured in tons, when a vessel is scrapped. We refer you to ‘‘Glossary of Certain Shipping Terms’’ beginning on page 156 for definitions of certain shipping industry terms that we use in this prospectus.

Unless otherwise indicated, all references and data in this prospectus to ‘‘our Initial Fleet’’ or ‘‘our vessels’’ refer to the seven vessels we have agreed to acquire. Unless otherwise indicated, references in this prospectus to ‘‘OceanFreight,’’ ‘‘we,’’ ‘‘us,’’ ‘‘our’’ and the ‘‘Company’’ refer to OceanFreight Inc. and our subsidiaries. Unless otherwise indicated, information presented in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares. The information in this prospectus gives effect to a stock split in the form of a share dividend in the ratio of 1,999:1 on our subordinated shares which was effected on April 5, 2007. All references in this prospectus to ‘‘$’’ and ‘‘dollars’’ refer to United States Dollars.

Our Company

We are a newly formed development stage company that was incorporated on September 11, 2006 under the laws of the Republic of the Marshall Islands. Accordingly, we have no history of operations or revenues and we will only produce revenues after the closing of this offering. For the period from inception through December 31, 2006, our net loss was $105,145. We were formed to initially acquire a fleet of seven secondhand drybulk carriers engaged in the seaborne transportation of commodities. We refer to these vessels comprised of six Panamax drybulk carriers and one Capesize drybulk carrier as our Initial Fleet. We have entered into agreements to acquire, subject to the completion of this offering, our Initial Fleet of seven secondhand vessels for an aggregate purchase price of $311.9 million. We expect that the net proceeds of this offering will be $188.5 million. We intend to use a portion of the net proceeds from this offering, estimated at $183.2 million, and approximately $128.7 million in borrowings under our senior secured term loan to purchase our Initial Fleet. The remaining proceeds from this offering will be used for general corporate purposes. Six of the seven vessels in our Initial Fleet will be employed under fixed rate period charters, with expiration dates ranging from March 2008 to May 2011, representing an average remaining charter term of approximately 31.3 months. Period charters refer to both time and bareboat charters. We intend to enter into a fixed rate period charter for the seventh vessel in our Initial Fleet with a minimum term of two years following this offering and prior to its delivery to us. We expect that all of the vessels in our Initial Fleet will be delivered to us prior to August 15, 2007.

We currently intend to pay holders of our common shares cash dividends of $0.5125 per share per quarter, or $2.05 per share annually, before we pay any dividends to holders of our subordinated shares commencing with a partial dividend of $0.39 per share in August 2007. Please read ‘‘Our Dividend Policy’’ below.

We believe that developments in the seaborne transportation industry, including the drybulk sector, have created opportunities to acquire vessels and employ them at attractive fixed rate period charters that will generate steady cash flows and provide long-term shareholder value. We further believe that investing in different sectors of the seaborne transportation industry by acquiring vessels that operate in diverse geographical areas carrying a wide range of commodities enables us to lower our dependence on any one shipping sector to seek to generate revenues and find attractive acquisition opportunities. In the future we will review and consider acquisition opportunities and chartering strategies in a number of sectors in the seaborne transportation industry described under the heading ‘‘—Industry Review & Trends’’ in order to identify and consummate transactions that we believe will enhance shareholder value. Please read ‘‘—Our Business Strategy.’’

We will initially contract the day-to-day management of our fleet, under separate vessel management agreements, to two third party management companies, Allseas Marine S.A. and Quintana Management LLC. We refer to these companies collectively as our Fleet Managers. See ‘‘Business—Vessel Management Agreements’’ for a description of our vessel management agreements. Our senior executive officers will actively monitor the performance of our Fleet Managers. We will also enter into an interim management agreement with Cardiff Marine Inc., or Cardiff, a management company with offices in Greece. Pursuant to the interim management agreement, Cardiff will provide management services to us, including overseeing the delivery of the vessels in our Initial Fleet. Cardiff is controlled by the Entrepreneurial Spirit Foundation, or the Foundation, which is controlled by Mr. George Economou, the brother-in-law of our director, Mr. Konstandinos Kandylidis, and the uncle of Mr. Antonios Kandylidis, who controls our sole shareholder Basset Holdings Inc., or Basset. The interim management agreement is designed to assist us in initiating our operations and will have a duration of up to 12 months. Upon expiry or termination of this agreement, Cardiff will have no ongoing relationship with us, although we may elect to use Cardiff’s services from time to time in the future.

Under our Amended and Restated Articles of Incorporation, our authorized capital stock includes two classes of common stock: common shares and subordinated shares. Our subordinated shares are subordinated with respect to dividend payments, as described below under ‘‘Our Dividend Policy,’’ but not as to liquidation or voting rights. We are offering our common shares through this prospectus. Please read ‘‘Description of Capital Stock.’’

Our Initial Fleet

The following table summarizes information about our Initial Fleet:

Vessel Name(1)	Size		Year Built	Charterer	Estimated Expiration of Charter(2)	Net Daily Charter Rate(3)	Estimated Daily Vessel Operating Expense(4)
	dwt	lwt
Topeka	74,710	12,627	2000	D’Amato Societa di Navigazione S.p.A.	July 2010 to May 2011	$21,656	$4,900
Lansing	73,040	10,788	1996	Transbulk 1904 AB	March to August 2009	$23,100	$4,900
Pierre	70,316	9,106	1996	Magellanno Marine C.V.	April to October 2010	$22,425	$4,900
Austin	75,229	11,608	1995	Deiulemar Shipping S.p.A.	February to August 2010	$24,700	$4,900
Trenton	75,229	11,608	1995	Deiulemar Shipping S.p.A.	February to August 2010	$24,700	$4,900
Helena	73,744	9,352	1999	Express Sea Transport Corp.	March to July 2008	$28,125	$4,900
Juneau(5)	149,495	18,467	1990				$7,900

(1)	The vessel name provided represents the new name we will designate to each vessel following delivery to us from the seller.
(2)	The date provided represents the earliest and latest month during which the charterer may re-deliver the vessel to us upon termination of the charter. The actual re-delivery dates may differ based on the delivery of the vessels to us and the charterer having the option in certain cases to deliver the vessel 15 to 30 days prior to or after the scheduled re-delivery dates.
(3)	This table shows net charter rates, excluding commissions payable by OceanFreight to third party charter brokers, which are up to 6.25% of the daily time-charter rate.
(4)	The daily vessel operating expense amounts shown in this column are the anticipated vessel operating expenses, including management fees payable by OceanFreight to our Fleet Managers which are approximately $650 per vessel per day.
(5)	Following the closing of this offering we intend to enter into a fixed rate period charter for this vessel with a minimum term of two years.

Industry Review & Trends

Strong Market Dynamics in Drybulk Sector.    Seaborne transportation of dybulk cargoes is fundamental to international trade as it is often the most practical and cost effective means of transporting large quantities of many essential commodities, including major bulk commodities consisting of iron ore, coal and grains, and minor bulks, consisting of a wide variety of cargoes, such as forest products, iron and steel products, fertilizers, agricultural products, non-ferrous ores, minerals and petcoke, cement, other construction materials and salt. According to Drewry Shipping Consultants Limited, or Drewry, since the fourth quarter of 2002, the drybulk seaborne transportation sector has experienced historically high charter rates and vessel values due to the favorable imbalance between the supply of drybulk carriers and demand for drybulk transportation resulting principally from the limited supply of newbuilding vessels due to fully booked shipyards and strong demand driven by the expansion of world trade, particularly in China and India. Our Initial Fleet will operate in the drybulk sector which, according to Drewry, grew at a compounded annual rate of 5.2% between 2001 and 2006 in terms of the volume of cargoes transported at sea.

Above Average Growth.    We define the seaborne transportation industry as encompassing vessels that carry a wide range of energy resources, commodities, semi-finished and finished consumer and industrial products carried on tankers, drybulk carriers and containerships, respectively. According to Drewry, the seaborne transportation industry, as a whole, which represents approximately two-thirds of global trade in terms of volume, has grown at a compounded annual rate of approximately 4.4% during the 20-year period through 2005, with approximately 8.0 billion tons of cargo representing 1.3 tons per global capita of approximately 6.5 billion people transported by sea on board vessels in 2005. By contrast, in 1985, approximately 3.4 billion tons of cargo were transported by sea on board vessels representing 0.7 tons per global capita of approximately 4.8 billion people. During this 20-year period, seaborne trade has grown steadily at an average annual compounded rate of approximately 4.4%, compared with approximately 3.3% annual compounded world economic growth.

Accelerating Economic Globalization.    In recent years there has been a trend towards the integration of world economies requiring increased imports and exports, outsourcing production to overseas locations away from consuming centers and the need to source scarce commodities from remote locations. In our view, seaborne transportation is the best and, in many cases, the only, means available to transport these large quantities of commodities and manufactured products efficiently, at a low cost and in a timely manner compared with land or air based transportation modes.

Varying Sector Cycles.    Each year, newbuildings increase the supply of vessels providing seaborne transportation services. Historically the relationship between incremental supply and demand has varied among different sectors, meaning that at any one time different sectors of the seaborne transportation industry may be at differing stages of their respective supply and demand cycle. In addition, new regulatory requirements may impose additional constraints on vessel supply and changes in cyclical patterns. We intend to grow our fleet and operate in different sectors and we believe that our diversified fleet profile will enable us to benefit from favorable trends in supply and demand prevailing at different times in these sectors.

Regulation, Consolidation, Transparency.    During the past decade, there has been a trend towards consolidation among shipping companies as well as charterers in the drybulk and other seaborne transportation sectors. In addition, shipping companies have become subject to increased vessel safety regulations imposed by the International Maritime Organization as well as requirements by shipping lenders to provide audited financial statements and enhanced disclosure rules for public companies under the Sarbanes-Oxley Act of 2002. We believe the trend towards consolidation and increased regulation have resulted and will continue to result in higher levels of corporate transparency, increased barriers of entry and enhanced credit quality of participants in our industry.

Chartered-in Fleet Reliance.    Industrial participants such as commodity producers and importers, oil companies and container line operators, which are companies responsible for the global traffic of containers at sea, have reduced their direct ownership of seaborne transportation assets but continue to maintain a portfolio of vessels under their commercial control through medium to long-term period charter contracts. These vessels are commonly referred to as being ‘‘chartered-in.’’ These charterers rely on companies to own and operate vessels under the charterer’s commercial control. As a result there are opportunities available to acquire vessels and charter them under fixed rate contracts to these charterers.

Our Business Strategy

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to pay attractive dividends to our shareholders and enhance shareholder value by increasing long-term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion.    We intend to grow our fleet using our management’s knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provides better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition.    Our Initial Fleet consists of seven drybulk carriers. We have initially focused on the drybulk sector because these vessel acquisitions and employment contracts satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise that meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector to seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters.    We have entered into fixed rate period charters for all six of the Panamax drybulk carriers in our Initial Fleet with an average remaining term of approximately 31.3 months. Following the closing of this offering we will seek to enter into a fixed rate period charter for our Capesize drybulk carrier, Juneau, with a minimum term of two years. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charterhire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place our vessels in pools which enable participating vessels to combine revenues. Please read ‘‘Glossary of Certain Shipping Terms’’ for additional information.

Staggered Charter Renewals.    We intend to further diversify our portfolio of vessels and charters by acquiring vessels with staggered charter maturities or by entering into charters with staggered maturities in order to complement the vessels in our Initial Fleet that are employed on fixed rate period charters with remaining terms ranging from March 2008 to May 2011. We will seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short, medium and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties.    The six vessels in our Initial Fleet for which we have arranged charters are chartered to five different charterers operating in the drybulk carrier sector. We believe that chartering our vessels to a number of well established and reputable charterers, such as D’Amato Societa di Navigazione S.p.A., Transbulk 1904 AB, Magellanno Marine C.V., Deiulemar Shipping S.p.A. and Express Sea Transport Corporation, reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers.    Our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Managers’ experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers’ rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Risk Factors

Investing in our common shares involves substantial risk. These risks include, among others:

We may not pay dividends to our shareholders.    Our ability to pay dividends to our shareholders will depend on, among other things, our ability to comply with relevant legal requirements, our earnings, capital requirements, financial condition, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements. Due to these limitations, we may be unable to pay dividends.

If we cannot complete the purchase of our Initial Fleet, we may use the proceeds of this offering for general corporate purposes with which you may not agree.    If the sellers of some or all of the vessels in our Initial Fleet fail to deliver the vessels to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations to us, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes with which you may not agree. We will not escrow the proceeds from this offering and we will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. We cannot assure you that we will be able to charter these vessels at rates that yield returns comparable to those the vessels in our Initial Fleet might have earned.

We are a newly formed company with no history of operations.    We are a newly formed company and have no performance record, operating history or historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy.

We will be entirely dependent on our Fleet Managers to manage our fleet, which may create conflicts of interest between us and other clients of our Fleet Managers.    Our executive management team consists of only four individuals and we will be dependent on our Fleet Managers to whom we will subcontract the day-to-day technical management of our fleet. Our Fleet Managers provide similar vessel management services for other vessels owned by other shipping companies, including vessels which their affiliates own and operate. The responsibilities and relationships of our Fleet Managers could present conflicts of interest in connection with the crewing, supply, provisioning and operations of the vessels in our fleet versus vessels owned by their other clients. In particular, our Fleet Managers may give preferential treatment to vessels that are beneficially owned by other parties. These conflicts of interest may have an adverse effect on our results of operations.

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.    The international seaborne transportation industry, including the drybulk sector in which our Initial Fleet will be deployed, is both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Currently, charter rates in some industry segments and vessel values remain high relative to historic levels.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.    A significant number of the port calls that our vessels will make involve the loading or discharging of commodities in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly China, may have an adverse effect on our business, financial condition and results of operations, as well as our future prospects.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.    Even following an inspection of a secondhand vessel prior to purchase, we would not have the same knowledge about its condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

This is our initial public offering and there is no public market for our common shares.    We cannot assure you that a trading market for our common shares will develop or that you will be able to sell your common shares in the future.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled ‘‘Risk Factors’’ beginning on page 14.

Our Corporate Structure

OceanFreight Inc. is a holding company incorporated under the laws of the Republic of the Marshall Islands on September 11, 2006. We currently maintain our principal executive offices at 80 Kifissias Avenue, Athens 15125, Greece. Our telephone number at that address is (011) 30 210 614 0283. Our United States telephone number is (212) 488-5050. Following completion of this offering, we intend to move from our current office and establish a new office in Athens, Greece. We will also maintain an office in New York, New York.

On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonios Kandylidis, the son of one of our directors, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 5, 2007, we effectuated a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares. Please read ‘‘Related Party Transactions—Basset Holdings Inc.’’ The right of the holders of our subordinated shares to receive dividend payments is subordinate to the right of the holders of our common shares during the subordination period described below. Our subordinated shares have the same voting rights as our common shares. Upon completion of this offering, we will issue to our Chief Executive Officer and President, Mr. Robert Cowen, and our Chief Financial Officer and Executive Vice President, Mr. James Christodoulou, the equivalent of $1.8 million in the aggregate in the form of common stock, or 63,158 subordinated shares and 31,579 restricted common shares, based on the initial public offering price of $19.00 per share. Basset will own 2,000,000 subordinated shares which will represent approximately 15.6% of our outstanding stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

We are responsible for the strategic management of our company, including the formulation and implementation of our overall business strategy. Please read ‘‘Business—Management.’’ We will oversee our Fleet Managers, and continuously research, analyze and review the sectors in which we operate and other sectors to identify acquisition and employment opportunities. We will also be responsible for obtaining financing for our vessels and acquisitions, negotiating charters, purchasing and selling vessels, accounting and corporate administration functions as well as managing relationships with our charterers. We expect to own our vessels through separate wholly-owned subsidiaries that will be incorporated in the Republic of the Marshall Islands. We will contract the day-to-day management of our fleet, which includes performing the day-to-day operations and the maintenance of our vessels, to our Fleet Managers who will be engaged, under separate vessel management agreements, directly by those respective wholly-owned subsidiaries.

We have entered into an interim management agreement with Cardiff to provide us with certain services for a period of six months following the closing of this offering which we may, at our option, extend for up to an additional six months. We have the right to terminate this agreement upon 30 days’ written notice. See ‘‘Business—Interim Management Agreement.’’ The purpose of this agreement is to utilize Cardiff, which has approximately 150 shore-based employees, to take delivery of our Initial Fleet and ensure the smooth commencement of our operations while our senior executive officers establish our internal systems and procedures. Upon expiry or termination of this agreement, Cardiff will have no ongoing relationship with us, although we may elect to use Cardiff’s services from time to time in the future.

Our Dividend Policy

Although we have no history of paying dividends, our board of directors has adopted a dividend policy to pay a regular quarterly dividend to shareholders while reinvesting a portion of our operating surplus (as defined on page 129) in our business. We expect to pay dividends in the amount of $0.5125 per share to shareholders on a quarterly basis. We expect to pay a partial dividend in August 2007 in respect of the second quarter of 2007 in an amount equal to $0.39 per share. However, as described below, if we do not have sufficient available cash to pay a quarterly dividend to our common shareholders in the amount of $0.5125 per share, which we call our base dividend, out of operating surplus, the right of the holders of our subordinated shares to receive dividends in respect of those shares will be subordinate to the right of the holders of our common shares during the subordination period. The subordination period will expire on the first day after March 31, 2012 on which all of the tests described below in ‘‘—The Offering’’ are met; however, the subordination period for a specified percentage of the outstanding subordinated shares will end earlier and such subordinated shares will convert into common shares if certain tests are met. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance that we will not reduce or eliminate our dividend. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any quarter. Please read ‘‘Risk Factors’’ for a discussion of these factors. In addition, we will not be allowed to pay dividends in the event we are in default under any of the covenants in our term loan. Please read ‘‘Business—Senior Secured Term Loan’’ for a description of these covenants.

We may use a portion of our operating surplus for reinvestment in our business such as to maintain the minimum cash balance required under our term loan, maintain sufficient working capital, capital expenditures and debt repayments as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our operating surplus in our business, we believe we will be able to provide better value to our shareholders by enhancing our ability to pay dividends over the long-term. It is our goal to grow our dividend through accretive acquisitions of additional vessels beyond our Initial Fleet. There can be no assurance that we will be successful in meeting our goal.

As of the date of this prospectus, Basset, a company controlled by Mr. Antonios Kandylidis, the son of one of our directors, will own 2,000,000 subordinated shares. Upon completion of this offering, we will issue to our Chief Executive Officer, Mr. Robert Cowen, and our Chief Financial Officer, Mr. James Christodoulou, the equivalent of $1.8 million in the form of common stock, or 63,158 subordinated shares and 31,579 restricted common shares, based on the initial public offering price of $19.00 per share, subject to applicable vesting periods. The right of the holders of our subordinated shares to receive dividend payments is subordinate to the right of the holders of our common shares during the subordination period. Upon completion of this offering, we intend to grant to our officers a total of 100 dividend participation rights, as an incentive for our officers to increase the amount of dividends per share to our shareholders. The dividend participation rights will have the right to receive payments only after quarterly dividends paid to holders of common and subordinated shares exceed $0.57 per share.

Our authorized capital stock includes two classes of common stock. The right of the holders of our subordinated shares to receive dividend payments is subordinate to the right of the holders of our common shares during the subordination period. We believe that the provisions of our Amended and Restated Articles of Incorporation provide added assurance that we will be able to pay quarterly dividends on our common shares by limiting or eliminating dividends to the holders of our subordinated shares in the circumstances described below. In general, during the subordination period, holders of our common shares must receive regular quarterly dividends of $0.5125 per share, plus any arrearages from prior quarters, before the holders of our subordinated shares will receive any dividends. No interest will accrue on dividend arrearages and holders of our subordinated shares will not be entitled to arrearages. During the subordination period, we will pay quarterly dividends on our common and subordinated shares from operating surplus as described below:

•	first, 100% of dividends to all common shares, pro rata, until they have received the base dividend of $0.5125 per share;

•	second, 100% of dividends to all common shares, pro rata, until they have received the unpaid arrearages in the base dividend for all prior quarters during the subordination period;

•	third, 100% to all the subordinated shares, pro rata, until they have received the base dividend; and

•	fourth, 100% of incremental dividends to all common shares and subordinated shares, pro rata, until each share has received $0.57 per share.

If our quarterly cash dividend from operating surplus exceeds specified target dividend levels beginning with $0.57 per common and subordinated share, our dividend participation rights will have the right to receive payment in respect of incremental dividends based on specified sharing ratios described below:

•	fifth, 90% of dividends declared from $0.57 to $0.63 per share to all common shares and subordinated shares, pro rata, and the equivalent of 10% of dividends declared from $0.57 to $0.63 per share to all common shares and subordinated shares to be paid on the dividend participation rights;

•	sixth, 80% of dividends declared from $0.63 to $0.77 per share to all common shares and subordinated shares, pro rata, and the equivalent of 20% of dividends declared from $0.63 to $0.77 per share to all common shares and subordinated shares to be paid on the dividend participation rights; and

•	after that, 75% of dividends declared above $0.77 to all common shares and subordinated shares, pro rata and the equivalent of 25% of dividends declared above $0.77 to be paid on the dividend participation rights.

The dividend participation rights represent contractual rights to receive an amount equal to a portion of our incremental dividends, rather than actual shares in our company. Accordingly, when our board of directors declares a dividend of above $0.57 per common and subordinated share, it will actually pay a dividend to our shareholders that is net of the percentage to which the dividend participation rights are entitled. For instance, if our board of directors declares a dividend of $0.60 per common and subordinated share, we would actually pay a dividend of $0.597 per share to our shareholders that is calculated as follows:

$0.60 - .10 (0.60-0.57) =
$0.60 - .10 (.03) =
$0.60 - $.003 =
$0.597

The balance of $0.003, multiplied by the number of common and subordinated shares outstanding, would be paid to the holders of the dividend participation rights.

Please read ‘‘Management—Dividend Participation Rights’’ for more detailed information concerning our dividend participation rights.

Our declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Under Marshall Islands law, a company may not declare or pay dividends if the company is insolvent or would be rendered insolvent upon the payment of such dividend and dividends may be declared and paid out of surplus only; but in case there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. The payment of dividends is not guaranteed or assured, and may be discontinued at any time. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the charter market, this would negatively affect our earnings and limit our ability to pay dividends. Please read ‘‘Risk Factors—Company Specific Risk Factors—We cannot assure you that we will pay dividends.’’

In particular, our ability to pay dividends is subject to our ability to satisfy financial covenants contained in our senior secured term loan. Under our senior secured term loan we will be prohibited from paying dividends if:

(i)	an event of default has occurred or will occur as a result of the payment of the dividend;

(ii)	the ratio of debt to the sum of debt plus shareholders’ equity as adjusted for the market value of our vessels exceeds 70%;

(iii)	our cash and cash equivalents are less than (x) between $2.5 million and $3.5 million by the end of six months following our last drawdown; (y) between $5.0 million and $7.0 million by the end of the first year following our last drawdown; and (z) increasing to between $7.0 million and $14.0 million by the end of three years following our last drawn down, in each case depending on the aggregate drawdown under our term loan;

(iv)	our market capitalization, including common and subordinated shares held by our affiliates, during the previous quarter is less than $150.0 million;

(v)	our EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense is less than 3.0x on a trailing four quarter basis; and

(vi)	the aggregate market value of our vessels is less than 150% to 160% of our aggregate outstanding balance under the senior secured term loan, depending on the aggregate drawdown under our term loan.

Please read ‘‘Business—Senior Secured Term Loan.’’ For more information on cash that we may have available to pay you dividends, please read ‘‘Forecasted Earnings and Cash Available for Dividends.’’

The Offering

Common shares offered	10,750,000 shares

Shares outstanding upon completion of this offering (1) (2) (3)	10,781,579 common shares, 2,063,158 subordinated shares

Underwriters’ over-allotment option	1,612,500 common shares

Use of proceeds	We estimate that we will receive net proceeds of approximately $188.5 million from the offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering to fund a portion of the aggregate purchase price of our Initial Fleet that we have agreed to acquire, subject to the completion of this offering, and for general corporate purposes. Please read ‘‘Use of Proceeds.’’ In particular, certain events may arise which could result in our not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel or substantial damage to a vessel prior to its delivery. Please read ‘‘Risk Factors’’ and ‘‘Business—Our Fleet.’’

Dividends	Declaration and payment of dividends is subject to the discretion of our board of directors. We expect to pay dividends in the amount of $0.5125 per share to holders of our common and subordinated shares on a quarterly basis, or $2.05 per share per year. We expect to pay a partial dividend in August 2007 in respect of the second quarter of 2007 in an amount equal to $0.39 per share. However, there is no guarantee that we will pay dividends on our shares in any quarter. In general, during the subordination period, we will pay quarterly dividends on our common and subordinated shares from operating surplus (as defined on page 129) in the following manner:

•	first, 100% to all common shares, pro rata, until they receive $0.5125 per share;

•	second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.5125 per share base dividend for prior quarters;

•	third, 100% to all subordinated shares, pro rata, until they have received $0.5125 per share; and

•	fourth, 100% to all common and subordinated shares, pro rata, until they have received $0.57 per share.

(1)	Assumes that the underwriters do not exercise their over-allotment option to purchase an additional 1,612,500 common shares.
(2)	Includes 63,158 subordinated shares and 31,579 restricted common shares that we will issue to our Chief Executive Officer and our Chief Financial Officer immediately following this offering.
(3)	Does not include shares that may be issued under our equity incentive plan. Please read ‘‘Management—Equity Incentive Plan.’’

If our quarterly cash dividend from operating surplus exceeds specified target dividend levels beginning with $0.57 per common share and subordinated share, our dividend participation rights will have the right to receive payment in respect of incremental dividends based on specified sharing ratios. Please read ‘‘Management—Dividend Participation Rights’’ for information concerning our dividend participation rights.

During the subordination period, our common shares will accrue dividend arrearages to the extent they do not receive a quarterly dividend of $0.5125 per share. No interest will accrue on dividend arrearages. Our subordinated shares will not accrue any arrearages. Please read ‘‘Description of Capital Stock’’ for a more detailed description of our common and subordinated shares.

Subordination Period	The subordination period will commence upon the date of this offering. Our subordinated shares will convert into common shares on a one-for-one basis if each of the following tests are met on the schedule specified below:

(1)	we have paid quarterly dividends in an amount at least equal to $0.5125 per share on both our common and subordinated shares for the immediately preceding four-quarter period;

(2)	operating surplus available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.5125 per share on all of our outstanding common and subordinated shares on a fully diluted basis during that period; and

(3)	there are no unpaid arrearages in payment of the quarterly dividend on our common shares.

We refer to the tests set forth in sub-paragraphs (1) through (3) above as the ‘‘Basic Conversion Tests.’’ Our subordinated shares will convert into common shares on a one-for-one basis on the following schedule:

(i)	The first day after March 31, 2010 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis (the ‘‘First Early Conversion’’).

(ii)	The first day after March 31, 2011 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis (the ‘‘Second Early Conversion’’); however, the Second Early Conversion will not occur prior to the first anniversary of the First Early Conversion.

(iii)	The first day after March 31, 2012 on which the Basic Conversion Tests are met, all outstanding subordinated shares shall convert in common shares on a one-for-one basis.

Contingent Conversion of Subordinated Shares to Common Shares

Provided that the Basic Conversion Tests are met:

•	In addition to any subordinated shares converted into common shares in the First Early Conversion or the Second Early Conversion, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.57 per share on the common shares and subordinated shares for any consecutive three-quarter period (the ‘‘First Contingent Conversion’’).

•	In addition to any subordinated shares converted into common shares in the First Early Conversion, the Second Early Conversion or the First Contingent Conversion, an additional 25% (or 50% if the First Contingent Conversion has not occurred) of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.63 per share on the common shares and subordinated shares for any consecutive preceding three-quarter period (the ‘‘Second Contingent Conversion’’).

•	The subordination period will terminate automatically and all outstanding subordinated shares will convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.77 per share (approximately 150% of the base dividend) on both the common shares and subordinated shares for any consecutive preceding three-quarter period (the ‘‘Full Contingent Conversion’’).

However, none of the First Contingent Conversion, the Second Contingent Conversion or the Full Contingent Conversion will occur prior to the first anniversary of this offering.

Notwithstanding the above, the subordination period will end immediately and all arrearages will become immediately payable upon a change of control of us as defined in our Amended and Restated Articles of Incorporation. See ‘‘Description of Capital Stock—Subordination Period.’’

Nasdaq Listing	Our common shares have been approved for listing, subject to notice of issuance, on the Nasdaq Global Market, or Nasdaq, under the symbol ‘‘OCNF.’’

Senior Secured Term Loan

On April 16, 2007 we entered into a commitment letter with Fortis Bank that will, subject to the completion of the offering, provide us with a senior secured term loan of up to $147.0 million or 50% of the fair market value of our Initial Fleet, whichever is lower, with an eight year term. Upon signing the term loan we will be committed to pay an arrangement fee of 0.7% of the loan amount and a commitment fee of 0.4% per annum payable semi-annually in arrears over the committed but un-drawn portion of the loan. We expect to drawdown $128.7 million, which we expect will be less than 42% of the fair market value of our Initial Fleet, under our term loan to partially fund the acquisition of our Initial Fleet. Under the terms of our senior secured term loan, the $128.7 million we expect to drawdown will be repayable in sixteen consecutive semi-annual installments commencing six months after the last drawdown (the first five installments will amount to $6.15 million each, the sixth installment will amount to $4.0 million and the remaining ten installments will amount to $8.4 million each) and a final balloon payment of $10.0 million payable together with the last installment. We will be obligated to repay the amount drawn down in excess of $128.7 million ratably over the first five installments. Our term loan is expected to be effective as of the closing of this offering, and bear interest at LIBOR plus a margin at a minimum of 1.15% to a maximum of 1.25% depending on whether our aggregate drawdown equals up to 40%, up to 45%, or up to 50% of the aggregate market value of our Initial Fleet. Our term loan will contain financial covenants, including requirements to maintain (i) a ratio of debt to the sum of debt plus shareholders’ equity as adjusted for the market value of our vessels not to exceed 70%; (ii) cash and cash equivalents of (x) between $2.5 million and $3.5 million by the end of six months following our last drawdown; (y) between $5.0 million and $7.0 million by the end of the first year following our last drawdown; and (z) increasing semiannually thereafter to between $7.0 million and $14.0 million by the end of the third year following our last drawdown, in each case depending on the ratio of the aggregate drawdown under our term loan to the market value of our fleet securing the loan as described above; (iii) market capitalization, including common and subordinated shares held by our affiliates, during the previous quarter of no less than $150.0 million; (iv) EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense of at least 3.0x on a trailing four quarter basis; and (v) aggregate fair market value of our vessels at a minimum of 150% to 160% of our aggregate outstanding balance under the senior secured term loan, depending on the ratio of the aggregate drawdown under our term loan to the market value of our fleet securing the loan as described above. Following this offering we expect to be able to comply with all of these covenants. In addition, we will be required to enter a time charter at a minimum net daily rate of $40,000 for a period of at least two years for the Juneau prior to the drawdown relating to the purchase of that vessel. We intend to enter into an interest rate swap with a term of up to three years to hedge our exposure to interest rate fluctuations on amounts drawn under our senior secured term loan. Amounts drawn under our term loan will be secured by the vessels in our Initial Fleet. We will be permitted to pay dividends under the term loan so long as an event of default has not occurred and will not occur upon the payment of such dividends. We refer you to ‘‘Business — Senior Secured Term Loan’’ for additional information about our senior secured term loan.

RISK FACTORS

You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common shares. Some of the following risks relate principally to the seaborne transportation industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. You may lose all or part of your investment.

Industry Specific Risk Factors

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the number of vessels that are out of service; and

•	port or canal congestion.

We anticipate that the future demand for our vessels and charter rates will be dependent upon continued economic growth in China, India and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. We believe the capacity of the world fleet is likely to increase and there can be no assurance that economic growth will continue at a rate sufficient to utilize this new capacity. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

Charter rates in the seaborne transportation industry are at levels that remain high relative to historic levels and may decrease in the future, which may adversely affect our earnings and ability to pay dividends.

The industry’s current rates are at levels that remain high relative to historic levels in certain sectors. According to Drewry, charter rates for drybulk carriers, tankers and containers reached historically high levels at different times during the period between late 2004 and mid 2005 but declined in certain sectors significantly from these levels. Charter rates for drybulk carriers have increased since July 2006 and are currently at historically high levels while charter rates for container vessels and tankers are below their historically high levels reached during the period between late 2004 and mid 2005. The decline, although significant in certain sectors, was to levels that remain high relative to historic levels. If the seaborne transportation industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations including payment of debt service to our lenders or to pay dividends to our shareholders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources, commodities, semi-finished and finished consumer and industrial products.

An over-supply of drybulk carrier capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order are near historic highs. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. If a reduction occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

The market value of our vessels remain high relative to historic levels, may fluctuate significantly, and we may incur losses if we sell vessels following a decline in their market value.

According to Drewry, values for all sizes of drybulk carriers, tankers and container vessels are currently at or near historically high levels. If the seaborne transportation industry, which historically has been highly cyclical, does not maintain these high levels in the future the fair market value of our vessels will decline.

The fair market value of our vessels may increase and decrease depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

•	In addition, as vessels grow older, they generally decline in value.

If the fair market value of our vessels declines, we may incur losses when we sell one or more of our vessels, which would adversely affect our business and financial condition, we may not be in compliance with certain provisions of our term loan and we may not be able to refinance our debt or obtain additional financing. If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

The seaborne transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We will employ our vessels in a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition among vessel owners for the seaborne transportation of energy resources, commodities, semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our fleet and, thus, may be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

A significant number of the port calls made by the vessels in our Initial Fleet and vessels we may acquire in the future will involve the loading or discharging of energy resources, commodities, semi-finished and finished consumer and industrial products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly China, may have an adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a ‘‘market economy’’ and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

Charter rates are subject to seasonal fluctuations, which may adversely affect our financial condition and ability to pay dividends.

Our Initial Fleet consists of drybulk carriers that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our revenues from our drybulk carriers to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues from our drybulk carriers to be stronger in fiscal quarters ended December 31 and March 31. We may acquire tankers in the future and be subject to seasonal trends in the tanker sector as follows: The tanker sector is also typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. If we acquire container vessels in the future we will be subject to seasonal trends in the container vessel sector as follows: Seasonal trends in the container sector are driven by the import patterns of manufactured goods and refrigerated cargoes by major importers, such as the United States, Europe, Japan and others. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period, container shipping rates are higher, and as a result, the charter rates for containerships are higher. Seasonality in the sectors in which we operate could materially affect our operating results and cash available for dividends in the future.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, we may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based not only on our and our Fleet Managers claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

Our vessels will be manned by masters, officers and crews that are employed by our ship owning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to approximately 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called ‘‘e-seals’’ and ‘‘smart’’ containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether companies responsible for the global traffic of containers at sea, referred to as container line operators, may seek to pass on certain of the costs associated with any new security procedures to vessel owners. We may acquire container vessels in the future and any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Company Specific Risk Factors

We are a newly formed company with no history of operations.

We are a newly formed company and have no performance record, operating history or historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy.

We cannot assure you that we will pay dividends.

There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus or at all. Our policy is to declare and pay quarterly dividends to shareholders each February, May, August and November. We expect to pay dividends in the amount of $0.5125 per share to shareholders on a quarterly basis as described in ‘‘Our Dividend Policy.’’ We expect to pay a partial dividend in August 2007 in respect of the second quarter of 2007 in an amount equal to $0.39 per share. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of the prospectus. Our credit agreements may also prohibit our declaration and payment of dividends under some circumstances. Under our senior secured term loan we will be prohibited from paying dividends if (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) a ratio of debt to the sum of debt plus shareholders’ equity adjusted for the market value of our vessels exceeds 70%; (iii) our cash and cash equivalents are less than (x) between $2.5 million and $3.5 million by the end of six months following our last drawdown; (y) between $5.0 million and $7.0 million by the end of one year following our last drawdown; and (z) between $7.0 million and $14.0 million by the end of three years following our last drawn down, in each case depending on the aggregate drawdown; (iv) our market capitalization, including common and subordinated shares held by our affiliates, during the previous quarter is less than $150.0 million; (v) our EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense is less than 3.0x on a trailing four quarter basis; and (vi) the aggregate fair market value of our vessels is less than 150% to 160% of our aggregate outstanding balance under the senior secured term loan, depending on the aggregate drawdown. Please read ‘‘Business-Senior Secured Term Loan’’. We may also enter into new financing or other agreements that will restrict our ability to pay dividends.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends; but in case there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, will conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends. We and our subsidiaries will be permitted to pay dividends under our senior secured term loan only for so long as we are in compliance with all applicable financial covenants, terms and conditions. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws discussed above.

The assumptions underlying the ‘‘Forecasted Earnings and Cash Available for Dividends’’ are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The financial forecast in ‘‘Forecasted Earnings and Cash Available for Dividends’’ has been prepared by management and we have not received an opinion or report on it from any independent registered public accounting firm and the forecast has not been prepared in accordance with generally accepted accounting principles. The assumptions underlying the forecast, particularly those relating to our revenues and expenses, are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to operate profitably, successfully implement our business strategy to grow our fleet or pay dividends to our shareholders in which event the market price of our common shares may decline materially. If our financial results exceed the forecasted results, a shareholder may be subject to U.S. income tax on a greater portion of our dividend distributions than would otherwise be the case.

If we cannot complete the purchase of our Initial Fleet, we may use the proceeds of this offering for general corporate purposes with which you may not agree.

If the sellers of some or all of the vessels in our Initial Fleet fail to deliver the vessels to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes with which you may not agree. In particular, certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. We cannot assure you that we will be able to charter these vessels at rates that yield returns comparable to those the vessels in our Initial Fleet might have earned. During this period, the portion of the proceeds of this offering originally planned for the acquisition of the vessels in our Initial Fleet may be invested in other instruments and therefore may not yield returns at rates comparable to those the vessels in our Initial Fleet might have earned, which would have a material adverse effect on our business, results of operations and ability to pay dividends.

If the vessels in our Initial Fleet are not delivered on time or delivered with significant defects, our business, results of operations and financial condition could be adversely affected.

We have agreed to acquire the seven vessels in our Initial Fleet subject to the completion of this offering. We expect that these vessels will be delivered to us prior to August 15, 2007. A delay in the delivery of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our business, results of operations and financial condition and the amount of dividends that we pay in the future. The delivery of any of these vessels with substantial defects could have similar consequences. In addition, if the sellers of some or all of the vessels in our Initial Fleet that are currently owned by third parties fail to deliver the vessels to us as agreed, or if we cancel a purchase because a seller has not met its obligations, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes with which you may not agree.

Obligations associated with being a public company require significant company resources and management attention.

Following completion of this offering we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Although our Initial Fleet will be comprised of drybulk carriers, we intend to expand our operations into other sectors and own and operate a diversified fleet of vessels which will expose us to a greater number of risks.

Our Initial Fleet will be comprised of drybulk carriers. These vessels will be secondhand and will mainly transport iron ore, coal, grains, minerals and fertilizers. We intend to grow our fleet and expand our operations into other sectors. Operating a diversified fleet of vessels as opposed to a fleet concentrated in one sector of the seaborne transportation industry requires expertise in multiple sectors and the ability to avoid a greater variety of vessel management risks in order to maintain effective operations. We will, among other factors, select Fleet Managers for vessels operating in a certain sector based on the expertise of the particular Fleet Manager in managing vessels in that sector. We cannot assure you that we or our Fleet Managers will have the requisite expertise to address the greater variety of vessel management risks to which we expect to be exposed as we expand into other sectors.

We will be entirely dependent on our Fleet Managers to perform the day-to-day management of our fleet.

Our executive management team consists of only four individuals, our Chief Executive Officer, our Chief Financial Officer, our Chief Accounting Officer and Treasurer and our Chief Technical Officer, and immediately after this offering we will only have these four employees. We have entered into an interim management agreement with Cardiff for certain services for an initial period while our senior executive officers establish our internal systems and procedures. As we will subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Managers, we will be dependent on our Fleet Managers and the loss of any of our Fleet Managers’ services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against a Fleet Manager if it defaults on its obligations to us, you will have no recourse directly against a Fleet Manger. Further, we expect that we will need to seek approval from our lenders to change a Fleet Manager. If a Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Cardiff and one of our Fleet Managers is a privately held company and there may be little or no publicly available information about them.

Cardiff, our interim manager, and one of our fleet managers, Allseas Marine S.A., are privately held companies. Our other fleet manager, Quintana Management LLC, is a wholly owned subsidiary of Quintana Maritime Limited, a company whose shares are listed on the Nasdaq (Nasdaq: QMAR). The ability of our Fleet Managers to continue providing services for our benefit will depend in part on their own financial strength. The ability of Cardiff to provide services to us under the interim management agreement will likewise depend on Cardiff’s financial strength. Circumstances beyond our control could impair one or more of our Fleet Manager’s financial strength, and there may be limited publicly available information about their financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Managers, even though these problems could have a material adverse effect on us.

One of our directors has relationships with Cardiff which may create conflicts of interest.

For a period of up to 12 months following this offering, we will rely on Cardiff for interim management services related to taking delivery of our Initial Fleet and the commencement of our operations. Cardiff is owned by a company controlled by Mrs. Chryssoula Kandylidis, the wife of one of our directors, Konstandinos Kandylidis, and by the Entrepreneurial Spirit Foundation, or the Foundation, which is controlled by Mr. Economou. Mrs. Chryssoula Kandylidis is the sister of Mr. Economou. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with services performed for us by Cardiff under the interim management agreement versus services performed by other companies affiliated with Cardiff and Mr. Economou. In particular, Cardiff may give preferential treatment to vessels that are beneficially owned by other parties because Mr. Economou and members of his family may receive greater economic benefits. In addition, our Chief Technical Officer, Mr. Lefteris Vlassopoulos has acted as a consultant to Cardiff for plan approval and site management rebuilding vessels in China and Korea. Although Mr. Vlassopoulos is not currently performing consulting services for Cardiff, he may act as consultant for Cardiff in the future. These conflicts of interest may have an adverse effect on our results of operations.

Our Fleet Managers may have conflicts of interest between us and other clients of our Fleet Managers.

We will subcontract the day-to-day technical management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Managers. We expect that our contracts with our Fleet Managers will have an initial term of one year which will automatically extend for successive one year terms, unless, in each case, at least 30 days’ advance notice of termination is given by either party. Our Fleet Managers will be providing similar services for vessels owned by other shipping companies including companies with which they are affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Managers’ performance of their obligations to us, on the one hand, and our Fleet Managers’ performance of their obligations to its other clients on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Managers. In particular, our Fleet Managers may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Managers. These conflicts of interest may have an adverse effect on our results of operations.

Companies affiliated with Cardiff own and will acquire vessels that compete with our fleet.

We will enter into an interim management agreement with Cardiff to provide us with certain services for a period of six months following the closing of this offering which we may, at our option, extend for up to an additional six months. In addition, Cardiff, a company beneficially owned by the uncle and wife of one of our directors, Mr. Konstandinos Kandylidis, currently manages 34 drybulk carriers for DryShips Inc. and also manages 22 tankers and supervises the construction of 23 crude oil tankers and drybulk carriers with scheduled delivery dates between 2007 and 2010 on behalf of companies controlled by members of the Economou family. The Foundation and Mr. Economou’s two former wives own an aggregate of 44% of the issued and outstanding shares of DryShips common stock. Moreover, Mr. Economou, members of his family and companies affiliated with Cardiff own and will acquire additional vessels in the future. These vessels could be in competition with our fleet. Cardiff may be faced with conflicts of interest with respect to its interests and its obligations to us.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.

Six of the seven vessels in our Initial Fleet will be employed under medium to long-term time charters, with expiration dates ranging from March 2008 to May 2011 representing a fleet average remaining term of approximately 31.3 months. Although medium- and long-term time charters provide relatively steady streams of revenue, vessels committed to medium- and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.

Our earnings may be adversely affected if we do not successfully employ our vessels.

We intend to employ our vessels on fixed rate period charters. While current charter rates are high relative to historical rates, the charter market is volatile, and in the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates have fallen, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to pay dividends or repay our debt.

We may be unable to effectively manage our growth.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	obtaining required financing;

•	integrating any acquired business successfully with our existing operations;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers; and

•	managing our expansion.

We intend to finance our growth with the net proceeds of future debt and equity offerings. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Fleet Managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

If our Fleet Managers are unable to recruit suitable seafarers for our Initial Fleet or as we expand our fleet, our results of operations may be adversely affected.

We will rely on our Fleet Managers to recruit suitable senior officers and crews for our Initial Fleet. In addition, as we expand our fleet, we will have to rely on our Fleet Managers to recruit suitable additional seafarers. We cannot assure you that our Fleet Managers will be able to continue to hire suitable employees as we expand our fleet. If our Fleet Managers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. We expect that all or part of the seafarers who will be employed on the ships in our fleet will be covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. If our Fleet Managers are unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends may be materially adversely affected.

The operation of drybulk carriers has certain unique operational risks.

The operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may be unable to attract and retain key senior management personnel and other employees in the seaborne transportation industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our senior executive officers. We have entered into employment agreements with our Chief Executive Officer and President, Mr. Robert Cowen, our Chief Financial Officer and Executive Vice President, Mr. James Christodoulou, our Chief Accounting Officer and Treasurer, Mr. Solon Dracoulis and our Chief Technical Officer, Mr. Lefteris E. Vlassopoulos. Our success will depend upon our ability to hire and retain key members of our senior management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain ‘‘key man’’ life insurance on any of our officers.

Our executive officers could receive substantial sums based on payments on our dividend participation rights if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our common and subordinated shareholders.

Our executive officers will have the right to receive payments on our dividend participation rights in respect of incremental dividends, beginning with the first target of $0.57 per common and subordinated share, based on specified sharing ratios, if and to the extent that dividends declared by us exceed specified target levels, beginning with the first target of $0.57 per common and subordinated share. These payments will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders or to repay our debt. Please read ‘‘Management —Dividend Participation Rights’’ for a more detailed description of how we intend to make payments on our dividend participation rights.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

Even following a physical inspection of secondhand vessels prior to purchase we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. While we normally inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Upon acquisition of the seven vessels that we have agreed to acquire subject to the completion of this offering, the average age of our drybulk carriers at the time of this offering will be approximately 11 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

We will depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We expect to derive a significant part of our revenue from a small number of customers. Six of the seven vessels in our Initial Fleet will be employed under fixed rate period charters to five customers. Following the completion of this offering, we intend to enter into a fixed rate period charter for our Capesize drybulk carrier with a minimum term of two years. For the year 2007, we expect that substantially all of our revenues will be derived from five to six customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

A decline in the market value of our vessels could lead to a default under our senior secured term loan and the loss of our vessels through foreclosure.

If the market value of our fleet declines, we may not be in compliance with certain provisions of our senior secured term loan secured by the vessels in our Initial Fleet and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

For example, if the market value of the vessels financed under our senior secured term loan declines below approximately 150% to 160% of the aggregate amount outstanding under our senior secured term loan, we will not be in compliance with certain provisions of our senior secured term loan, and we may not be able to refinance our debt or obtain additional financing. We expect that the market value of our fleet will be above the minimum market value required by our term loan. Following this offering, we expect to be able to continue to comply with all of these provisions. However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these provisions. Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy this requirement or that our lenders will waive any failure to do so.

We cannot assure you that we will be able to borrow amounts under our senior secured term loan and restrictive covenants in our senior secured term loan may impose financial and other restrictions on us.

Our ability to borrow amounts under our senior secured term loan will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to drawdown the full amount under our senior secured term loan without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

Our senior secured term loan will also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	incur additional indebtedness, including through the issuance of guarantees;

•	create or permit liens on our assets;

•	sell our vessels or the capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	change the flag or classification society of our vessels;

•	pay dividends (as described under ‘‘We cannot assure you that we will pay dividends’’);

•	make capital expenditures;

•	compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our senior secured term loan will require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include covenants to maintain: (i) a ratio of debt to the sum of debt plus shareholders’ equity adjusted for the market value of our vessels not to exceed 70%; (ii) cash and cash equivalents of (x) between $2.5 million and $3.5 million by the end of six months following our last drawdown; (y) between $5.0 million and $7.0 million by the end of one year following our last drawdown; and (z) between $7.0 million and $14.0 million by the end of three years following our last drawn down, in each case depending on the aggregate drawdown; (iii) market capitalization, including common and subordinated shares held by our affiliates, during the previous quarter of no less than $150.0 million; (iv) EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense of at least 3.0x on a trailing four quarter basis; and (v) aggregate fair market value of our vessels at a minimum of 150% to 160% of our aggregate outstanding balance under the senior secured term loan, depending on our aggregate drawdown. Following the offering we expect to be able to comply with all of these covenants. However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the industry specific risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured term loan would prevent us from borrowing additional money under this facility and could result in a default under the senior secured term loan. If a default occurs under our term loan, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Therefore, our discretion is limited because we may need to obtain consent from our lender in order to engage in certain corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may prevent us from taking actions that are in our best interest.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

We cannot assure you that we will be able to refinance any indebtedness incurred under our senior secured term loan.

We intend to finance the acquisition of our Initial Fleet with secured indebtedness drawn under our eight year senior secured term loan. We cannot assure you that we will be able to refinance amounts drawn under our senior secured term loan at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our term loan or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our term loan or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We may be subject to tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Both before and after this offering, we expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to United States federal income tax on our United States source income. For example, immediately after this offering, 5% shareholders may own 50% or more of our outstanding common shares. In such a case, we would not be eligible for this statutory tax exemption unless we were able to establish that among our 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to establish this, 5% shareholders would have to provide us with certain information in order to substantiate their identity as qualified shareholders. Basset, which is expected to own a substantial amount of our common shares following the end of the subordination period, and Mr. Antonios Kandylidis who beneficially owns Basset, have each agreed to provide us with such information. Notwithstanding this agreement, due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries after the offering.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a four percent United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a ‘‘passive foreign investment company,’’ or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, cash is treated as an asset that produces ‘‘passive income’’ and ‘‘passive income’’ includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income.’’ U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

There is a risk that we may be treated as a PFIC for the 2006 taxable year. Although we intend to take the position that we were not a PFIC during the 2006 taxable year pursuant to a special ‘‘start-up’’

exception, there is little guidance regarding the application of this exception. Therefore, there is a risk that the IRS or a court may disagree with our position and treat us as a PFIC for the 2006 taxable year. If we are treated as a PFIC for the 2006 taxable year, any dividends paid on our common shares during 2007 to a U.S. shareholder that is an individual, trust or estate will be taxable as ordinary income rather than as ‘‘qualified dividend income.’’ Please read ‘‘Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions’’ for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC for the 2006 taxable year.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year beginning with the 2007 taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year beginning with the 2007 taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under ‘‘Tax Considerations—United States Federal Income Taxation of U.S. Holders’’), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please read ‘‘Tax Considerations—United States Federal Income Taxation of U.S. Holders’’ for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC for the 2007 taxable year or any subsequent taxable year.

Because we will generate all of our revenues in dollars but will incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We will generate all of our revenues in dollars but we expect that portions of our future expenses will be incurred in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. For example, during 2006, the value of the dollar declined by approximately 11% as compared to the Euro. Further declines in the value of the dollar could lead to higher expenses payable by us.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. For more information with respect to how shareholder rights under Marshall Islands law compares with shareholder rights under Delaware law, we refer you to our discussion under the heading ‘‘Marshall Islands Company Considerations’’

It may not be possible for investors to enforce U.S. judgments against us.

We and all our subsidiaries will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries and will be located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Offering Specific Risks

If we do not implement all required accounting practices and policies we may be unable to provide the required financial information in a timely and reliable manner.

Prior to this offering, as a privately-held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, require significant time commitments from our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies may limit our ability to obtain financing, either in the public capital markets or from private sources, and thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies may result in failure to meet the requirements for continued listing of our common shares on the Nasdaq Global Market, which would adversely affect the liquidity of our common shares.

There is no guarantee that an active and liquid public market for you to resell the common shares will develop.

Prior to this offering, there has not been a public market for our common shares. A liquid trading market for our common shares may not develop. If an active, liquid trading market does not develop, you may have difficulty selling shares of our common shares. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common shares in this offering, you will pay more for your common shares than the amounts paid by our sole existing shareholder for its shares. As a result, you will incur immediate and substantial dilution of $4.18 per share, representing the difference between the initial public offering price and our pro-forma as adjusted net tangible book value per share at December 31, 2006, after giving effect to this offering and excluding 63,158 subordinated shares and 31,579 restricted common shares we will issue to our Chief Executive Officer and Chief Financial Officer, respectively, based on the initial public offering price of $19.00 per share. Also, purchasers of our common shares in this offering will have contributed approximately 99.7% of the aggregate price paid by all purchasers of our capital stock, but will own only approximately 84.3% of the shares outstanding after this offering, excluding the 63,158 subordinated shares and 31,579 restricted common shares that we will issue to our Chief Executive Officer and Chief Financial Officer. We refer you to the discussion under the heading ‘‘Dilution’’.

Future sales of shares could cause the market price of our common shares to decline.

Upon consummation of our offering, Basset, a company controlled by Mr. Antonios Kandylidis, the son of one of our directors, will own 2,000,000 subordinated shares, or approximately 15.6%, of our outstanding capital stock assuming the underwriters do not exercise their over-allotment. These subordinated shares may be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended, as a result of Basset’s status as our ‘‘affiliate.’’ Furthermore, shares held by Basset will be subject to the underwriters’ 180 day lock-up agreement. We refer you to the discussion under the heading ‘‘Shares Eligible for Future Sale’’ in this prospectus. Sales or the possibility of sales of substantial amounts of our subordinated shares by Basset in the public markets could adversely affect the market price of our common shares.

The conversion of our subordinated shares into common shares could cause the market price of our common shares to decline.

Our outstanding subordinated shares will convert automatically into common shares upon expiration of the subordination period, which extends until March 31, 2012, subject to earlier conversion in specified circumstances. See ‘‘Our Dividend Policy.’’ The conversion will effectively result in an increase in the number of our common shares that are outstanding and may cause the market price of our common shares to decline.

A change of control of us would end the subordination of our subordinated shares and cause any dividend arrearages on our common shares to become immediately payable, which could depress the market price of the shares.

The subordination period will end immediately and all dividend arrearages due to holders of our common shares will be payable upon a change of control of us as defined in our Amended and Restated Articles of Incorporation, which could have the effect of depressing the market price of our common shares following the change of control. If certain dividend payment tests described in ‘‘Our Dividend Policy’’ are met some or all of our subordinated shares will convert into common shares.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue ‘‘blank check’’ preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common and subordinated shares, voting as a single class, entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial condition, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements.

All statements in this prospectus that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	economic and political conditions;

•	our pending acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;

•	competition in the seaborne transportation industry;

•	statements about seaborne transportation trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; and

•	our expectations of the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the ‘‘Risk Factors’’ section of this prospectus. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation;

•	length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed in the ‘‘Risk Factors’’ section of this prospectus.

You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We expect that the net proceeds of this offering will be approximately $188.5 million after deducting underwriting discounts and estimated offering expenses. The aggregate purchase price of the vessels in the Initial Fleet is $311.9 million. We currently intend to use the net proceeds of this offering as follows:

•	$183.2 million to fund a portion of the aggregate purchase price of the seven vessels that we have agreed to acquire, subject to the completion of this offering; and

•	$5.3 million for general corporate purposes.

We expect to incur $128.7 million of indebtedness under our senior secured term loan to fund the balance of the aggregate purchase price of the vessels in our Initial Fleet. If we do not purchase any of the seven vessels in our Initial Fleet, we may use the proceeds of this offering to purchase other vessels or for general corporate purposes. In particular, certain events may arise which could result in us not taking delivery of any of the seven vessels in our Initial Fleet, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery.

 Our Dividend Policy

Although we have no history of paying dividends, our board of directors has adopted a dividend policy to pay a regular quarterly dividend to shareholders while reinvesting a portion of our operating surplus (as defined on page 129) in our business. We expect to pay dividends in the amount of $0.5125 per share to shareholders on a quarterly basis. We expect to pay a partial dividend in August 2007 in respect of the second quarter of 2007 in an amount equal to $0.39 per share. However, as described below, if we do not have sufficient available cash to pay a quarterly dividend to our common shareholders in the amount of $0.5125 per share, which we call our base dividend, out of operating surplus, the right of the holders of our subordinated shares to receive dividends in respect of those shares will be subordinate to the right of the holders of our common shares during the subordination period. The subordination period will expire on the first day after March 31, 2012 on which all of the tests described below are met; however, the subordination period for a specified percentage of the outstanding subordinated shares will end earlier and such subordinated shares will convert into common shares if certain tests are met. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance that we will not reduce or eliminate our dividend. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any quarter. Please read ‘‘Risk Factors’’ for a discussion of these factors. In addition, we will not be allowed to pay dividends in the event we are in default under any of the covenants in our term loan. Please read ‘‘Business—Senior Secured Term Loan’’ for a description of these covenants.

We expect to use part of our operating surplus for reinvestment in our business such as to maintain the minimum cash balance required under our term loan, maintain sufficient working capital, maintenance costs, capital expenditures and debt repayments as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our operating surplus in our business, we believe we will be able to provide better value to our shareholders by enhancing our ability to pay dividends over the long-term. It is our goal to grow our dividend through accretive acquisitions of additional vessels beyond our Initial Fleet. There can be no assurance that we will be successful in meeting our goal.

Our authorized capital stock includes two classes of common shares. The right of the holders of our subordinated shares to receive dividend payments is subordinate to the right of the holders of our common shares during the subordination period. We believe that the provisions of our Amended and Restated Articles of Incorporation provide added assurance that we will be able to pay quarterly dividends on our common shares by limiting or eliminating dividends to the holders of our subordinated shares in the circumstances described below. In general, during the subordination period, holders of our common shares will receive regular quarterly dividends of $0.5125 per share, plus any arrearages from prior quarters, before the holders of our subordinated shares will receive any dividends. No interest will accrue on dividend arrearages and holders of our subordinated shares will not be entitled to arrearages. During the subordination period, we will pay quarterly dividends on our common and subordinated shares from operating surplus in the following manner:

•	first, 100% of dividends to all common shares, pro rata, until they have received the base dividend of $0.5125 per share;

•	second, 100% of dividends to all common shares, pro rata, until they have received the unpaid arrearages in the base dividend for all prior quarters during the subordination period;

•	third, 100% to all the subordinated shares, pro rata, until they have received the base dividend; and

•	fourth, 100% of incremental dividends to all common shares and subordinated shares, pro rata, until each share has received $0.57 per share.

If our quarterly cash dividend from operating surplus exceeds specified target dividend levels beginning with $0.57 per common and subordinated share and there are no unpaid arrearages in the base dividend, our dividend participation rights have the right to receive payment in respect of incremental dividends based on specified sharing ratios described below.

•	fifth, 90% of dividends declared from $0.57 to $0.63 per share to all common shares and subordinated shares, pro rata, and the equivalent of 10% of dividends declared from $0.57 to $0.63 per share to all common shares and subordinated shares to be paid on the dividend participation rights;

•	sixth, 80% of dividends declared from $0.63 to $0.77 per share to all common shares and subordinated shares, pro rata, and the equivalent of 20% of dividends declared from $0.63 to $0.77 per share to all common shares and subordinated shares to be paid on the dividend participation rights; and

•	after that, 75% of dividends declared above $0.77 to all common shares and subordinated shares, pro rata and the equivalent of 25% of dividends declared above $0.77 to be paid on the dividend participation rights.

The dividend participation rights represent contractual rights to receive an amount equal to a portion of our incremental dividends, rather than actual shares in our company. Accordingly, when our board of directors declares a dividend of above $0.57 per common and subordinated share, it will actually pay a dividend to our shareholders that is net of the percentage to which the dividend participation rights are entitled. For instance, if our board of directors declares a dividend of $0.60 per common and subordinated share, we would actually pay a dividend of $0.597 per share to our shareholders that is calculated as follows:

$0.60 - .10 (0.60-0.57) =
$0.60 - .10 (.03) =
$0.60 - $.003 =
$0.597

The balance of $0.003, multiplied by the number of common and subordinated shares outstanding, would be paid to the holders of the dividend participation rights.

Please read ‘‘Management—Dividend Participation Rights’’ for more detailed information concerning payments on our dividend participation rights.

The subordination period will commence upon the date of this offering. Our subordinated shares will convert into common shares on a one-for-one basis if each of the following tests are met on the schedule specified below:

(1)	we have paid quarterly dividends in an amount at least equal to $0.5125 per share on both our common and subordinated shares for the immediately preceding four-quarter period; and

(2)	operating surplus available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.5125 per share on all of our outstanding common and subordinated shares on a fully diluted basis during that period; and

(3)	there are no unpaid arrearages in payment of the quarterly dividend on our common shares.

We refer to the tests set forth in sub-paragraphs (1) through (3) above as the ‘‘Basic Conversion Tests.’’ Our subordinated shares will convert into common shares on a one-for-one basis on the following schedule:

(i)	The first day after March 31, 2010 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis (the ‘‘First Early Conversion’’).

(ii)	The first day after March 31, 2011 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis (the ‘‘Second Early Conversion’’); however, the Second Early Conversion will not occur prior to the first anniversary of the First Early Conversion.

(iii)	The first day after March 31, 2012 on which the Basic Conversion Tests are met, all outstanding subordinated shares shall convert in common shares on a one-for-one basis.

Contingent Conversion of Subordinated Shares to Common Shares

Provided that the Basic Conversion Tests are met:

▪	In addition to any subordinated shares converted into common shares in the First Early Conversion or the Second Early Conversion, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.57 per share on the common shares and subordinated shares for any consecutive three-quarter period (the ‘‘First Contingent Conversion’’).

▪	In addition to any subordinated shares converted into common shares in the First Early Conversion, the Second Early Conversion or the First Contingent Conversion, an additional 25% (or 50% if the First Contingent Conversion has not occurred) of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.63 per share on the common shares and subordinated shares for any consecutive preceding three-quarter period (the ‘‘Second Contingent Conversion.’’)

▪	The subordination period will terminate automatically and all outstanding subordinated shares will convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.77 per share (approximately 150% of the base dividend) on both the common shares and subordinated shares for any consecutive preceding three-quarter period (the ‘‘Full Contingent Conversion’’).

However, none of the First Contingent Conversion, the Second Contingent Conversion or the Full Contingent Conversion will occur prior to the first anniversary of this offering. Upon completion of this offering, we intend to grant to our senior executive officers a total of 100 dividend participation rights, as an incentive to increase the amount of dividends per share for our shareholders. The dividend participation rights have the right to receive payment in respect of incremental dividends only after quarterly dividends on the common and subordinated shares exceed $0.57 per share.

Our declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Under Marshall Islands law, a company may not declare or pay dividends if the company is insolvent or would be rendered insolvent upon the payment of such dividend and dividends may be declared and paid out of our operating surplus only; but in the case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. The declaration and payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the charter market, our earnings would be negatively affected and limit our ability to pay dividends. Please read ‘‘Risk Factors—Company Specific Risk Factors—We cannot assure you that we will pay dividends.’’

In particular, our ability to pay dividends is subject to our ability to satisfy financial covenants contained in our senior secured term loan. Please read ‘‘Business—Senior Secured Term Loan.’’ Under our senior secured term loan we will be prohibited from paying dividends if:

(i)	an event of default has occurred or will occur as a result of the payment of the dividend;

(ii)	ratio of debt to the sum of debt plus shareholders’ equity adjusted for the market value of our vessels exceeds 70%;

(iii)	our cash and cash equivalents are less than (x) between $2.5 million and $3.5 million by the end of six months following our last drawdown; (y) between $5.0 million and $7.0 million by the end of one year following our last drawdown; and (z) increasing to between $7.0 million and $14.0 million by the end of three years following our last drawn down, in each case depending on the aggregate drawdown;

(iv)	our market capitalization, including common and subordinated shares held by our affiliates, during the previous quarter is less than $150.0 million;

(v)	our EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense is less than 3.0x on a trailing four quarter basis; and

(vi)	the aggregate fair market value of our vessels is less than 150% to 160% of our aggregate outstanding balance under the senior secured term loan, depending on the aggregate drawdown.

For more information on cash that we may have available to pay you dividends, please read ‘‘Forecasted Earnings and Cash Available for Dividends.’’

We believe that we will have sufficient operating surplus to fund the initial quarterly dividends of $0.5125 per share at least through December 31, 2008. It is our goal to increase dividends per share to our shareholders through accretive acquisitions of additional vessels. We do not intend to increase our dividend unless our board concludes we are retaining adequate funds in our business to assure that we are preserving our capital base and our ability to pay dividends over the foreseeable future. We cannot assure you that we will be successful in implementing our growth strategy.

There are a number of factors that could affect our ability to pay dividends in the future. As a result of these factors, you may not receive dividends in the intended amounts or at all. These factors include the following:

•	We may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs.

•	The amount of dividends that we may pay is dependent upon the charter rates obtained by our vessels which are subject to significant fluctuations;

•	While the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

•	Even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•	The amount of dividends that we may distribute is limited by restrictions under our senior secured term loan and indebtedness incurred in the future from the refinancing of our existing debt or debt incurred for growth could contain restricted payment covenants that are even more restrictive. Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our senior secured term loan;

•	The amount of any cash reserves established by our board of directors;

•	The amount of dividends that we may distribute is subject to restrictions under Marshall Islands law; and

•	Our shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

Under the terms of our senior secured term loan, we are required to make higher principal repayments following the third year anniversary from our last drawdown compared to those we are required to make during the first three years. We will be obligated to repay the amount drawn down in excess of $128.7 million ratably over the first five installments. As discussed above, we cannot assure you that we will be able to refinance this debt, or, if we are able to refinance the debt, that the interest rate and covenants under any new term loan will be as favorable as our senior secured term loan. As a result, we may need to use funds from operations or funds from the sale of vessels to repay our debt, which will decrease the amount of available cash to pay dividends to our shareholders. Further, the interest rate provided under our senior secured term loan may increase under specified circumstances. Any increase in the interest rate would reduce cash available for dividends.

Our growth strategy contemplates that we will fund the acquisition of vessels in addition to our Initial Fleet through a combination of debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into new financing agreements in connection with our growth that will reduce our ability to pay dividends to our shareholders.

As our vessels age, the cost of operating and maintaining our vessels will likely increase. Changes in legal requirements regarding the operation of our vessels, accidents, higher financing costs, inflation and other factors could materially increase our costs and result in a reduction in our ability to pay dividends.

Our board of directors will review our dividend policy from time to time and make adjustments that it believes are appropriate taking into consideration the foregoing factors. There are a number of risks that could prevent us from meeting our goals or even sustaining for the short-term our expected dividend. Please read ‘‘Risk Factors’’ and ‘‘Forecasted Earnings and Cash Available for Dividends.’’

FORECASTED EARNINGS AND CASH AVAILABLE FOR DIVIDENDS

Introduction

All of the information set forth below is for illustrative purposes only. Our underlying assumptions may prove to be incorrect. Actual results may differ, and the variations may be material. We may have materially lower revenues, set aside substantial reserves or incur a material amount of extraordinary or unforeseen expenses. You should not assume or conclude that we will pay any dividends in any period. While our policy will be to pay dividends quarterly, we have no obligation to do so and our policy may change.

We believe that, following completion of this offering, our operations will generate sufficient cash to allow us to pay a partial dividend in August 2007 in respect of the second quarter of 2007, in an amount equal to $0.39 per share and to pay dividends in the amount of $0.5125 per share on our outstanding common and subordinated shares for each calendar quarter thereafter through December 31, 2008, which we refer to as our forecast period. Our belief is based on a forecast of our expected results of operations and cash flows for the years ending December 31, 2007 and 2008. Our forecast presents, to the best of our knowledge, our expected results of operations and cash flows for the forecast period.

Our forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take during the forecast period. The assumptions under the heading ‘‘—Significant Forecast Assumptions’’ are those that we believe are significant to our forecast. We believe our actual results of operations and cash flows will approximate those reflected in our forecast; however, we can give you no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If we do not achieve our forecast, we may not be able to pay a partial dividend in August 2007 in an amount equal to $0.39 per share and to pay the $0.5125 quarterly dividend thereafter or any amount on our common and subordinated shares.

Our forecast is a forward-looking statement and should be read together with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Capitalization,’’ ‘‘Use of Proceeds,’’ ‘‘Selected Financial Data,’’ ‘‘Business’’ and our financial statements and the accompanying notes included elsewhere in this prospectus. We did not prepare this information to comply with the American Institute of Certified Public Accountants’ guidelines regarding prospective financial information, but we believe that it is reasonable. Specifically, the information included in this section does not include a presentation of unusual or infrequently occurring items, extraordinary items or a summary of significant accounting policies. However, this information is not factual and you should not rely upon it as necessarily indicative of our future results. We caution you not to place undue reliance on this forecasted financial information. Our forecast has been prepared by and is the responsibility of our management. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has neither examined nor compiled the accompanying forecast information and, accordingly, Ernst & Young (Hellas) Certified Auditors Accountants S.A. does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young (Hellas) Certified Auditors Accountants S.A. report included in this prospectus relates only to our historical financial statements. That report does not extend to the forecast information and should not be read as if it does.

When considering our forecast, you should keep in mind the risk factors and other cautionary statements under the heading ‘‘Risk Factors’’ elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from our financial forecast.

Our forecast is subject to a number of assumptions including the following:

•	We will not make any vessel acquisitions in addition to our Initial Fleet of seven vessels. Although making acquisitions is part of our strategy, we have assumed we will not make any acquisitions during the forecast period because we have not determined to pursue any specific additional acquisitions at this time. If we acquire additional vessels during the forecast period, our actual results of operations, financial condition and cash flows could differ substantially from the forecast;

•	All of the seven vessels we will acquire from their respective sellers after the closing of this offering will be delivered and acquired by us on schedule and will be acquired for the agreed purchase price without any purchase price adjustment;

•	Six of the seven vessels in our Initial Fleet will operate under their respective charters at the charter rates specified herein, and will operate for the remainder of the forecast period;

•	Following the closing of this offering, we will enter into a fixed rate period charter for our vessel, Juneau, with a minimum term of two years and at a net charter rate of $42,750 per day;

•	The charter term for the vessel Helena which expires prior to the end of our forecast period will be renewed at the same charter rate as specified herein. This charter rate may be lower than the currently contracted charter rates outlined herein, in which case, our actual results of operations during the forecast period may vary from the forecast, and these variations may be material;

•	Our customers will perform in accordance with, and not default under, our charters;

•	Our vessels will have the number of off-hire days set forth in the forecast;

•	Our current management agreements will be in effect for the entire forecast period;

•	Our term loan will be available for purchasing our Initial Fleet; and we will have satisfied all of the related terms and conditions of our senior secured term loan, we will not be in default under our senior secured term loan and we will not be required to make payments under our term loan in addition to those specified in accordance with its terms during the forecast period;

•	There will be no net change in our non-cash working capital during the forecast period and dividends will be paid on or about the 15th day of the second month of each quarter;

•	Maintenance capital expenditures (other than extraordinary and unforeseen items), such as dry-dockings or special and intermediate survey will be for the estimated amounts set forth in the forecast and that we will not have any extraordinary or unforeseen items;

•	We will not incur any vessel operating expenses or expenditures, including repair and maintenance costs, other than those set forth in the forecast;

•	We will qualify for the exemption under Section 883 of the Code and the Treasury Regulations promulgated thereunder and accordingly, that we will not pay any taxes;

•	The underwriters will not exercise their over-allotment option in connection with this offering, except as specifically described in the forecast; and

•	None of the factors included in this prospectus under the heading ‘‘Risk Factors’’ beginning on page 14 have an adverse effect on our ability to take delivery of and employ our vessels profitably.

Please read ‘‘—Significant Forecast Assumptions,’’ for further information as to the assumptions we have made for the financial forecast.

Unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period will vary from the forecast and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We do not undertake any obligation to update this forecast to reflect events or circumstances after the date of this prospectus. You are cautioned not to place undue reliance on this information.

Statement of Forecasted Results of Operations and Cash Flows

	Following the Offering through December 31, 2007	Fiscal Year Ending December 31, 2008
	(In thousands of dollars, except per share amounts)
Voyage Revenue	$33,960	$67,582
Expenses:
Charter Commissions	(1,638)	(3,304)
Vessel operating expenses (including management fees)	(6,625)	(13,784)
General and administrative expenses	(3,500)	(4,120)
Management stock compensation	(666)	(1,000)
Survey and Dry-docking expenses	—	(3,900)
Depreciation	(10,996)	(22,591)
Operating earnings	10,535	18,883
Other expenses (earnings):
Interest expense	(4,070)	(7,921)
Amortization of deferred financing fees	(86)	(129)
Interest income	1,436	304
Net earnings	7,815	11,137
Adjustments to reconcile net earnings to net operating activities cash flows:
Depreciation	10,996	22,591
Amortization of deferred financing fees	86	129
Management stock compensation	666	1,000
Cash flows from operating activities	19,563	34,857
Investing activities cash flows:
Expenditures for vessels	(311,935)	—
Financing activities cash flows:
Drawdown of senior secured term loan	128,750	—
Repayment of senior secured term loan	—	(12,300)
Financing fees	(1,029)	—
Sale of common shares, net of fees	188,453	—
Dividends on common shares	(9,730)	(22,102)
Dividends on subordinated shares	(1,862)	(4,230)
Cash flows from (used in) financing activities	304,582	(38,632)
Increase (decrease) in cash from forecasted operating, investing and financing activities	12,210	(3,775)
Cash and cash equivalents, end of period	$12,210	$8,435
Shares outstanding (common and subordinated) (1)	9,309,056(2)	12,844,737
Earnings per share, basic (2)	$0.84(2)	$0.87

(1)	Assumes that the offering closes on April 30, 2007 and includes 63,158 subordinated shares and 31,579 restricted common shares that we will issue to our Chief Executive Officer and to our Chief Financial Officer at the initial public offering price of $19.00 per share, subject to applicable vesting periods.
(2)	Earnings per share are calculated as if common shares and subordinated shares were a single class on a weighted average outstanding basis.

Statement of Forecasted Selected Balance Sheet Data

	Following the Offering through December 31, 2007	Fiscal Year Ending December 31, 2008
	(In thousands of dollars)
Cash and cash equivalents	$12,210	$8,435
Vessels	300,939	278,347
Total debt	128,750	116,450
Shareholders’ equity(1)	184,399	170,332

(1)	Excludes approximately $1.029 million of deferred financing fees.

Please read the accompanying significant forecast assumptions below.

Significant Forecast Assumptions

Basis of Presentation

This forecast is based on management’s knowledge, belief and assumptions as more fully described herein.

Our forecast has been prepared in conjunction with this offering of common shares and reflects only the vessels to be acquired as our Initial Fleet. Our forecast presents, to the best of our knowledge, our expected results of operations and cash flows for the period following the offering through December 31, 2007 and the year ending December 31, 2008. The period ending December 31, 2007 represents a partial year from the latest contractual delivery of the seven vessels in our Initial Fleet through the end of 2007. Our forecast represents management’s judgment as of the date of this prospectus of expected business and industry conditions during the forecast period. The assumptions disclosed herein are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. Please read ‘‘Risk Factors.’’

The forecast does not reflect any period for which we have actual operating results. Unanticipated events may occur that could adversely affect our operating results and, consequently, our actual results of operations during the forecast period may vary from the forecast, and these variations may be material.

Initial Public Offering

Our forecast assumes the sale of 10,750,000 common shares in this offering not later than April 30, 2007 at the initial public offering price of $19.00 per share, and that the underwriters do not exercise their over-allotment option.

Vessels

Our forecast assumes our Initial Fleet of seven vessels will be delivered on the latest of their respective contractual delivery dates from their respective seller as outlined in the table below. Our forecast further assumes that each of the vessels will be operational as of its respective delivery date to us and thereafter through the end of the forecast period. A delay in the delivery to us of any of the vessels currently under contract to be acquired could adversely affect our actual results relative to our forecast. Upon delivery to us from its seller we assume that we will deliver the vessel to its respective charterer immediately. A delay in the delivery to a charterer of any of the vessels currently under contract to be acquired could adversely affect our forecast. We also assumed in our forecast that the charterer will re-deliver the vessel to us upon the earliest contractual re-delivery date. If any charter is terminated before then, it is possible that the daily charter rate of any replacement charters will be lower than the currently contracted charter rates outlined in the table below, in which case our actual results of operations during the forecast period may vary from the forecast, and these variations may be material.

The earliest and latest delivery and re-delivery dates to and from our charterers are as follows:

Vessel(1)	Delivery from Seller & to Charterer in 2007		Estimated Re-delivery from Charterer (2)
Name	Earliest	Latest	Earliest	Latest
Topeka	May 15	August 15	July 2010	May 2011
Lansing	May 15	June 30	March 2009	August 2009
Pierre	April 30	June 15	April 2010	October 2010
Austin	May 1	June 30	February 2010	August 2010
Trenton	May 1	June 30	February 2010	August 2010
Helena	May 1	June 30	March 2008	June 2008
Juneau(3)	May 1	July 15	March 2009	September 2009

(1)	The vessel name provided represents the new name we will designate to each vessel following delivery to us from the seller.
(2)	The date range provided represents the earliest and latest dates on which the charterer may re-deliver the vessel to us upon termination of the charter. The actual re-delivery dates may differ based on the delivery of the vessels to us and the charterer having the option in certain cases to deliver the vessel 15 to 30 days prior to or after the scheduled re-delivery dates.
(3)	Following the closing of this offering we intend to enter into a fixed rate period charter for this vessel with a minimum term of two years.

For forecast calculation purposes we used the following dates and charter rates:

Vessel	Delivery and Re-delivery from Charterers		Net Daily Charter Rate(2)
Name	Delivery Date	Re-delivery date(1)
Topeka	August 16, 2007	January 15, 2011	$21,656
Lansing	June 30, 2007	June 30, 2009	$23,100
Pierre	June 15, 2007	August 15, 2010	$22,425
Austin	June 30, 2007	June 30, 2010	$24,700
Trenton	June 30, 2007	June 30, 2010	$24,700
Helena	June 30, 2007	December 31, 2008	$28,125
Juneau	July 15, 2007	July 15, 2009	$42,750	(3)

(1)	Represents the estimated redelivery date based on our existing charters and the charter we intend to enter into for the vessel Juneau. The redelivery date for the vessel Helena is for forecast calculation purposes only. We estimate the redelivery date based on our existing charter to be June 30, 2008.
(2)	Presents the daily charter rate in our period charters, excluding the chartering commissions payable by us to third parties.
(3)	Represents the two year period charter we expect to enter into following the closing of this offering at an assumed net charter rate of $42,750 per day.

Voyage Revenues

We expect that our charter revenues during the forecast period will be limited to the time charter revenues from the vessels in our Initial Fleet. Our forecast assumptions are based on the daily time charter rates for each vessel as outlined in the table above multiplied by voyage days per calendar year of expected operations as outlined in the table below. Voyage days are equal to ownership days less the aggregate number of off-hire days associated with major repairs, dry-dockings or special or intermediate surveys. Furthermore, a vessel may incur additional off-hire days due to the time a vessel spends in maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as our failure to maintain the vessel in compliance with its specifications and contractual standards such as speed and bunker (fuel oil) consumption or to provide the required crew. We define as voyage days the total number of ownership days less the aggregate number of days that our vessels are off-hire for any reason, including unforeseen circumstances and use voyage days to measure the number of days in a period during which our vessels actually generate revenues.

We expect to dry-dock our vessels every thirty months in accordance with classification society requirements. During the forecast period, we have assumed the off-hire days related to dry-docking or special or intermediate surveys set forth below and estimated we will incur additional off-hire days every year during the forecast period that we can not foresee and for reasons that are beyond our control which could adversely affect our forecast. We will not be responsible for dry-docking or special or intermediate surveys nor will we incur any off-hire days for those vessels in our Initial Fleet that may in the future be employed under bareboat charters.

Assumed Number of Days Used in Forecast
	Latest Contractual Delivery Date through December 31, 2007					January 1, 2008 through December 31, 2008
Vessel Name(1)	Ownership	Off Hire Survey	Off Hire Other	Voyage	Survey Costs (in millions)	Ownership	Off Hire Survey	Off Hire Other	Voyage	Survey Costs (in millions)
Topeka	138	0	4	134	$0	366	25	7	334	$0.8
Lansing	185	0	5	180	$0	366	25	7	334	$0.8
Pierre	200	0	5	195	$0	366	0	7	359	$0
Austin	185	0	5	180	$0	366	25	7	334	$0.8
Trenton	185	0	5	180	$0	366	0	7	359	$0
Helena	185	0	5	180	$0	366	0	7	359	$0
Juneau	170	0	5	165	$0	366	30	7	329	$1.5

Vessel Operating Expenses

We will be responsible for all vessel operating expenses pursuant to the management agreements with our Fleet Managers. Our operating expenses per vessel will be equal to the number of ownership days, multiplied by the applicable estimated daily vessel operating expenses set forth in the table below. Since we are responsible for all vessel operating expenses, any increase in actual vessel operating expenses will be absorbed by us. We have assumed we will incur no extraordinary or unforeseen costs or expenses during the forecast period. As a result, our forecast could vary significantly if our actual vessel operating expenses vary from those set forth below or extraordinary or unforeseen costs or expenses are incurred by us.

Our forecasted daily vessel operating expenses are derived based on our current estimates. Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses related to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses. Vessel operating expenses during the forecast period are calculated by multiplying ownership days during 2007 and 2008 by the estimated daily vessel operating expenses.

We will contract the day-to-day management of our fleet under separate vessel management agreements. We refer to these companies collectively as our Fleet Managers. Pursuant to the management agreements, we will be obligated to pay our Fleet Managers day-to-day vessel management fees which will be approximately $650 per vessel per day. We have assumed that we will incur these management fees per vessel per day that we own the vessel during the forecast period, which we refer to as ownership days in the table above.

Vessel Name	Estimated Daily Vessel Operating Expenses(1)
Topeka	$4,900
Lansing	$4,900
Pierre	$4,900
Austin	$4,900
Trenton	$4,900
Helena	$4,900
Juneau	$7,900

(1)	Includes daily per vessel management fees payable by us to our Fleet Managers, which are approximately $650 per vessel per day.

Depreciation

Depreciation for the vessels in our Initial Fleet which we will acquire after the closing of this offering continues through the forecast period and is based on each vessel’s respective total purchase price and begins upon vessel delivery to us. We will depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years for our drybulk carriers from the date of their initial delivery from the shipyard. Depreciation is based on the total purchase price less the estimated residual value of $200 per lwt.

Financing Fees

Arrangement fees paid to the lenders for obtaining new loans or refinancing existing loans, will be capitalized and amortized during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced will be expensed in the period the repayment or financing is made. Loan commitment fees, as well as agency and handling fees, are charged to expenses in the period in which they are incurred.

Survey and Drydocking Costs

We will account for special survey and dry-docking costs by expensing actual costs incurred during the period in which they were incurred. We expect to maintain cash reserves for anticipated vessel upgrades, repairs and dry-dockings. We may, however, have unanticipated cash expenses, which could include major vessel repairs and dry-docking costs in excess of our reserves, vessel upgrades or modifications that are required by new laws or regulations, other capital improvements, costs of claims and related litigation expenses or contingent liabilities.

General and Administrative Expenses

We will incur general and administrative expenses, including our onshore vessel related expenses such as legal and professional expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our officers, management stock compensation and rent. We expect general and administrative expenses to reflect the costs associated with managing a public company including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and increased legal and accounting costs related to our compliance with the Sarbanes-Oxley Act of 2002, or SOX, and the acquisition of our fleet.

We have assumed we will incur approximately $4.0 million of total general and administrative cash expenses per year. Part of this amount relates to the increased cost of being a public company and includes costs to implement SOX requirements and other public entity responsibilities.

Although we anticipate adopting an equity compensation plan as described in ‘‘Management-Equity Incentive Plan’’, we have not established the types or amounts of any awards and do not have an estimate of expenses that may be associated with these plans. Therefore, we have not included in the forecast possible expenses associated with this plan.

Foreign Exchange Rates

We will generate our revenues in dollars. During the forecast period, we expect to incur the majority of our anticipated cash expenses in dollars. However, part of our general administrative expenses, salaries, and other expenses will be incurred in Euros. Moreover, unanticipated cash expenses may be incurred in foreign currency. The difference could lead to fluctuations in cash available for dividends due to changes in the value of the dollar relative to the Euro and other foreign currencies. Expenses incurred in foreign currencies against which the dollar falls in value could cause an increase in such expenses, which would result in a decrease in our cash available for dividends.

Interest Expense, Undrawn Facility Fee and Interest Income

The forecast assumes that we will drawdown $128,750,000 under our senior secured term loan to finance a portion of the aggregate purchase price of the seven vessels in our Initial Fleet as the vessels are delivered. Our senior secured term loan will require that we pay interest of LIBOR plus a margin up to a maximum of 1.25%. Please read ‘‘Business—Senior Secured Term loan.’’ For all forecast periods, we have assumed we will pay interest expense at an annual rate of 6.35%.

For all forecast periods, we have assumed we earn interest income at an annual rate of 4.00% on our cash and cash equivalents balances.

Tax Considerations

Under current United States federal income tax law, some portion of the distributions you receive from us that are treated as made from our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period and other requirements, then, subject to certain potential exceptions, including an exception that applies to our dividends in 2007 if we were treated as a passive foreign investment company for U.S. federal income tax purposes for 2006, described below under ‘‘Tax Considerations— United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions,’’ such dividends should be treated as ‘‘qualified dividend income’’ subject to a maximum 15% U.S. federal income tax rate (through 2010). In the event that dividend distributions exceed earnings and profits, the portion in excess of earnings and profits, up to the amount paid to purchase our common shares, will not be subject to U.S. federal income tax. Distributions from us that are not treated as dividends for United States federal income tax purposes will be treated first as a non-taxable return of capital to the extent of your tax basis in your common shares and, thereafter, as capital gain.

Payments of Dividends on Common and Subordinated Shares

The following table sets forth our forecasted dividend payments on our common and subordinated shares based on a $0.5125 per share quarterly dividend.

	Following the Offering through December 31, 2007	Fiscal Year Ending December 31, 2008
	(dollars in thousands, except per share amount)
Total number of common shares	10,781,579	10,781,579
Total number of subordinated shares	2,063,158	2,063,158
Dividends per share on common and subordinated shares	$0.9025	$2.05
Total dividends on common shares	$9,730	$22,102
Total dividends on subordinated shares	$1,862	$4,230
Total dividends on common and subordinated shares	$11,592	$26,332

We have also assumed that our underwriters will not exercise their over-allotment option in this offering, which, if exercised in full, would result in an additional 1,612,500 common shares outstanding. We have also included 63,158 subordinated shares and 31,579 restricted common shares that we will issue to our Chief Executive Officer and our Chief Financial Officer.

Forecast of Available Cash for Distribution

The following table sets forth our calculation of the approximate amount of forecasted available cash for distribution generated by our operations for each of the years ending December 31, 2007 and 2008 based on the statement of forecasted results of operations and cash flows set forth above.

	Following the Offering through December 31, 2007	Fiscal Year Ending December 31, 2008
	(dollars in thousands, except per share amounts)
Net earnings	$7,815	$11,137
Add:
Depreciation	10,996	22,591
Amortization of deferred financing fees	86	129
Management stock compensation	666	1,000
Forecast of maximum available cash for distribution(1)	19,563	34,857
Forecast of maximum available cash for distribution per common and subordinated share(1)(2)	$1.52	$2.71
Forecast of maximum available cash for distribution per common share(1)(2)	$1.81	$3.23

(1)	Forecast of available cash for distribution does not take into consideration cash reserves (including reserves for vessel replacement, future Operating Expenditures and Maintenance Capital Expenditures, as such terms are defined on page 129, and contingent and other obligations), future principal payments on our senior secured term loan, or extraordinary expenses. These payments and reserves will reduce cash available for dividends. Please read ‘‘Risk Factors.’’ We cannot assure you that we will have available cash in the amounts presented above, or at all.
(2)	Includes 63,158 subordinated shares and 31,579 restricted common shares that we will issue to our Chief Executive Officer and our Chief Financial Officer.

We believe that the subordination of our subordinated shares with respect to dividend payments during the subordination period will increase the likelihood of payment of our quarterly dividend to holders of our common shares.

There are numerous risks that could result in our generating less than the amount of forecasted available cash for distributions set forth above. Please read the assumptions on which the forecast is based as well as ‘‘Risk Factors.’’

Reconciliation to EBITDA

EBITDA means our earnings before interest, taxes, depreciation and amortization as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses. EBITDA is a non-GAAP measure. We present EBITDA because it is a component of a financial covenant in our credit facility. EBITDA should not be considered as an alternative to net earnings or cash flows from operating activities. We may not have calculated EBITDA in a manner consistent with other companies. Set out below is a reconciliation of forecasted EBITDA to forecasted net earnings and cash flows from operating activities.

	Following the Offering through December 31, 2007	Fiscal Year Ending December 31, 2008
	(dollars in thousands)
Reconciliation of forecasted EBITDA to forecasted net earnings
Net earnings	$7,815	$11,137
Depreciation	10,996	22,591
Survey costs	—	3,900
Amortization of deferred financing fees	86	129
Interest expense	4,070	7,921
Interest income	(1,436)	(304)
EBITDA	$21,531	$45,374
Reconciliation of forecasted EBITDA to forecasted cash flow from operating activities
Cash flows from operating activities	$19,563	$34,857
Interest expense	4,070	7,921
Interest income	(1,436)	(304)
Survey costs	—	3,900
Management stock compensation	(666)	(1,000)
EBITDA	$21,531	$45,374

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2006, on a historical basis and as adjusted to give effect to this offering and to the acquisition of the Initial Fleet. There have been no significant adjustments to our capitalization since December 31, 2006, as so adjusted.

The adjustments that we have made for this offering include:

(1)	The incurrence of $128.7 million of indebtedness under our senior secured term loan in connection with the acquisition of our Initial Fleet that we have agreed to acquire, subject to the completion of this offering; and

(2)	The issuance of 10,750,000 shares of our common shares in this offering at the initial public offering price of $19.00 per share.

	As of December 31, 2006
	Actual	As Adjusted for this Offering
Debt:
Current portion of long-term debt	$—	$—
Total long-term debt, net of current portion	—	$128,750,000
Total debt	—	$128,750,000
Shareholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common shares, $0.01 par value; 95,000,000 shares authorized; none issued and outstanding, actual; 10,750,000 shares issued and outstanding, as adjusted;(1)		107,500
Subordinated shares, $0.01 par value, 10,000,000 shares authorized; 2,000,000 issued and outstanding(1)	20,000	20,000
Additional paid-in capital	575,675	188,920,675
Accumulated deficit	(105,145)	(105,145)
Total shareholders’ equity	490,530	188,943,030
Total capitalization	$490,530	$317,693,030

(1)	Excludes 63,158 subordinated shares and 31,579 restricted common shares that we will issue to our Chief Executive Officer and our Chief Financial Officer, respectively.

DILUTION

At December 31, 2006, our net tangible book value was $217,300 or $0.11 per share. After giving effect to the sale of 10,750,000 common shares, the pro-forma net tangible book value at December 31, 2006, would have been $188.9 million or $14.82 per share. This represents an immediate appreciation in net tangible book value of $14.71 per share to our existing sole shareholder and an immediate dilution of net tangible book value of $4.18 per share to new investors. The following table illustrates the pro-forma per share dilution and appreciation at December 31, 2006:

Initial public offering price per share	$19.00
Net tangible book value per share as of December 31, 2006	0.11
Increase in net tangible book value attributable to new investors in this offering	14.71
Pro-forma net tangible book value per share after giving effect to this offering	14.82
Dilution per share to new investors	$4.18

Net tangible book value per share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares outstanding. Dilution is determined by subtracting the net tangible book value per share after this offering from the public offering price per share. Dilution per share to new investors would be $3.86 if the underwriters exercise in full their over-allotment option.

The following table summarizes, on a pro-forma basis as at December 31, 2006, the differences between the number of shares acquired from us, the total amount paid and the average price per share paid by the existing holder of shares and by you in this offering, at the initial public offering price of $19.00 per share and excludes 63,158 subordinated shares and 31,579 restricted common shares that we will issue to our Chief Executive Officer and our Chief Financial Officer.

	Pro-Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing sole shareholder	2,000,000	15.7%	$597,675	0.3%	$0.30
New investors	10,750,000	84.3%	$204,250,000	99.7%	$19.00
Total	12,750,000	100.00%	$204,847,675	100.00%	$16.07

SELECTED FINANCIAL DATA

We were incorporated on September 11, 2006. The following table sets forth our selected financial data. The selected financial data as of December 31, 2006 and for the period from September 11, 2006 (date of inception) through December 31, 2006 are derived from our audited financial statements included elsewhere in the prospectus. We refer you to the notes to our audited financial statements for a discussion of the basis on which our financial statements are presented. The information provided below should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our financial statements, related notes and other financial information included herein. In accordance with standard shipping industry practice, we do not obtain from sellers historical operating data for the vessels that we will acquire, as that data is not material to our decision to purchase vessels. Accordingly, we have not included any historical financial data relating to the results of operations of the vessels in our Initial Fleet that we have agreed to acquire, subject to the completion of this offering. Please read the section of this prospectus entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels Before their Acquisition.’’

As of December 31, 2006 and for the period from September 11, 2006 (date of inception) through December 31, 2006
Statement of Loss Data:
General and administrative expenses	$(111,640)
Interest income	6,495
Net loss	$(105,145)
Basic and diluted loss per share(1)	$(0.05)
Weighted average basic shares outstanding(1)	2,000,000
Balance Sheet Data:
Cash and cash equivalents	$499,398
Prepayments and other	1,878
Due from shareholder	1,450
Total current assets	502,726
Total assets	775,956
Total current liabilities	285,426
Total shareholder’s equity	$490,530
Cash Flow Data:
Net cash provided by operating activities	$848
Net cash used in investing activities	(1,450)
Net cash provided by financing activities	$500,000

(1)	As we were incorporated on September 11, 2006 but did not commence operations nor issue any common shares until September 26, 2006, the common shares issued to our existing sole shareholder are considered as outstanding for the entire period from September 11, 2006 (date of inception) to December 31, 2006 for purposes of both basic and diluted loss per share calculations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this prospectus. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, read the sections entitled ‘‘Forward Looking Statements’’ and ‘‘Risk Factors.’’

Overview

We are a newly formed development stage company that was incorporated on September 11, 2006 under the laws of the Republic of the Marshall Islands. Accordingly, we have no history of operations or revenues and we will only produce revenues after the closing of this offering. For the period from inception through December 31, 2006, our net loss was $105,145. We were formed to initially acquire a fleet of seven secondhand drybulk carriers engaged in the seaborne transportation of commodities. We refer to these vessels comprised of six Panamax drybulk carriers and one Capesize drybulk carrier as our Initial Fleet. We have entered into agreements to acquire, subject to the completion of this offering, our Initial Fleet of seven secondhand vessels for an aggregate purchase price of $311.9 million. We expect that the net proceeds of this offering will be approximately $188.5 million. We intend to use a portion of the net proceeds from this offering, estimated at $183.2 million and approximately $128.7 million in borrowings under our senior secured term loan to purchase of our Initial Fleet. The remaining proceeds from this offering will be used for general corporate purposes. Six of the seven vessels in our Initial Fleet will be employed under fixed rate period charters, with expiration dates ranging from March 2008 to May 2011 representing an average remaining term of approximately 31.3 months. Period charters refer to both time and bareboat charters. We intend to enter into a fixed rate period charter for the seventh vessel in our Initial Fleet with a minimum term of two years following this offering and prior to its delivery to us. We expect that all of the vessels in our Initial Fleet will be delivered to us prior to August 15, 2007.

We currently intend to pay holders of our common shares cash dividends of $0.5125 per share per quarter, or $2.05 per share annually, before we pay any dividends to holders of our subordinated shares, commencing with a partial dividend of $0.39 per share in August 2007. Please read ‘‘Our Dividend Policy.’’

We believe that developments in the seaborne transportation industry, including the drybulk sector, have created opportunities to acquire vessels and employ them at attractive fixed rate period charters that will generate steady cash flows and provide long-term shareholder value. We further believe that investing in different sectors of the seaborne transportation industry by acquiring vessels that operate in diverse geographical areas carrying a wide range of commodities enables us to lower our dependence on any one shipping sector to seek to generate revenues and find attractive acquisition opportunities. In the future we will review and consider acquisition opportunities and chartering strategies in a number of sectors described under the heading ‘‘Prospectus Summary—Industry Review & Trends’’ in order to identify and consummate transactions that we believe enhance shareholder value. Please read ‘‘Business—Business Strategy.’’

Vessel Management

We will contract the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and the maintenance of that vessel to two management companies, which we refer to as our Fleet Managers, who will be engaged under separate vessel management agreements with our vessel owning subsidiaries. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. We believe that as a result, each of our Fleet Managers has an established reputation as an efficient and reliable vessel operator. The scale and scope of our Fleet

Managers enable them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as their ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers’ established operations to help us manage our growth without having to integrate additional resources.

Pursuant to the management agreements, we will be obligated to pay our Fleet Managers a management fee of approximately $650 per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. We will not pay management fees for vessels that may be employed under bareboat charters in the future. Under each of the vessel management agreements, the management fee may be adjusted quarterly based on the deviation from a Euro/dollar exchange rate of 1.00:1.27 and 1.00:1.268 respectively, as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. Under both of our vessel management agreements, the management fee will be increased on an annual basis, commencing on January 1, 2008, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. We may, from time to time, request additional services offered by our Fleet Managers in which case, we will pay fees in accordance with industry practice for these services.

Charters

We expect to generate revenues by charging customers for the transportation of drybulk cargoes using our vessels. Following the acquisition of our Initial Fleet, six of our seven vessels will be employed on period charters. Our time charters do not contain profit sharing provisions, but we may enter into charters that contain such provisions in the future. We intend to enter into a fixed rate period charter for the seventh vessel in our Initial Fleet with a minimum term of two years following the completion of this offering.

Future Results of Operations

As of the date of this offering, we will have limited cash available and will only produce revenues after the offering which will be reduced by our administrative, operational and other expenses. Our revenues will consist of revenues from our time charters. We believe that the important measures for analyzing the results of the operations consist of the following:

Ownership days.    We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

Voyage days.    We define voyage days as the total number of ownership days less the aggregate number of days that our vessels are off-hire due to any reason, including surveys, dry-docking or unforeseen circumstances. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

Fleet utilization.    We calculate fleet utilization by dividing the number of voyage days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

Charter contracts.    A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. In the case of a spot market charter, the vessel owner pays both voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuation in time charter rates are influenced by changes in spot charter rates.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire vessels with existing time charters. We view acquiring a vessel that has been entered in a spot market related pool, whether through a pooling agreement or pool time charter arrangement, as equivalent to acquiring a vessel that has been on a voyage charter. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Revenues

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charterhire that our vessels earn under charters.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. If we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Fleet Managers will establish an operating expense budget for each vessel and perform the day-to-day management of our vessels. We will monitor the performance of each of our Fleet Managers by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.

We will contract the day-to-day management of our fleet, under separate vessel management agreements to two third party management companies. We refer to these companies collectively as our Fleet Managers. Pursuant to the management agreements we will enter into following completion of this offering, we will be obligated to pay our Fleet Managers vessel management fees of approximately $650 per vessel per day.

Depreciation

We will depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated residual scrap values, calculated at $200 per lightweight ton.

General and Administrative Expenses

We will incur general and administrative expenses, including our onshore vessel related expenses such as legal and professional expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our officers, and rent. We expect general and administrative expenses to reflect the costs associated with running a public company including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and increased legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002, or SOX.

Financing Fees

We will capitalize financing fees and expenses incurred upon entering into our senior secured term loan and will amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Special or Intermediate Survey and Dry-docking Costs

We will expense costs for special or intermediate survey and dry-docking costs as incurred during the period in which they were incurred.

Results of Operations for the Period September 11, 2006 (inception) to December 31, 2006

As of December 31, 2006 we were engaged in certain limited operations relating to the identification of the vessels in our Initial Fleet and of our Fleet Managers that will manage the operations of our Initial Fleet. During the period from September 11, 2006 (the date of our inception) to December 31, 2006, we incurred a net loss of $105,145, representing our general and administrative expenses of $111,640 net of interest income earned of $6,495. General and administrative expenses relate, mainly, to the estimated fair value of executive management services provided to us by Basset, our shareholder, at no charge, and has been reflected as ‘‘Additional paid-in capital’’ in our balance sheet. We have entered into employment agreements, which become effective upon the completion of this offering, with individuals who will provide executive management services previously provided by Basset and enter into a lease agreement for office space. The value of the above services and office space was determined by reference to the amounts we anticipate paying for the services and office space to be covered by these agreements. Please see Note 3 to our audited financial statements. During the period from September 11, 2006 (the date of our inception) to December 31, 2006, net cash provided by operating activities was $848, the net cash used in investing activities was $1,450 and the net cash provided by financing activities was $500,000 representing the initial capital contribution from our shareholder, Basset Holdings Inc. Our cash and cash equivalents as of December 31, 2006 amounted to $499,398.

Liquidity and Capital Resources

Our working capital requirements relate to the acquisition and operation of our fleet and debt service. We will fund the aggregate purchase price of the vessels in our Initial Fleet with the proceeds of this offering and with borrowings under our senior secured term loan. Our operating cash flows will be generated from charters on our vessels, through our subsidiaries. Our subsidiaries will have no existing restrictions for the transfer of funds to us other than those included in our senior secured term loan. Please read ‘‘Business—Senior Secured Term Loan’’. We estimate that following this offering and taking into account generally expected market conditions, internally generated cash flow from our charters will be sufficient to fund our working capital requirements. We intend to finance our growth with the net proceeds of future debt and equity offerings.

On April 16, 2007 we entered into a commitment letter for a senior secured term loan with Fortis Bank for up to $147.0 million to fund a portion of the purchase price for our Initial Fleet. See ‘‘Business—Senior Secured Term Loan.’’ Our dividend policy will also impact our future liquidity position. We currently intend to pay a regular quarterly dividend to our shareholders and reinvest a portion of our operating surplus in our business. See ‘‘Our Dividend Policy.’’

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

The seaborne transportation industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our senior secured term loan contains an interest rate that fluctuates with LIBOR. Increasing interest rates could adversely impact future earnings. We expect to drawdown $128.7 million under our senior secured term loan to fund a portion of the purchase price of the seven vessels that we have agreed to acquire, subject to the completion of this offering.

Our interest expense will be affected by changes in the general level of interest rates. We intend to enter into an interest rate swap with a term of up to three years to hedge our exposure to fluctuations in interest rates on amounts drawn under our senior secured term loan.

The following table sets forth (in thousands of dollars) the sensitivity of our senior secured term loan to a 100 basis points increase in LIBOR for the period beginning April 30, 2007 through December 31, 2007 and the next five years on the same basis, without giving effect to the interest rate swap.

2007	$645
2008	$1,236
2009	$1,106
2010	$990
2011	$853
2012	$685

Foreign Exchange Rate Risk

We will generate all of our revenues in dollars. However, we will incur some of our expenses in other currencies, primarily the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Since approximately 2002, the dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

Capital Expenditures

Our currently planned capital expenditures relate solely to the purchase of our vessels that we have agreed to acquire, subject to the completion of this offering as well as the projected schedule of dry-docking for the vessels in our our Initial Fleet. We intend to fund the aggregate purchase price of our Initial Fleet with $183.2 million of the net proceeds of this offering together with a drawdown of $128.7 million under the senior secured term loan.

Inflation

Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Off-balance Sheet Arrangements

As of the date of this prospectus, we do not have any off-balance sheet arrangements.

Contractual Obligations

The following table presents our contractual obligations as of December 31, 2006, as adjusted to reflect the conclusion of (a) the purchase agreements to acquire our Initial Fleet, subject to the completion of this offering; (b) agreements with our Fleet Managers; (c) our senior secured term loan to partially fund the acquisition of our Initial Fleet; and (d) the lease agreement for our office space.

	Payments due by period
Obligations	Total Amount	1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of dollars)
Vessel Purchase Agreements(1)	$193,935	$193,935	$—	$—	$—
Management Agreements(2)	1,661	802	859	—	—
Senior Secured Term Loan(3)	128,750	—	24,600	26,950	77,200
Interest Payments(4)	41,381	4,070	14,953	11,705	10,653
Office Space Rental(5)	5	5	—	—	—
Total	$365,732	$198,812	$40,412	$38,655	$87,853

(1)	In the first quarter of 2007 we agreed to acquire, subject to the completion of this offering, seven drybulk carriers for an aggregate purchase price of $311.9 million. We will purchase these seven vessels with $183.2 million of the net proceeds of this offering and $128.7 million that we expect to drawdown under our senior secured term loan.

(2)	We will enter into management agreements with our Fleet Managers. Our Fleet Managers will be responsible for all day-to-day vessel management functions for our fleet pursuant to separate management agreements, each with a term of one year. The management agreements will automatically extend for successive one year terms, unless in each case, at least thirty days’ advance notice of termination is given by either party. The amounts indicated in the above table are the minimum contractual obligations based on a fixed management fee per day, per vessel. The fixed management fee is $650 per vessel per day and will be payable on a monthly basis, in advance, pro rata for the calendar days these vessels are owned by us. Under each of the management agreements, the management fee will be adjusted quarterly based on the deviation from a Euro/Dollar exchange rate of 1.00:1.27 and 1.00:1.268 respectively, as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. The management agreements also provide for an annual inflationary increase based on the official Greek inflation rate (as published by the Greek National Statistical Office) for the previous year. Management does not believe that these adjustments will impact our future results of operations in any material respect.
(3)	On April 16, 2007 we entered into a commitment letter with Fortis Bank, that will, subject to the completion of the offering, provide us with a senior secured term loan of up to $147.0 million or 50% of the fair market value of our fleet, which ever is lower, with an eight-year term. Upon signing the term loan we are committed to pay an arrangement fee of 0.7% of the loan amount and a commitment fee of 0.4% per annum payable semi-annually in arrears over the committed but un-drawn portion of the loan. We expect to draw down $128.7 million under our term loan to partially fund the acquisition of our Initial Fleet. Under the terms of our senior secured term loan, the loan principal amount is repayable in sixteen consecutive semi-annual installments commencing six months after the last drawdown (the first five installments will amount to $6.15 million each, the sixth installment will amount to $4.0 million and the remaining ten installments will amount to $8.4 million each) and a final balloon payment of $10.0 million payable together with the last installment. We will be obligated to repay the amount drawn down in excess of $128.7 million ratably over the first five installments. Our term loan will be effective as of the closing of this offering, will bear interest at LIBOR plus a margin at a minimum of 1.15% to a maximum of 1.25%, depending on our aggregate drawdown. We intend to enter into a three year interest rate swap following the completion of this offering.
(4)	Interest payments are calculated based on the incurrence of $128.7 million of indebtedness under our senior secured term loan as of April 30, 2007 with interest at a fixed rate of 6.35%.
(5)	On April 5, 2007 we entered into an agreement to lease office space in Athens, Greece, from Mr. George Economou. The initial term of our lease is for the first six months following the closing of this offering at a rent of 680 Euros per month converted into dollars at a rate of 1.30 dollars per Euro. We may, at our option, extend the initial term for up to an additional six months on the same terms.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies because they generally involve a comparatively higher degree of judgment in their application.

Impairment of long-lived assets.    We will apply SFAS 144 ‘‘Accounting for the Impairment or Disposal of Long-lived Assets’’, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. In developing estimates of future cash flows, we make assumptions about future charter rates, vessel operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Measurement of the impairment loss is based on the appraised fair value of the asset. We will regularly review our vessels for impairment on a vessel by vessel basis. The carrying values of our vessels may not represent their fair value, as determined by third party valuations, at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical.

Depreciation and expected vessel economic life.    We will record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage). Depreciation is based on the cost less the estimated residual scrap values, calculated at $200 per lightweight ton. Vessels are depreciated on a straightline basis with an estimated useful life of 25 years for our drybulk carriers from the date of their initial delivery from the shipyard. We believe that the depreciable life of our vessels is consistent with that of other shipping companies. However, the basis on which we estimate the remaining useful lives of the vessels may change as a result of new regulations that may be imposed by the International Maritime Organization or IMO in the

future. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

Allowance for doubtful accounts.    Revenue is based on contracted charter parties and although our business will be with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will asses the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

THE SEABORNE TRANSPORTATION INDUSTRY

The information and data in this section relating to the seaborne transportation industry have been provided by Drewry Shipping Consultants Limited (Drewry), and are taken from Drewry databases, and where indicated, other sources available in the public domain that are available for free or for a nominal cost. Drewry has advised us that it accurately describes the seaborne transportation industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. We believe that the information and data included in this section relating to the seaborne transportation industry is accurate. Drewry’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the seaborne transportation industry. The source of all tables and charts is Drewry unless otherwise indicated.

Overview

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient, and often the only, means of transporting large volumes of basic commodities and finished products. Seaborne cargo is broadly categorized as either liquid or dry cargo. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo. Major drybulk cargo includes iron ore, coal and grain. Minor drybulk cargo includes agricultural products, mineral cargo (including metal concentrates), cement, forest products and metal products. Container cargo is shipped in 20 or 40 foot containers and includes a wide variety of finished products. Non-container cargo includes other dry cargo that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles. Other cargo includes a number of products, such as vehicles or perishables that are transported on specialized vessels such as car carriers and refrigerated vessels respectively. The following table presents the breakdown of world seaborne trade by type of cargo in 2006.

World Seaborne Trade — 2006P

	Tons (millions)	% Total
All Cargo
Drybulk	2,765	33.4%
Oils	3,780	45.6%
Container Cargo	1,170	14.1%
Non-Container/Other Cargo	573	6.9%
Total	8,288	100.0%

Drybulk
Coal	699	25.3%
Iron Ore	723	26.1%
Grain	262	9.5%
Minor Bulks	1,081	39.1%
Total	2,765	100.0%

Liquid Cargoes
Crude Oil & Products	3,411	90.2%
Liquid Chemicals	153	4.0%
Liquefied Gases	216	5.8%
Total	3,780	100.0%

P = Provisional

Demand

Demand for seaborne transportation is primarily determined by the volume of cargo transported and the distances over which that cargo is transported. Seaborne transportation demand is generally expressed in ton miles which is measured as the product of the volume of cargo carried (measured in metric tons) multiplied by the distance over which it is carried (measured in nautical miles). Two factors that affect demand for seaborne transportation are the demand for cargo and the geographical pattern of cargo movements.

Seaborne trading distances are determined principally by the location of production and the efficient distribution of cargo for processing and consumption. Trading patterns are sensitive to both major geopolitical events and to small shifts, imbalances and disruptions in all stages of production, processing and delivery to the end-user. Seaborne trading distances are also a function of infrastructural factors, such as the availability of canal ‘shortcuts’, port capacity and inland distribution.

Shipments over long distance routes, referred to as long-haul routes, have a significant impact on demand for seaborne transportation capacity per unit of cargo, and consequently, on vessel charter rates. Conversely, shipments from regions closer to destination ports, referred to as short-haul routes, result in shorter average voyage length and have a lesser impact on demand for seaborne transportation capacity.

During times of rapid economic expansion, ton miles typically increase, as importing countries are forced to source additional cargo requirements from further away. A recent example of this phenomenon is China purchasing iron ore from Brazil, as opposed to nearby Australia. China has also absorbed incremental crude oil production capacity from the Atlantic basin (Venezuela and West Africa), instead of from the nearby Middle East region where output at the time was unable to meet demand. It takes time to expand mining or upstream capacity, and the rapidly industrializing and urbanizing economies of China and India are putting continuous pressure on global resources.

Supply

Seaborne transportation supply is a function of the size of the fleet expressed in cargo carrying capacity. Supply of drybulk carriers and tankers is measured in deadweight tons, or dwt, while the supply of container vessels is measured in twenty-foot equivalent units, or teu. The size of the fleet fluctuates as shipyards deliver newly built vessels, and over-aged vessels are deleted from the fleet. Vessel deletions refer to vessels removed from the fleet by scrapping, total losses and conversions. Future seaborne transportation capacity is estimated by adding newbuildings and subtracting expected deletions from the fleet over a specific period of time.

However, deadweight or teu capacity alone does not provide an adequately accurate measure of seaborne transportation capacity. These measurements do not include a number of factors, namely:

•	The difference between notional and operational capacity. Notional capacity refers to the maximum deadweight tons or teu a vessel is designed to carry, whereas operational capacity refers to the maximum deadweight tons or teu that vessels have the ability to transport given standard cargo lots and a vessel’s volumetric design limitations. For example, standard cargo lots for Very Large Crude Carriers, or VLCCs, are in 2 million barrels of crude oil. The weight of that crude oil depending on its specific gravity may be equal to the vessels notional capacity of approximately 300,000 dwt, but may also weigh approximately 270,000 dwt. Similarly, the notional capacity of a container vessel expressed in number of teu may not be reached depending on the weight of the actual containers loaded on board.

•	The ratio of days vessels are carrying cargo (referred to as being in ‘‘loaded’’ condition) to days vessels are traveling without cargo (referred to as being in ‘‘ballast’’ condition).

•	The number of vessels used as floating storage, on dry-dock, idled for repairs, awaiting to transit a canal or to load or discharge cargo (referred to as ‘‘port congestion’’), in port for the loading or discharging operations, or otherwise not available or out of commission (referred to as being in ‘‘lay-up’’).

•	The speed at which vessels are traveling, which is often subject to weather conditions.

Each of these factors affect the ton mile cargo carrying capacity of the fleet, which is the number of miles the fleet is capable of traveling with cargo, and the amount of cargo that can be carried over these miles and over a specific period of time. Ton mile cargo carrying capacity when measured against ton mile demand provides a more accurate indication of excess fleet capacity.

The short-term supply of vessels is a function of the number of vessels available in a particular region of the world at a particular time, and may lead to short-term discrepancies in charter rates between geographic regions such as the Atlantic or Pacific basin. Weather delays caused by hurricanes or high seas also affect the short-term supply of vessels. The table below outlines the world commercial fleet as of December 31, 2006.

World Fleet Development—December 2006

	Average Fleet	Orderbook as %	Deliveries as % of
			Then Existing Fleet(1)			(2001-2006)
Sector	% Growth p.a. (2001-2006)	Current Fleet	2007	2008	2009	Peak	Low	Average
Drybulk Carriers	5.9%	21.8%	7.3%	5.3%	4.7%	7.3%	3.4%	5.8%
Tankers	9.4%	37.4%	8.9%	8.3%	11.3%	16.1%	5.9%	9.7%
Container Vessels	12.2%	47.7%	14.9%	13.9%	10.3%	14.2%	8.6%	11.0%

(1)	Reference to ‘‘Then Existing Fleet’’ assumes that all newbuildings are delivered in accordance with scheduled delivery dates and that no vessels are scrapped in any year (both of which are unlikely scenarios)

Scrapping

In the absence of legislation mandating an earlier phase-out, vessels are scrapped as they become uneconomical to operate. The number of ships removed from the fleet in any period is dependent upon prevailing and prospective charter market conditions, the age profile of the existing fleet, and the price for scrap steel. The larger the number of over-aged vessels (usually considered 25 years or older), the higher the likelihood a charter market downturn will lead to substantial scrapping activity. At times of high charter rates, scrapping activity is diminished, since ship owners prefer to extend the useful economic life of their vessels. Scrapping is carried out by teams of breakers with equipment such as blow-torches and oxy-acetylene steel cutters once the vessel has been purposefully beached. The value of the vessel depends on the local steel price and the amount and quality of recoverable steel. The amount of steel recoverable in a vessel is referred to as the vessel’s lightweight measured in tons (the physical weight of the ship). The value of a vessel to a breaker is determined by multiplying the vessel’s lightweight by the price of scrap steel. Historically, the price of scrap steel has averaged around $150 per ton. However, given the general upward trend in commodity prices and the lack of vessels being sold for scrap, prices in February 2007 were approximately $400 to 450 per ton in India, one of the main shipbreaking locations.

Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful economic life than to upgrade the vessel to maintain it ‘‘in-class.’’ A vessel is deemed to be ‘‘in-class’’ if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Every five years, a vessel is required to pass a detailed survey (referred to as a special survey) of its condition by a classification society in order to continue to be certified as being ‘‘in-class.’’ Customers, port authorities, lenders, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness.

Generally, as a vessel ages, its operational efficiency declines due to rising maintenance requirements to the point where it becomes unprofitable to keep the vessel in operation. As vessels age, the work required to maintain them ‘‘in-class’’ is more expensive. For example, older vessels may require steel replacement to their hull as they age, which can be expensive. When vessels reach approximately 25 years of age, the costs of conducting their 5th special survey and performing associated repairs may not be economically warranted.

For example, the average age at which a drybulk carrier has been scrapped over the last five years has been 26 years. Even so, a number of well-maintained vessels have continued to operate past the age of 30.

Vessel Scrapping

	Scrapping Age	As a % of Fleet
		Vessels Over 25 Years Old(1)			Scrapping (2001-2006)
	High/Low (2001-2006)	2007	2008	2009	Peak	Low	Average
Drybulk Carriers	31/27	14.4%	16.1%	19.0%	1.9%	0.1%	0.9%
Tankers	28/25	4.3%	4.9%	5.0%	8.3%	0.8%	4.5%
Container Vessels	33/25	3.5%	3.6%	4.0%	1.3%	0.0%	0.4%

(1)	Columns estimating vessels over 25 years old as a percentage of the then existing fleet are based on the assumption that no vessel over 25 years was scrapped during the previous year(s); as a result the pool of 25 year old vessels increases on a cumulative basis for 2008 and 2009, which is highly unlikely.
Source:	Data in column titled ‘‘Vessels Over 25 Years Old’’ are from other sources available in the public domain. Data in column titled ‘‘High/Low Scrapping Age (2001-2006)’’ for the ‘‘Drybulk Carriers’’ row only are from other sources available in the public domain.

Charter Rates

Charter rates are primarily driven by changes in the surplus or deficit of vessel supply versus demand for seaborne transportation capacity, although market sentiment can also play a part in setting the trend in rates in the short term. Furthermore, trends of appreciating or declining charter rates are broadly reflected, albeit in varying degrees, across spot and period charters and among different vessel size categories. At times, other factors such as weather or strikes may influence spot charter rates for a short period of time.

In the spot charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees. In general, a larger cargo lot will be quoted at a lower rate per ton than a smaller cargo lot due to the economies of scale provided by larger vessels. Routes with costly port or canal dues generally command higher rates per ton than routes with low port dues and no canals, to compensate the shipowner for the additional voyage expenses incurred. Voyages with a load port located in a region with nearby discharge ports or a discharge port located in a region with nearby load ports also are generally quoted at lower rates. This rate reduction is due to an increase in vessel utilization by reducing the time that the vessel is traveling without cargo during a ballast voyage. This is because voyage results are calculated on the basis that the vessel will perform a round trip commencing from a starting point, sailing loaded to the discharge port—the laden leg (the freight-earning portion of the trip)—and returning to the starting point unloaded—the ballast leg (the non-earning portion of the trip).

In the period charter market, rates vary depending on the length of the charter period and vessel-specific factors such as cargo carrying capacity, age, speed, and fuel consumption. Period charter rates, particularly those for longer periods, typically reflect the expectation that rates over time revert to mid-cycle (average) rates. As a result, spot charter rates are generally higher than rates for short period charters which in turn are higher compared to those for longer periods, particularly during strong charter markets. During periods of weak charter markets, spot charter rates may be lower than rates for short period charters, which in turn may be lower compared to those for longer periods. The availability of period charters is higher among small and medium sized vessels compared with larger vessels, due to the flexibility of the former to transport various cargoes over numerous short-haul routes and among many different ports.

Charter rates among the various sectors of the seaborne transportation industry are subject to the demand and supply factors specific to each sector. As a result, there is a low correlation in charter rates among these sectors. The graph below compares charter rates in the container vessel, tanker and drybulk carrier sectors.

Six-Month Moving Average for One Year Time Charter Rates

The correlations in charter rates among sectors are illustrated in the table below, with 0.0 indicating no correlation and 1.0 indicating a perfect correlation. In fact, during periods of global economic recessions and in particular among developing countries, all sectors may experience weak charter rates simultaneously.

One Year Time Charter Rate Correlations

	1997 - 2006(1)			2001-2006
	Drybulk Carriers	Tankers	Container Vessels	Drybulk Carriers	Tankers	Container Vessels
Drybulk Carriers	1.00	0.46	0.71	1.00	0.30	0.67
Tankers	0.46	1.00	0.48	0.30	1.00	0.43
Container Vessels	0.71	0.48	1.00	0.67	0.43	1.00

(1)	Container correlations were calculated based on data from 1999 through 2006.

The graph below shows the cumulative positive or negative monthly change between the prevailing levels of time charter rates and the six-month moving average time charter rate. A declining slope indicates a weakening trend in charter rates while an ascending slope indicates a strengthening trend in charter rates. It is evident from the graph below that historically all sectors may experience weak charter rates simultaneously during periods of global economic recessions and in particular among developing countries. As illustrated below with the shaded areas, during the Asian crisis in 1998/1999 and post 9/11 in 2001/2002 charter rates were declining in all sectors simultaneously for a period of approximately 12 months.

Cumulative Difference Between One Year Time Charter Rate and
Six-Month Moving Average of One Year Time Charter Rate

Note: If the time charter rate is higher than the six-month moving average time charter rate, then it is counted as +1, if it is lower, then it is counted as -1. The line graph above shows the cumulative change. Grey area shows periods when charter rates among sectors were declining simultaneously.

Vessel Values

Values primarily reflect prevailing and expected charter rates, albeit with a lag. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. However vessel values are also influenced by age and specification. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel. In addition values for younger vessels tend to fluctuate less on a percentage—not a nominal—basis than values for older vessels. This is attributed to the finite useful economic life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates in the foreseeable future while prices of older vessels are influenced more since their remaining economic life is limited to the foreseeable future. Vessel values are determined on a daily basis in the sale and purchase (or ‘‘S&P’’) market where vessels are sold and bought through specialized sale and purchase brokers who report these transactions to participants in the seaborne transportation industry on a regular basis. The sale and purchase market for vessels is therefore transparent and quite liquid with a large number of vessels changing hands on an annual basis as depicted in the table below.

Reported 2006 Sale and Purchase Transactions

	Number of Vessels	Dwt/Teu Millions	% of Fleet Dwt/Teu	Transaction Value ($ Billions)
Drybulk Carriers	609	37.4	10.1%	10.5
Tankers	338	30.5	9.6%	9.9
Container Vessels	75	0.2	2.1%	1.9
Total	1,022	n/a	n/a	22.3

Excludes private and confidential deals and is not necessarily a record of all transactions concluded during the year, based on fleets as of December 2006. Transaction value is an approximate assessment based on reported sales.

Volatility

The supply of and demand for seaborne transportation capacity are the primary drivers of charter rates and values for all vessels. Marginal changes in the surplus or deficit of vessel supply versus demand have historically led to fluctuations in charter rates and vessel values. However, these incremental changes in the supply of and demand for seaborne transportation capacity result in fluctuations that are usually directly proportional among vessel size categories. In order to benefit from economies of scale, charterers will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. As a result, charterers prefer to use large vessels for long-haul routes to reduce unit transportation costs and charter smaller vessels for short-haul routes.

Larger vessels exhibit higher charter rate and vessel value volatility compared with smaller vessels, due to the larger volume of cargo shipped on board, their reliance on a few key commodities, and long-haul routes among a small number of ports. For example, VLCCs transport only one commodity crude oil. These vessels may load two million barrels, which is three times the cargo carrying capacity of an Aframax tanker. However, due to their size, there are a small number of ports that may accommodate VLCCs. Conversely, the smaller volume of cargo shipped on board, and the flexibility to transport various cargoes over numerous short-haul routes and among many different ports results in higher utilization rates for smaller vessels. Accordingly, charter rates and vessel values for those vessels are less volatile.

Drybulk Carrier Spot Charter Rate Standard Deviation (2001-2006)

Tanker Spot Charter Rate Standard Deviation (2001-2006)

Period charter rates are less volatile than spot charter rates, as period charter rates reflect forward market expectations over a longer period of time, ranging from more than three months to several years. In the spot market, charter rates tend to reflect the immediate fluctuations and underlying conditions in vessel supply and demand, and are thus prone to greater volatility. Period charter rates, particularly those for longer periods, reflect the expectation that rates over time revert to mid-cycle (average) rates. As a result, during periods of high spot charter rates, period charter rates are lower the longer the period and during periods of low spot charter rates, period charter rates are higher the longer the period. The graph below compares the level of month to month volatility between spot, 1 year and 3 year charter rates for Handymax Drybulk Carrier and Handymax Tanker as an example.

Charter Rate Standard Deviation (2001-2006)

Newbuilding

Global shipbuilding is concentrated in Japan, South Korea and, more recently, China. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. These three countries collectively account for approximately 79% of the world’s newbuilding output. Vessels are constructed at shipyards of varying size and technical sophistication. Although there are many exceptions to this rule, drybulk carriers are generally considered to be the least technically sophisticated. As such, shipyards tend to extract the smallest margin for their construction. Tankers, and to a larger extent container vessels and liquefied natural gas carriers, are respectively more profitable for shipyards with the requisite size and technical sophistication to build.

World Shipbuilding Orderbook — December 2006

Country	CGT millions	% of Total
South Korea	47.4	37.2%
Japan	25.4	20.0%
China	27.2	21.4%
Other	27.3	21.4%
Total World Orderbook	127.3	100.0%

Vessel Type	CGT millions	% of Total
Drybulk Carriers	18.0	14.1%
Tankers (excl. Chemical)	37.0	29.1%
Container Vessels	35.5	27.9%
Gas Carriers (LNG/LPG)	15.0	11.8%
Other (excl. Cruise Ships)	21.8	17.1%
Total World Orderbook	127.3	100.0%

It is noteworthy that 57% of the global shipyard orderbook is allocated to the construction of tanker and container vessels. Drybulk carriers currently account for 14% of the global shipyard orderbook, while gas carriers, account for another 12%.

Newbuilding prices have risen steadily since 2002, owing to a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of increasing steel prices and the weakening U.S. dollar. Shipyards in South Korea, Japan and China appear to be at capacity through 2009, and in certain shipyards until 2010. Since early 2006, longer delivery dates have contributed to a slowdown in new ordering across all sectors, which has led to some moderation in newbuilding prices.

Newbuilding Prices — Quarterly Averages

Note: Data for 1Q07 is up to February 28, 2007

The current waiting period from the date of signing a newbuilding contract to the date a shipowner takes delivery of the vessel from the shipyard is 30 to 36 months. The actual construction of a vessel takes place in 9 to 12 months and includes 5 stages, namely: contract signing, steel cutting, keel laying, launching and delivery. Each of these stages typically requires an installment to the shipyard. The difference between the time it takes for a vessel to be delivered and the time it is actually under construction is the result of the current shortage of newbuilding berths.

Year End Orderbook as % of Fleet

The current orderbook represents a significant percentage of the existing world fleet. However, vessel deliveries are spread over an unprecedented three years. At the end of 2003, approximately 80% of the then current orderbook was due to be delivered in less than 12 months. By the end of 2006, this percentage had declined to approximately 30%, and the vessels scheduled for delivery beyond the next 12 months accounted for 70% of the then current fleet.

Orderbook Duration

Ownership

The providers of seaborne transportation services are primarily independent ship owners, state-controlled companies, public shipping companies, operators of shipping pools, industrial companies and commodity traders. As a result, ownership is highly fragmented, with no single owner controlling more than 10% of the respective sector of the seaborne transportation industry. Ownership in certain specialized sectors of the seaborne transportation industry (such as car carriers or liquefied natural gas carriers) is less fragmented.

Fleet Ownership
Market Share Statistics

Sector	Owner or Operators
	Largest (% share)	Top 5 (% share)	Top 10 (% share)	Number of Owners or Operators	Average Number of Ships
Drybulk Carriers	3%	10%	14%	1,292	4.9
Tankers	5%	16%	26%	1,244	5.0
Container Vessels	8%	24%	35%	521	7.6

Excludes chartered-in/chartered-out tonnage

Source:	Data in columns titled ‘‘Total’’ and ‘‘Average Number of Ships’’ are from other sources available in the public domain.

Drybulk Seaborne Transportation Sector

Drybulk Carrier Supply

The world drybulk fleet is generally divided into four major types of vessel classifications, based on cargo carrying capacity—Capesize, Panamax, Handymax and Handysize. Larger drybulk carriers are mainly ‘‘gearless,’’ which means that they are not equipped with gear such as cranes and call at developed ports with adequate shore-based loading and unloading equipment. Most drybulk carriers of less than 60,000 dwt carrying capacity are ‘‘geared,’’ which means they are equipped with cranes for loading and unloading their cargo. As a result, they may call on ports that do not have adequate shore-based loading and unloading equipment.

In December 2006, the world fleet of drybulk carriers consisted of 6,436 vessels, totaling almost 368 million dwt in capacity. The average age of drybulk carriers in service is approximately 15 years. It should be noted, however, that these figures are based on pure drybulk carriers, and exclude a small number of combination carriers.

The following tables present the world drybulk carrier fleet and orderbook by size category as of December 2006.

Drybulk Carrier Fleet — December 2006

Size Category	Deadweight Tons	Number of Vessels	% of Total Fleet (number)	Total Capacity (million dwt)	% of Total Fleet (dwt)
Capesize	100,000 <	703	10.9%	119.3	32.4%
Panamax	60,000 - 99,999	1,398	21.7%	101.6	27.6%
Handymax	30,000 - 59,999	2,417	37.6%	103.7	28.2%
Handysize	10,000 - 29,999	1,918	29.8%	43.5	11.8%
Total		6,436	100.0%	368.0	100.0%

The supply of drybulk carrier capacity is also subject to port congestion. As global seaborne trade has continued to grow, ships have often been forced to wait outside ports to either load or discharge, due to a limited supply of berths at major ports. This inefficiency led to a further reduction in the overall supply of drybulk carriers. Even modern ports may be handicapped by limited rail capacity to and from the port. It takes a number of years to build and upgrade railroads to reach newly-constructed deep water ports, new steel mills with iron ore, or electric utilities with coal.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels. As of December 2006, the global drybulk orderbook amounted to 80.1 million dwt, or 21.8% of the existing drybulk fleet, with most vessels on the orderbook scheduled for delivery within 36 months. The following table illustrates orderbook by size category of the drybulk fleet as of December 2006.

Drybulk Carrier Orderbook — December 2006

Size Category	Deadweight Tons	Number of Vessels	% of Fleet (number)	Total Capacity (million dwt)	% of Fleet (dwt)
Capesize	100,000 <	182	25.9%	36.7	30.8%
Panamax	60,000 - 99,999	242	17.3%	19.6	19.3%
Handymax	30,000 - 59,999	482	19.9%	21.9	21.2%
Handysize	10,000 - 29,999	86	4.5%	1.9	4.3%
Total		992	15.4%	80.1	21.8%

Drybulk Carrier Trade

Growth in GDP and industrial production, particularly in developing economies, correlates with peaks in demand for seaborne drybulk transportation. Drybulk cargoes include commodities used as inputs in the steel industry such as iron ore, coking coal, scrap steel and outputs such as steel products. Taken together, cargoes related to the steel industry, thermal coal used in power generation, and other major bulks account for 1,684 million tons and contributed over 50% of the growth in seaborne drybulk trade in 2006.

Between 2001 and 2006, seaborne trade in all drybulk commodities increased from 2,142 million tons to 2,765 million tons, an increase of 29%, representing a 5.2% compound annual growth rate. During the same period ton miles increased from 9,723 to 13,542 billion ton miles, an increase of 39%, representing a 6.9% compound annual growth rate. The extent to which increases in drybulk trade have affected demand for drybulk carriers is shown in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage.

The following table below details the growth in ton-mile demand for the primary drybulk commodities.

Drybulk Trade by Commodity

Commodity	Seaborne trade 2006 (million tons)	Percent of seaborne drybulk trade	2001-2006 ton mile growth p.a.
Iron Ore	723	26.1%	10.5%
Coal	699	25.3%	7.9%
Grains	262	9.5%	0.4%
Minor Bulks	1,081	39.1%	5.2%
Total	2,765	100.0%	6.9%

Certain economies will from time to time act as the ‘‘primary driver’’ of the drybulk carrier sector. In the 1990s, Japan acted as the primary driver due to growth in Japanese industrial production and the related demand for seaborne trade. More recently, China has been the main driving force behind increases in seaborne drybulk trade. The chart below shows industrial production indexed to 100 in the base year and showing the growth in industrial production from that base year.

Industrial Production

Japan Base Year = 1959, Korea Base Year = 1980, China Base Year = 1995
Source:    International Monetary Fund

Seaborne drybulk trade has grown by a compound annual rate of 3% per annum since 1980. During the period between 2003 and 2005, growth has risen to over 5% per annum. The acceleration in trade in recent years has been driven primarily by China, whose economic growth averaged 10% per annum since 2003. China’s entry into the World Trade Organization in 2001 caused a large increase in capital inflows, as foreign manufacturers sought to benefit from lower wage costs and the future prospects of a large consumer market. China’s growth helped foster a wider rebound in the other Asian economies, particularly Japan, Korea and Taiwan. As a result, there has been substantial growth of drybulk trade to and from the Pacific region, for a number of key commodities.

Drybulk carriers are one of the most versatile elements of the global shipping fleet in terms of employment alternatives. They seldom operate on round trip voyages—where the laden (with cargo) trip is followed by an equidistant ballast (without cargo) trip—and the norm is often triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation and increases in long haul shipments will have greater impact on overall vessel demand.

Drybulk Carriers — Indicative Deployment by Size Category

Cargo Type	Handysize	Handymax	Panamax	Capesize
Iron Ore				X
Coal			X	X
Grains			X
Alumina, Bauxite			X
Steel Products		X	X
Forest Products		X
Fertilizers		X	X
Minerals		X	X
Minor Bulks-Other	X	X	X

Drybulk Carrier Demand

The international drybulk sector provides seaborne transportation of certain dry commodities in bulk form used in many basic industries and in construction. The most important of these are iron ore, coal and grain (includes wheat, coarse grains and soybeans) which together account for an estimated 61% in 2006 of total drybulk seaborne trade and are referred to as major bulks. Other key cargoes, referred to as minor bulks, include agricultural products (e.g. fertilizers), steel products, forest products, metals, cement, and a wide range of other minerals such as petcoke, bauxite, alumina and phosphate rock. Shipping companies provide seaborne transportation to customers that include power utilities, steelmakers, grain houses, commodity traders and government agencies. Seaborne drybulk trade growth has increased substantially in recent years.

There are certain main trading routes for major drybulk commodities between exporting and consuming regions. Coal is mainly shipped from Australia and Canada to the Far East and Europe, whereas iron ore is mainly shipped from Australia and Brazil to China, Japan and Europe. Grain is mainly shipped from the U.S. Gulf of Mexico, Brazil or Argentina to Europe and the Far East.

Drybulk Carrier Seaborne Trade

Metric Tons (millions)	2001	2002	2003	2004	2005	2006P
Coal	565	570	619	650	675	699
Iron Ore	452	484	524	587	660	723
Grain	235	245	240	248	253	262
Minor Bulks	890	920	957	1,002	1,041	1,081
Total	2,142	2,219	2,340	2,487	2,629	2,765

Ton Miles (billions)	2001	2002	2003	2004	2005	2006P
Coal	2,532	2,531	2,852	3,319	3,565	3,707
Iron Ore	2,580	2,741	3,050	3,463	3,905	4,250
Grain	1,319	1,218	1,251	1,277	1,301	1,347
Minor Bulks	3,292	3,481	3,610	3,831	3,992	4,238
Total	9,723	9,971	10,763	11,890	12,763	13,542

Annual Growth Rates	2001	2002	2003	2004	2005	2006P
Metric Tons	1.6%	3.6%	5.5%	6.3%	5.7%	5.1%
Ton Miles	1.2%	2.6%	7.9%	10.5%	7.3%	6.1%

P = Provisional

Iron Ore

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2006 approximately 723 million tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

As the figures below indicate, Chinese imports of iron ore have grown significantly in the last few years and have been a major driving force in the drybulk sector. Chinese iron ore imports for 2006 of 325 million tons increased by approximately 18% over 2005 imports of 275 million tons, and have increased at a compound annual growth rate of 23% since 2001.

This growth rate in iron ore imports is due to increased Chinese steel production. Over the last five years, steel production in China has grown at an average annual rate of almost 23%, compared to global production increasing by an average 6.4% per annum.

Iron Ore — Imports/Exports by Country/Region

Exports			Imports
Country/Region	2005 (million tons)	2000-2005 CAGR	Country/Region	2005 (million tons)	2000-2005 CAGR
Australia	239	7.7%	Western Europe	140	−1.4%
Brazil	223	6.9%	China	275	31.5%
India	81	19.7%	Japan	132	0.1%
Africa	38	3.2%	Other Asia	85	2.8%
Rest of the World	135	3.3%	Rest of the World	80	1.2%
Total	716	7.2%	Total	712	7.3%

CAGR refers to compound annual growth rate.

Australia and Brazil together account for approximately two thirds of global iron ore exports. Although both have seen strong demand from China, Australia continues to benefit the most, accounting for 30% of every extra ton of iron ore imported by China in 2005 over 2004, compared to a corresponding figure of 20% for Brazil. However, although Brazilian exports to China have grown more slowly, the contribution to ton-mile demand has been greater due to the longer distances between origin and destination. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India’s exports are in smaller Panamax and Handymax vessels.

Coal

Coal is an abundant commodity. At current production rates, coal reserves would provide approximately 200 years of supply, compared with 41 years for oil and 67 years for natural gas. In addition, coal is mined in more than 50 countries, with no world dependence on any one region.

Asia’s rapid industrial development has also contributed to strong demand for coal, which accounted for roughly a third of the total growth of seaborne drybulk trade between 2000 and 2006. Coal is divided into two categories: thermal (or steam) coal and coking (or metallurgical) coal. Thermal coal is used mainly for power generation. Coking coal is used to produce coke to feed blast furnaces in the production of steel.

Expansion in air-conditioned office and factory space, along with industrial use, has raised demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan’s domestic nuclear power generating industry has suffered from safety problems in recent years, resulting in the temporary closure of a number of nuclear power reactors and leading to increased demand for oil, gas, and coal-fired power generation. Furthermore, the high cost of oil and gas has lead to increasing development of coal fired electricity plants across the world, especially in Asia. Thermal coal represents the majority of the total coal trade (70% in 2006) and accounted for 17% of the growth of seaborne trade in 2006.

Metallurgical coal accounted for 8% of seaborne trade in 2006. Future prospects are heavily tied to the steel industry. It is used within the blast furnace to impart its carbon into the iron, giving the final steel product more strength and flexibility. Because coking coal is of higher quality than thermal coal (i.e. more carbon and less impurities), its price is higher and its trade more volatile.

Coal Imports/Exports by Country/Region

Exports			Imports
Country/Region	2005 (million tons)	2000-2005 CAGR	Country/Region	2005 (million tons)	2000-2005 CAGR
Australia/Indonesia	353	7.7%	Western Europe	252	6.5%
N & S America	125	0.9%	Japan	181	4.5%
South Africa	72	0.6%	Other Asia	39	12.8%
China	66	3.8%	Rest of the World	329	5.1%
Rest of the World	167	11.3%
Total	783	6.0%	Total	801	5.7%

Grain

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum), and oil seeds extracted from different crops such as soybeans and cottonseeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as a raw material in animal feed.

Total grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Wheat and coarse grains are primarily used for direct human consumption or as feed for livestock. International trade fluctuates considerably. Grains have a long history of price volatility, government interventionism and weather conditions which strongly impact trade volumes. In 2005, weather had an adverse impact on wheat and corn harvests in many of the world’s major growing regions. As a result, production fell roughly 3% from 2004, causing total trade to decline by 1%. Soybean trade has risen rapidly in recent years, as demand for animal feed and vegetable oil has increased. However, demand growth for wheat and course grains is fundamentally linked in the long-term to population growth and rising per capita income. With Asia experiencing rapid economic growth and increasing standards of living, it is expected that meat consumption will increase, leading to rising demand for animal feed.

International trade in grains is dominated by 4 key exporting regions: North America, South America, Oceania and Europe (including the Former Soviet Union). These regions collectively account for over 90% of global exports. Large importers are typically Asia, North Africa (Egypt), the Middle East and more recently India.

Grain Imports/Exports by Country/Region

Exports			Imports
Country/Region	2005 (million tons)	2000-2005 CAGR	Country/Region	2005 (million tons)	2000-2005 CAGR
North America	108	0.8%	Africa	42	1.4%
South America	20	−7.9%	South America	34	−3.6%
Europe/ FSU	52	6.8%	Europe/ FSU	17	−4.0%
Oceania	22	0.4%	Asia	59	−0.3%
Rest of the World	17	2.1%	Rest of the World	21	6.7%
Total	219	1.0%	Total	173	−0.3%

Minor Bulks

The balance of drybulk trade, minor bulks, subdivides into two types of cargo. The first type includes secondary bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. Second are the so-called neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products including scrap.

Trade in minor bulks constituted approximately 31% of total seaborne trade for drybulk carriers in 2006, in terms of ton miles. The table below shows that compound annual growth for all minor bulks was 2.3%, but those related to the steel and construction industries have grown even faster. Steel scrap trade has grown the fastest, as scrap is the key input for steel makers using the ‘‘electric arc furnace’’ means of production. The trade for these minor bulks is geographically widespread, but the Middle East has been a key importer of construction inputs in recent years.

Seaborne Trade in Selected Minor Bulks

Minor Bulks	2005 (million tons)	2000-2005 CAGR
Steel Products	241	5.6%
Bauxite	69	5.6%
Cement	60	5.5%
Steel Scrap	58	10.5%

Drybulk Carrier Charter Rates

Within the drybulk seaborne transportation sector, the charter rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter rates under charters entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major charter brokers. The Baltic Panamax Index is the index with the longest history.

The following table illustrates one-year time charter rates for Handysize, Handymax, Panamax and Capesize drybulk carriers between 2001 and 2007.

Drybulk Carriers — One Year Time Charter Rates (Period Averages)
(dollars per day)

Size Category DWT	Handysize 25-30,000	Handymax 45-50,000	Panamax 65-70,000	Capesize 150-160,000
2001	5,629	8,472	9,543	14,431
2002	4,829	7,442	9,102	13,608
2003	8,289	13,736	17,781	30,021
2004	14,413	31,313	36,708	55,917
2005	12,021	23,038	27,854	49,333
2006	12,558	21,800	22,475	45,646
February 2007	15,250	24,250	31,000	53,500

Drybulk charter rates for all vessel sizes follow a similar pattern. In 2003 and 2004, rates for drybulk carriers of all sizes strengthened appreciably to historically high levels. The driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials into China. Rates in 2005 started out at slightly lower levels and declined further over the summer, before a rally late in the year. During the first half of 2006, rates stabilized above historically high levels. Since July 2006, rates have recovered to levels at or near the historically high levels reached in late 2004.

Drybulk Carrier Values

Vessel prices, both for newbuildings and secondhand drybulk carriers, increased significantly during 2003, 2004 and reached historically high levels in the early part of 2005, owing to the strength of the freight market and high levels of new ordering.

Despite the steep increase in newbuilding prices, the strength of the charter market was the primary influence for secondhand vessel prices. Consequently in 2005, demand for modern vessels resulted in secondhand prices for five year old Handysize, Handymax, Panamax and Capesize drybulk carriers obtaining higher levels than those for comparably sized newbuilding contracts. However, secondhand prices slipped during the remainder of 2005, moving in line with the weaker freight market and the slight downturn in newbuilding prices, only to rebound since August 2006 and reach new historically high levels by the end of the year.

The following table presents the average prices for secondhand drybulk carriers for the periods indicated.

Drybulk Carriers — 5 year old Secondhand Prices (Period Averages)
(millions of dollars)

Size Category DWT	Handysize 25-30,000	Handymax 40-45,000	Panamax 65-75,000	Capesize 150-160,000
2001	11.2	13.7	14.8	25.3
2002	11.1	14.0	15.5	25.1
2003	12.9	16.6	19.6	30.3
2004	19.8	26.3	35.3	54.3
2005	25.8	31.2	40.3	67.0
2006	26.0	31.3	37.0	66.1
February 2007	32.5	40.0	47.0	86.0

Tanker Seaborne Transportation Sector

In 2006, approximately 3,780 million tons of liquid cargo was transported by sea, accounting for 45% of all seaborne trade, up from 1,975 million tons in 1990. Approximately 58.0% of world crude oil production was transported by sea in 2006, with voyages originating from a number of different production zones.

Tanker Supply

The tanker fleet is generally divided into five major types of tanker size categories, based on cargo carrying capacity. Additionally, the tanker fleet is divided between crude oil tankers that carry crude oil, diesel oil or residual fuel oil (‘‘dirty’’ products), and product tankers that are generally more flexible because in addition to dirty products also carry refined petroleum products (‘‘clean’’ products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. Product tankers do not form a distinct tanker classification, but are identified on the basis of their technical specifications, such as the coating on their cargo tanks, number of cargo segregations, and cargo pumping systems. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes because cargo tanks must be cleaned prior to loading a different cargo type.

The tanker fleet as of December 2006 is comprised of 2,749 ships of 318.8 million dwt in capacity. The average age of tankers in service is approximately 11 years. The following tables present the world tanker fleet and orderbook by size category as of December 2006.

World Tanker Fleet — December 2006

Size Category	Deadweight Tons	Number of Vessels	% of Fleet (number)	Total Capacity (million dwt)	% of Fleet (dwt)
VLCC	200,000 <	483	17.6%	141.3	44.3%
Suezmax	120,000 - 199,000	350	12.7%	52.7	16.5%
Aframax	80,000 - 119,000	704	25.6%	71.5	22.4%
Panamax	50,000 - 79,999	367	13.4%	24.4	7.7%
Handymax/size	10,000 - 49,999	845	30.7%	28.8	9.0%
Total		2,749	100.0%	318.7	100.0%

As of the end of December 2006, the tanker orderbook amounted to 998 ships of 119.2 million dwt, equivalent to 37.4% of the current fleet.

World Tanker Orderbook — December 2006

Size Category	Deadweight Tons	Number of Vessels	% of Fleet (number)	Total Capacity (million dwt)	% of Fleet (dwt)
VLCC	200,000 <	168	34.8%	51.3	36.6%
Suezmax	120,000 - 199,000	107	30.6%	17.0	32.2%
Aframax	80,000 - 119,000	225	32.0%	24.7	34.5%
Panamax	50,000 - 79,999	248	67.5%	15.5	63.7%
Handymax/size	10,000 - 49,999	240	28.4%	10.6	37.0%
Total		988	36.3%	119.1	37.4%

Tanker Regulations

National authorities and international conventions have historically regulated the seaborne transportation of crude oil and refined petroleum products and since 1990. Legislation and regulations such as the United States Oil Pollution Act of 1990, or OPA 90, United Nations-backed IMO protocols and classification society procedures, demand higher-quality vessel construction, maintenance, repair and operations. This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single hull construction—first the ‘‘Erika’’ in 1999 and then the ‘‘Prestige’’ in November 2002. For example, in 2003 the IMO amended regulations to accelerate the phase-out of certain pre-1982 built single hull tankers to 2005, with all remaining single hull tankers removed by 2015 at the latest. In addition to IMO regulations, OPA 90 requires that all oil tankers entering U.S. waterways be exclusively double hull by 2015. Successive regulations place increasingly stringent age limits and quality requirements on vessels accepted at various ports around the world, with a view to protecting the environment. Charterers, port authorities, terminal operators, insurers and shippers have sought to enforce such regulations through the periodic inspection and vetting of vessels. A summary of selected regulations pertaining to the operations of tankers is shown below.

International Tanker Regulations

Regulation	Introduced	Features
OPA 90	1989	Single hull ships banned by 2010 in the U.S.
		Double sided and double bottom ships banned by 2015.
IMO MARPOL	1992	Single hull ships banned from trading by their 25th anniversary.
Regulation 13G		All single hull ships fitted with segregated ballast tanks may continue trading to their 30th anniversary after selected inspections.
		Newbuildings must be double hull.
IMO MARPOL	2001	Phase out of pre-MARPOL tankers by 2007. Remaining single hull tankers phased out by 2015.
Regulation 13G
IMO MARPOL Regulation 13G & 13H	2003	Phase out of pre-MARPOL tankers by 2005. Remaining single hull tankers phased out by 2010 or 2015, depending on port and flag states.
		Single hull ships over 15 years subject to Conditional Assessment Scheme.
		Single hull tankers banned from carrying heavy oil grades by 2005, or 2008 for tankers between 600-5,000 dwt.
EU 417/2002	1999	25 year old single hull ships to cease trading by 2007 unless they apply hydrostatic balance methods or segregated ballast tanks.
		Single hull tankers fitted with segregated ballast tanks phased out by 2015.
EU 1723/2003	2003	Pre-MARPOL single hull tankers banned after 2005. Remaining single hull vessels banned after 2010.
		Single hull tankers banned from carrying heavy oil grades by 2003.
MARPOL Annex II, International Bulk Chemical Code (IBC)	2004	Beginning January 1, 2007, vegetable oils which were previously categorized as being unrestricted will now be required to be carried in IMO II chemical tankers, or certain IMO III tankers that meet the environmental protection requirements of an IMO II tanker with regard to hull type (double hull) and cargo tank location.

The increasing focus on safety and protection of the environment has led oil companies acting as charterers, terminal operators, shippers and receivers to become increasingly selective with respect to the vessels they charter, vetting both vessels and shipping companies on a periodic basis. Although these vetting procedures and increased regulations raise the operational cost and potential liabilities for tanker vessel owners and operators, they strengthen the relative competitive position of shipowners with higher quality tanker fleets and operations.

Tanker Demand

Demand for crude oil and refined petroleum products is affected by a number of factors including general economic conditions, oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.

The following table sets out information regarding annual world crude oil consumption and production per day between 2001 and 2006.

World Crude Oil Consumption and Production

(million barrels per day)

	2001	2002	2003	2004	2005	2006P
Total Consumption	77.3	78.0	79.4	82.5	83.6	84.8
Total Supply	76.8	76.6	79.6	83.1	84.4	85.8

P = Provisional

The table below sets out information regarding ton mile demand for crude oil and product tankers between 2001 and 2006.

World Seaborne Crude Oil and Refined Petroleum Products

Metric Tons (millions)	2001	2002	2003	2004	2005	2006P
Crude Oil	1,884	1,888	2,014	2,126	2,218	2,264
Products	905	849	936	1,060	1,110	1,147
Total	2,789	2,737	2,950	3,186	3,328	3,411

Ton Miles (billions)	2001	2002	2003	2004	2005	2006P
Crude Oil	7,528	7,140	7,814	8,504	8,873	9,054
Products	1,733	1,572	1,853	2,226	2,331	2,409
Total	9,261	8,712	9,667	10,730	11,204	11,463

Annual Growth Rates	2001	2002	2003	2004	2005	2006P
Metric Tons (Crude & Products)	1.2%	(1.9%)	7.8%	8.0%	4.5%	2.5%
Ton Miles (Crude & Products)	5.2%	(5.9%)	11.0%	11.0%	4.4%	2.3%

P = Provisional

The volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Seaborne transportation of crude oil in 2006 is estimated at 2.26 billion tons, approximately 20% higher than 2001, according to national government statistics. In the case of refined petroleum products, seaborne transportation in 2006 is estimated at 1.15 billion tons (including intra-regional trades), representing an increase of 27% from 2001, according to national government statistics.

Demand for crude oil has generally experienced sustained growth since 2001. As demonstrated by the table below, the main driver for this growth in demand has been increased demand from Asian economies, in particular China.

Growth in Annual Crude Oil Demand

(2001-2006)

Region 2001-2006	Barrels per day (millions)	CAGR
Asia	3.5	3.1%
North America	1.4	1.2%
Middle East	1.3	4.4%
Latin America	0.3	1.2%
Africa	0.3	2.5%
Former Soviet Union	0.2	1.0%
Europe	0.1	0.1%
Total	7.1	1.8%

In recent years, Asia has been the main driver of additional demand for oil, largely supplied from traditional sources such as the Middle East and more recently West Africa and the Caribbean.

The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption. Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption. The multi-directional nature of the product tanker market is enhanced by the competitive, complex and technical nature of the refining business, which requires any surplus or deficit of product to be dealt with promptly. Refineries vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue-generating potential of their vessels by minimizing the number of non-revenue generating ballast days.

In the United States, refineries have been running at very high utilization rates, leaving no effective capacity to meet any further rises in demand. A similar situation exists in Europe and in Central and South America. Given the high capital outlay and environmental concerns, it is unlikely that any significant refinery building will take place in those areas. By contrast, refining capacity in Asia and the Middle East has expanded during the past 10 years and is expected to continue to do so. Additional product tanker demand is generated by different quality and emission control regulations for gasoline in different states in the United States.

Product demand in the main consuming areas of Europe and the Americas is expected to be met increasingly by seaborne imports from geographically remote regions such as the Middle East, Asia and the former Soviet Union. This should increase product tanker demand, since refined products will need to be transported over greater distances.

Growing demand for gasoline is likely to be the biggest driver of future product tanker demand, especially imports into the United States and Europe from the former Soviet Union and the Middle East. A surge in car ownership in China and India is also causing substantial increases in gasoline demand in those countries. The Middle East will also continue to play a significant role in the exportation of naphtha and gas oil to the Asian and Mediterranean markets, and jet fuel to Europe and the United States.

Tanker Trade Routes

Crude oil production and exports from the Middle East have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter rates. This is due to the relatively long distances between this supply source and typical destination ports, which have historically favored shipments onboard large tankers such as VLCC and Suezmax size segment. Crude oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to Atlantic ports used by the primary consumers of such exports, which results in a shorter average voyage length compared to oil exports from the Middle East to the Atlantic basin. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger tankers, while increasing the demand for tankers in the Handymax, Panamax and Aframax size segments.

The following table shows the trade routes on which selected sizes of tankers are likely to be suitable to trade.

Oil Tankers — Typical Deployment by Size Category

Refined Petroleum Products / Crude Oil
Area	Trade Route	Haul	Handymax/size	Panamax	Aframax	Suezmax	VLCC
	MEG(1) Far East						X
	MEG North America						X
	MEG Europe(4)						X
	WA(2) North America				X	X	X
	MEG Europe					X
	WA Europe				X	X
	NS(3) North America				X
	MEG Pacific Rim				X
North Sea
	Caribbean		X	X	X
Mediterranean
Indo-Pacific
	Various		X

(1)	MEG stands for Middle East Gulf
(2)	WA stands for West Africa
(3)	NS stands for North Sea
(4)	Long haul via Cape of Good Hope for VLCCs, medium haul since Suezmaxes may transit the Suez Canal fully laden

The tanker sector offers a good example of how shipments over long distance routes have a much greater impact on demand for seaborne transportation compared with shipments over short distance routes. The table below illustrates the deadweight tons in millions of tanker capacity required on an annual basis to transport an additional daily production of one million barrels of crude oil.

Route Distances and Tanker Demand

Routes	Nautical Miles	DWT (millions)
Local (Short Haul)	1,000	0.9
	2,000	1.8
	3,000	2.6
Intra-Regional (Medium Haul)	4,000	3.5
	5,000	4.4
	6,000	5.3
Inter-Regional (Long Haul)	8,000	7.0
	10,000	8.7
	12,000	10.5

In the event daily global crude oil demand growth is equal to one million barrels and the average distance transported is 1,000 nautical miles, then approximately one million deadweight tons of seaborne transportation capacity will be required to meet the addition global crude oil demand. However, if the average distance transported is 8,000 nautical miles then the capacity required is approximately seven million deadweight tons. As exhibited in the table labeled ‘‘Growth in Annual Crude Oil Demand (2001-2006)’’ above, Asia and North America account for approximately five million barrels of the approximately seven million barrel increase in crude oil demand over the past five year period from 2001 through 2006. It is therefore important to examine the millions of deadweight tons of seaborne transportation capacity required under the various routes used to transport crude oil to Asia and North America. It is evident from the bar graph below where the lighter color bars denote newly emerging routes to Asia and established long haul routes to North America that approximately seven to eight million deadweight tons are required to transport one million barrels of crude oil to these destinations.

Additional Production Headed to Far East and United States

Source: Data from other sources available in public domain.

Tanker Charter Rates

In the last two years, rates for all sizes of crude oil and product tankers have been much firmer, reflecting the fact that buoyant demand for crude oil and refined petroleum products, as well as increased seaborne transportation, has generated additional demand for tanker capacity. This increased demand for crude oil and refined petroleum products has used up some of the excess cargo carrying capacity seen in previous years, and has led to a much tighter balance between tanker supply and demand. As a result, cargo carrying capacity has been barely sufficient to meet seaborne requirements for crude oil and refined petroleum products transportation. The recent volatility in charter rates reflects these conditions, with relatively small changes in supply and demand having quite a profound impact on charter rates.

Tanker — 1 Year Time Charter Rates (Period Averages)

(dollars per day)

Size Category DWT	Handysize 30,000	Handymax 45,000	Panamax 65-70,000	Aframax 90-95,000	Suezmax 140,000	VLCC 280,000
2001	15,583	17,563	22,819	23,125	30,500	37,958
2002	11,417	13,288	16,492	16,896	17,750	23,458
2003	13,267	14,846	18,605	19,146	26,104	33,604
2004	15,629	19,029	24,449	29,500	37,875	53,900
2005	18,854	25,271	28,933	34,771	42,292	60,125
2006	21,417	26,792	29,100	35,150	42,667	55,992
February 2007	21,500	23,500	27,500	32,100	41,000	50,500

Tanker Values

The sustained high tanker charter rates experienced over the past few years has resulted in substantial increases in prices of secondhand tankers and stimulated significant new vessel ordering. The following table presents the average price for secondhand tankers for the periods indicated.

Tankers — 5 Year Old Secondhand Prices (Period Averages)

(millions of dollars)

Size Category DWT	Handysize 30,000	Handymax 45,000	Panamax 65-70,000	Aframax 90-95,000	Suezmax 140,000	VLCC 280,000
2001	19.3	25.6	33.2	36.3	43.4	67.3
2002	16.0	21.8	26.5	30.3	39.3	57.5
2003	20.6	25.4	27.7	32.8	43.1	60.3
2004	27.7	34.8	36.3	48.2	60.2	90.7
2005	37.3	44.3	45.9	56.2	72.3	113.4
2006	40.8	47.1	47.9	62.5	76.2	116.2
February 2007	41.0	47.5	48.5	63.0	77.0	115.5

With tanker charter rates running at historically high levels and a dearth of available newbuilding berths with near term delivery dates, demand for oil tankers available for prompt delivery has been at a premium. In some instances, the market has witnessed secondhand prices for even five-year-old tankers being quoted at higher prices than those for equivalent sized newbuilding vessels.

Container Seaborne Transportation Sector

Container Vessel General

Container seaborne transportation was first introduced in the 1950s and since the late 1960s has become the dominant method for the international transportation of many industrial and consumer products. Seaborne container transportation is performed by container line operators, who operate scheduled services similar to a passenger airline with pre-determined port calls, using a number of owned or chartered vessels in each service to achieve an appropriate service frequency.

Container seaborne transportation is an increasingly integral part of world trade and is the fastest growing sector of the seaborne transportation industry. World container trade is primarily driven by the level of output and consumption of processed and manufactured products, and as such is directly dependent on global economic growth. However, there are several additional structural factors that also have an impact on global container trade, such that the volume of container traffic can continue to outpace global economic growth. The most notable such factors are changes in manufacturing and distribution processes that derive from the general trend towards globalization and efficiency. The ability to transport goods by container has enabled manufacturing to move away from traditionally high cost areas, such as Japan, Western Europe and North America, to lower cost manufacturing countries in Asia, such as China, South and Central America without sacrificing the quality, timeliness and cost of the distribution process to the primary consumer markets. Furthermore, as manufacturing and distribution processes have become globalized, many technologically advanced countries are exporting component parts for assembly in other countries and re-importing the finished products. Manufacturers have focused more on ‘‘just-in-time’’ delivery methods, which is facilitated by the reduced shipping time and regular service offered by container line operators.

Another factor driving growth in container trade is the increased penetration of containers into the general cargo and refrigerated perishables market. Operators have shifted away from traditional modal forms of transporting these cargoes towards unitization with containers.

The containers used in seaborne transportation are metal boxes of standard dimensions. The standard unit of measure in container shipping is the teu, a rectangular metal box which is 20 feet long, 8.5 feet high and 8.0 feet wide. There are also 40 feet long containers, and specialized containers that carry refrigerated perishables and tank containers that carry liquids such as gases, spirits or chemicals.

A container shipment begins at the shipper’s premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a container vessel. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel, an activity referred to as trans-shipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver’s premises by truck, rail or barge.

Container shipping has a number of advantages as compared with more traditional shipping methods, including:

•	Less Cargo Handling—Containers provide a secure environment for their cargo, the environment through which the cargo is transported, and the personnel engaged in the cargo’s shipment. After loading, the contents of a container are not directly handled until they reach their final destination. Using traditional shipping methods, cargo may be loaded and discharged several times, resulting in a greater risk of breakage and loss.

•	Efficient Port Turnaround—Container vessels can be loaded and unloaded in significantly less time and at lower cost than traditional cargo vessels. Onshore movement of containerized cargo, both around container staging or storage areas and to their final destinations, benefits from integration of the container with matching chassis, railcars and other means of hauling the standard-sized containers.

•	Reduced Shipping Time—Container vessels can travel at speeds of about 25 knots per hour even in rough seas thereby transporting cargo over long distances in short periods of time. This speed reduces transit time and facilitates the timeliness of regular scheduled port calls.

Container Vessel Supply

Container vessels are typically ‘‘cellular,’’ which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Container vessels may be ‘‘geared,’’ which means they are equipped with cranes for loading and unloading containers. All large container vessels are fully cellular and call at developed ports with adequate shore-based loading and unloading equipment and facilities. Container vessels with cargo capacity below 2,000 teu are often geared, so that they may call on ports that do not have adequate shore-based loading and unloading facilities. Gearless vessels are becoming more prevalent, as cranes on container vessels may interfere with the efficient use of commonly-installed on-shore cranes.

In December 2006, the world fleet of cellular container vessels consisted of 3,982 vessels totaling almost 9.4 million teu in capacity. The average age of container vessels is approximately 11.3 years. It should be noted, however, that these figures are based on cellular capacity and exclude a sizeable portion of multipurpose tonnage (vessels capable of carrying drybulk and container cargoes) and ro-ro capacity with container carrying capability.

The following tables present the world container vessel fleet and orderbook by vessel size category as of December 2006.

World Container Vessel Fleet — December 2006

Size Category	Teu	Number of Vessels	% of Fleet (number)	Capacity (‘000 Teu)	% of Fleet (Teu)
Very Large	7,000 <	154	3.9%	1,275	13.5%
Post Panamax	5,000 - 6,999	330	8.3%	1,905	20.2%
Panamax	3,000 - 4,999	646	16.2%	2,533	26.8%
Intermediate	2,000 - 2,999	629	15.8%	1,582	16.8%
Handysize	1,500 - 1,999	462	11.6%	785	8.3%
Feeder	< 1,499	1,761	44.2%	1,363	14.7%
Total		3,982	100.0%	9,443	100.0%

In December 2006, the newbuilding orderbook was equivalent to 47.7% of the existing cellular fleet. Within this sector over the past couple of years, many container line operators have shown a preference for larger ships, with vessels over 7,000 teu accounting for over 32.4% (1.5 million teu) of the total orderbook.

The table presents the container vessel orderbook by vessel size category as of December 2006.

World Container Vessel Orderbook — December 2006

Size Category	Teu	Number of Vessels	% of Fleet (number)	Capacity (‘000 Teu)	% of Fleet (Teu)
Very Large	7,000 <	160	103.9%	1,460	114.5%
Post Panamax	5,000 - 6,999	167	50.6%	775	60.8%
Panamax	3,000 - 4,999	274	42.4%	1,150	45.4%
Intermediate	2,000 - 2,999	142	22.6%	635	40.1%
Handysize	1,500 - 1,999	133	28.8%	48	6.1%
Feeder	< 1,499	353	20.0%	439	32.2%
Total		1,229	30.9%	4,506	47.7%

Container Vessel Trade Routes

There are three core container trade routes: the Trans-Pacific, Trans-Atlantic and Far East-Europe. These routes are often referred to as the East/West trade routes. Trade along the East/West trade routes is primarily driven by U.S. and European consumer demand for products made in Asia. Supporting these core routes are the North/South routes and a network of regional routes which include the Europe/Mediterranean, Caribbean/United States, Europe/South America, Asia/Australia and North America/SouthAmerica routes. These trade routes are served by vessels of varying sizes. The East/West routes are longer and as a result are generally served by Panamax, Post-Panamax and Very Large container vessels. The North/South trade routes are generally served by Handysize, Intermediate and Panamax container vessels, and the regional routes are generally served by Feeder and Handysize container vessels depending on the size of the trade and physical restraints of the ports visited. The following table shows the trade routes on which selected sizes of container vessels are likely to be suitable to trade:

Container Vessels — Typical Deployment By Size Category

Trade Route	Feeder	Handysize	Intermediate	Panamax	Post Panamax	Very Large
East/West Routes			X	X	X	X
Intra-Asia	X	X	X
North/South Routes	X	X	X	X
Intra-Regional Routes	X	X	X

Container Vessel Demand

Demand for container vessels is affected by global and regional economic and political conditions, developments in international trade, changes in seaborne and other transportation patterns (including changes in the distances over which cargoes are transported), environmental and safety regulations, weather, and port congestion. Global container vessel trade has increased every year since the introduction of unitization (containerization) of long haul shipping routes in the late 1960s.

World container port and shipping activity is made up of three different traffic streams: loaded containers, empty containers and trans-shipment containers (loaded and empty). Trans-shipment, or the use of several different vessels to transport a container on a single journey, has increased as global container movements are distributed regionally and locally using large ports as global hubs for further regional distribution, and smaller regional ports as hubs for further local distribution. Trans-shipments have resulted in additional port handling movements and increased demand for container vessel capacity as additional vessels are required to transport cargo to and from larger vessels between global hubs, from global hubs to regional hubs and from regional hubs to local ports. Port handling movements have also increased as a result.

An indicator of container vessel demand is port throughput, which is a measure of the number of times a container moves within a port. Port throughput of containers consists of both loaded and empty boxes, and also containers in trans-shipment for onward destination to another port. For instance, a container that moves into a port, to the shore for unloading or storage and back to a container vessel for transport has increased port throughput by three.

The following table illustrates world container port throughput and vessel traffic.

World Container Port Throughput
(including empty containers and transhipments)

	2001	2002	2003	2004	2005	2006 P
Teu (millions)	248.4	278.4	315.0	361.8	398.7	442.5
Annual Growth	5.0%	12.1%	13.1%	14.8%	10.2%	11.0%

World Container Vessel Traffic

	2001	2002	2003	2004	2005	2006 P
Teu (millions)	72.3	81.3	92.3	106.0	117.1	130.0
Annual Growth	3.9%	12.3%	13.6%	14.8%	10.4%	11.0%
% World Port Throughput	29.1%	29.2%	29.3%	29.3%	29.4%	29.4%

P = Provisional

World container port throughput and world container vessel traffic have comparable rates of annual growth.

Container Vessel Charter Rates

The use of chartered vessels by leading container line operators has grown steadily over the years. While fleet procurement policies of container line operators generally prevent the ownership of vessels, more carriers have turned to independent ship owners for their ship requirements.

A container liner operator’s decision to charter rather than own a vessel is influenced by a number of different factors. These include the vessel’s purchase price, available financing arrangements, and operational and manning policies. For this reason, the decision to charter rather than own a container vessel varies greatly for each individual container line operator.

Charter rates increased steadily since 2002 through the middle of 2005 but have since fallen mainly due to increased vessel supply.

The following table presents the average one year time charter rates for the periods indicated.

Container Vessels — 1 Year Time Charter Rates (Period Averages)
(dollars per day)

DWT	8,000	13,500	22,000	35,000	40-45,000	50-55,000
TEU	500	1,000	1,500	2,500	3,500	4,300-4,500
2002	4,465	6,074	7,188	10,326	14,431	22,833
2003	4,985	8,045	11,741	17,833	23,666	31,250
2004	7,075	13,025	20,200	26,500	31,575	44,875
2005	9,175	15,825	25,275	29,825	30,350	41,500
2006	6,871	11,429	16,492	20,496	24,233	31,625
January 2007	5,300	10,200	13,700	18,900	22,400	30,000

Source:    Data in column titled ‘‘50-55,000 dwt , 4,300-4,500 teu’’ are from other sources available in the public domain.

Container Vessel Values

Along with rising newbuilding prices and a strong charter market starting in 2003, through the first half of 2005, prices for secondhand vessels also increased. Secondhand prices for five year old ships are close to newbuilding contract prices because ship-owners are paying premiums for young and immediately available vessels. However, in 2006 values weakened in response to the softer charter market.

Container Vessels — 5 Year Old Secondhand Prices (Period Averages)
(millions of dollars)

DWT	8,000	13,500	22,000	35,000	40-45,000	50-55,000
TEU	500	1,000	1,500	2,500	3,500	4,300-4,500
2002	6.6	11.9	15.1	24.0	28.1	36.3
2003	6.8	12.5	17.2	26.3	31.8	31.8
2004	10.0	18.7	26.5	38.5	43.3	54.3
2005	14.3	25.6	30.0	49.6	55.0	59.5
2006	11.0	19.5	29.8	40.2	44.5	48.4
4Q 2006	11.0	20.0	31.5	43.9	45.0	48.5

BUSINESS

General

We are a newly formed development stage company that was incorporated on September 11, 2006 under the laws of the Republic of the Marshall Islands. Accordingly, we have no history of operations or revenues and we will only produce revenues after the closing of this offering. For the period from inception through December 31, 2006, our net loss was $105,145. We were formed to initially acquire a fleet of seven secondhand drybulk carriers engaged in the seaborne transportation of commodities. We refer to these vessels comprised of six Panamax drybulk carriers and one Capesize drybulk carrier as our Initial Fleet. We have entered into agreements to acquire, subject to the completion of this offering, our Initial Fleet of seven secondhand vessels for an aggregate purchase price of $311.9 million. We expect that the net proceeds of this offering will be approximately $188.5 million. We intend to use a portion of the net proceeds from this offering, estimated at $183.2 million and approximately $128.7 million in borrowings under our senior secured term loan to purchase our Initial Fleet. The remaining proceeds from this offering will be used for general corporate purposes. Six of the seven vessels in our Initial Fleet will be employed under fixed rate period charters, with expiration dates ranging from March 2008 to May 2011, representing an average remaining charter term of approximately 31.3 months. Period charters refer to both time and bareboat charters. We intend to enter into a fixed rate period charter for the seventh vessel in our Initial Fleet with a minimum term of two years following this offering and prior to its delivery to us. We expect that all of the vessels in our Initial Fleet will be delivered to us prior to August 15, 2007.

We currently intend to pay holders of our common shares cash dividends of $0.5125 per share per quarter, or $2.05 per share annually, before we pay any dividends to holders of our subordinated shares, commencing with a partial of dividend of $0.39 per share in August 2007. Please read ‘‘Our Dividend Policy.’’

We believe that developments in the seaborne transportation industry, including the drybulk sector, have created opportunities to acquire vessels and employ them at attractive fixed rate period charters that will generate steady cash flows and provide long-term shareholder value. We further believe that investing in different sectors of the seaborne transportation industry by acquiring vessels that operate in diverse geographical areas carrying a wide range of commodities enables us to lower our dependence on any one shipping sector to seek to generate revenues and find attractive acquisition opportunities. In the future we will review and consider acquisition opportunities and chartering strategies in a number of sectors in the seaborne transportation industry described under the heading ‘‘Prospectus Summary—Industry Review & Trends’’ in order to identify and consummate transactions that we believe enhance shareholder value. Please read ‘‘—Business Strategy.’’

The table below provides additional information about our Initial Fleet.

Vessel Name(1)	Size		Year Built	Charterer	Estimated Expiration of Charter(2)	Net Daily Charter Rate(3)	Estimated Daily Vessel Operating Expense(4)
	dwt	lwt
Topeka	74,710	12,627	2000	D’Amato Societa di Navigazione S.p.A.	July 2010 to May 2011	$21,656	$4,900
Lansing	73,040	10,788	1996	Transbulk 1904 AB	March to August 2009	$23,100	$4,900
Pierre	70,316	9,106	1996	Magellanno Marine C.V.	April to October 2010	$22,425	$4,900
Austin	75,229	11,608	1995	Deiulemar Shipping S.p.A.	February to August 2010	$24,700	$4,900
Trenton	75,229	11,608	1995	Deiulemar Shipping S.p.A.	February to August 2010	$24,700	$4,900
Helena	73,744	9,352	1999	Express Sea Transport Corp.	March to July 2008	$28,125	$4,900
Juneau(5)	149,495	18,467	1990				$7,900

(1)	The vessel name provided represents the new name we will designate to each vessel following delivery to us from the seller.
(2)	The date provided represents the earliest and latest month during which the charterer may re-deliver the vessel to us upon termination of the charter. The actual re-delivery dates may differ based on the delivery of the vessels to us and the charterer having the option in certain cases to deliver the vessel 15 to 30 days prior to or after the scheduled re-delivery dates.
(3)	This table shows net charter rates, excluding commissions payable by OceanFreight to third party charter brokers, which are up to 6.25% of the daily time-charter rate.
(4)	The daily vessel operating expense amounts shown in this column are the anticipated vessel operating expenses, including management fees payable by OceanFreight to our Fleet Managers which are approximately $650 per vessel per day.

(5)	Following the closing of this offering we intend to enter into a fixed rate period charter for this vessel with a minimum term of two years.

Business Strategy

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to pay attractive dividends to our shareholders and enhance shareholder value by increasing long-term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion.    We intend to grow our fleet using our management’s knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provides better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition.    Our Initial Fleet consists of seven drybulk carriers. We have initially focused on the drybulk sector because these vessel acquisitions and employment contracts satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise that meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector to seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters.    We have entered into fixed rate period charters for all six of the Panamax drybulk carriers in our Initial Fleet with an average remaining term of approximately 31.3 months. Following the closing of this offering we will seek to enter into a fixed rate period charter for our Capesize drybulk carrier, Juneau, with a minimum term of two years. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charterhire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place our vessels in pools which enable participating vessels to combine revenues. Please read ‘‘Glossary of Certain Shipping Terms’’ for additional information.

Staggered Charter Renewals.    We intend to further diversify our portfolio of vessels and charters by acquiring vessels with staggered charter maturities or by entering into charters with staggered maturities in order to complement the vessels in our Initial Fleet that are employed on fixed rate period charters with remaining terms ranging from March 2008 to May 2011. We will seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short, medium and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties.    The six vessels in our Initial Fleet for which we have arranged charters are chartered to five different charterers operating in the drybulk carrier sector. We believe that chartering our vessels to a number of well established and reputable charterers, such as D’Amato Societa di Navigazione S.p.A., Transbulk 1904 AB, Magellanno Marine C.V., Deiulemar Shipping S.p.A. and Express Sea Transport Corporation, reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers.    Our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Managers’ experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers’ rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Purchase Agreements

We have agreed to acquire our Initial Fleet of seven secondhand vessels pursuant to separate Memoranda of Agreement, or MOAs, subject to the completion of this offering. Cardiff, as our interim manager, is the purchaser under each MOA. We will form separate Marshall Islands subsidiaries, each of which, as permitted by the terms of the MOA, will be nominated by the present named purchaser in each MOA to take delivery of its vessel. The MOAs are subject to the successful completion of this offering, following which we will be bound by the terms and conditions described below. The purchase price for the vessels in our Initial Fleet under the MOAs and the Head Agreement, as described below, is $310.1 million. We expect that the net proceeds of this offering will be approximately $188.5 million. We intend to use a portion of the net proceeds from this offering, estimated at $183.2 million and approximately $128.7 million in borrowings under our senior secured term loan to purchase our Initial Fleet. See ‘‘—Senior Secured Term Loan’’ for a description of the material terms of our senior secured term loan.

The sellers are required to provide representations and warranties to us as to the seaworthiness, adequacy and suitability of the vessel for use in the applicable line of business, compliance with the requirements of class and the classification society, absence of liens and encumbrances and transfer of good and marketable title to the vessels. The completion of the purchase of our vessels is subject to customary closing conditions.

We are required to pay a deposit of approximately $31.0 million, representing approximately ten percent of the aggregate purchase price, to the sellers of the vessels in our Initial Fleet immediately following the completion of this offering. Upon payment of the deposit, we have the right to place representatives on board the vessel for the purpose of becoming familiar with the vessel. We are required to pay the balance of the purchase price upon delivery of each vessel. The sellers are required to deliver to us documentation evidencing that the vessel is free from all liens, encumbrances and other debts.

If we do not pay the deposit, the seller has the right to cancel the MOA and claim compensation for the seller’s losses and expenses. If we do not pay the balance of the purchase price when due, the seller has the right to retain the deposit and claim compensation if the seller’s losses exceed the deposit. If the seller fails to timely deliver the vessel, we have the right to cancel the MOA and the right to the return of the deposit. In addition, if the seller’s failure to deliver the vessel is due to proven negligence, then the seller is liable to us for our losses.

Head Agreement

Cardiff, on our behalf, entered into agreements (the ‘‘Deiulemar MOAs’’) with Deiulemar Shipping S.p.A., or Deiulemar, to acquire two of the vessels in our Initial Fleet, the Austin and the Trenton (presently named the MV Capitano Giovanni and the MV Rafaelle Iuliano) under which we would have been obligated to meet certain conditions by March 23, 2007. On that date, we entered into an agreement, which we refer to as the Head Agreement, with Cardiff and CN Nina Inc., a Marshall Islands corporation, the majority of which is owned by Bahamas based Columbus Nova Investments IV Ltd., or CN Nina, relating to the purchase of these two vessels pursuant to the Deiulemar MOAs dated March 21, 2007 by and between Cardiff and Deiulemar. Cardiff entered into the Head Agreement in order to provide us with an extension to meet the conditions for us to purchase the vessels. Under the terms of the Head Agreement, CN Nina agreed to be Cardiff’s nominee as buyer under the Deiulemar MOAs and paid deposits as required under the Deiulemar MOAs in the amount of $4.1 million per vessel. CN Nina granted a call option to us, which if exercised, will cost us $84.6 million to purchase both vessels. If the call option is exercised, we are also obligated to pay Cardiff a fee of $100,000 per vessel. We also granted to CN Nina an option which, if exercised, entitles CN Nina to cause us to purchase both vessels for $84.6 million. If this offering is completed and certain other conditions are met, CN Nina is entitled to exercise its option.

Management

Our senior management team consists of four experienced shipping executives: our Chief Executive Officer and President Robert N. Cowen, our Chief Financial Officer and Executive Vice President James Christodoulou, our Chief Accounting Officer and Treasurer Solon Dracoulis, and our Chief Technical Officer, Lefteris E. Vlassopoulos. We currently have no other shore-based personnel but intend to hire additional executives and employees following completion of this offering. We will be responsible, under the supervision of our board of directors, for the strategic management of our company, including the formulation and implementation of our overall business strategy. We will oversee and supervise our Fleet Managers, and continuously research and review the sectors in which we operate and other sectors to identify acquisition and employment opportunities. We will also be responsible for obtaining financing for our vessels and acquisitions, negotiating charters, purchasing and selling vessels, accounting and corporate functions as well as managing relationships with our shareholders.

Interim Management Agreement

We have entered into an interim management agreement with Cardiff to provide us with certain services for a period of six months following the closing of this offering which we may, at our option, extend for up to an additional six months. The purpose of this agreement is to utilize Cardiff, with approximately 150 shore-based employees, to take delivery of our Initial Fleet and ensure the smooth commencement of our operations while our executive officers establish our internal systems and procedures. Cardiff has agreed to provide such services to us for a total fee of $200,000. The services that will be provided by Cardiff pursuant to the interim agreement will include:

•	performing all functions necessary in order for us take physical delivery of our vessels;

•	reviewing classification society records and performing physical inspection of our vessels;

•	providing chartering services;

•	appointing stevedores, port agents, tugs, pilots, ship chandlers and fuel suppliers;

•	furnishing the vessels with appropriate voyage instructions and monitoring voyage performance;

•	arranging vessel scheduling in accordance with terms of the vessels’ employment;

•	ensuring that the vessels will be employed between safe ports, safe anchorages and berths;

•	issuing to shippers bills of lading or documents required under the terms of the vessels’ employment;

•	preparing invoices for freights due to us and collecting funds due to us;

•	preparing hire and laytime statements and obtaining documents to support such statements;

•	arranging insurances such as hull and machinery, war risks and protection and indemnity insurance;

•	preparing documentation and submitting insurance claims;

•	preparing the financial statements of our wholly-owned subsidiaries; and

•	maintaining our accounts and records and making them available for auditing purposes.

Fleet Managers

We will own the vessels in our Initial Fleet through separate wholly-owned subsidiaries that will be incorporated in the Republic of the Marshall Islands. We will contract the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of that vessel to two third-party management companies, which we refer to as our Fleet Managers, who will be engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Our executive officers will actively monitor the performance of our Fleet Managers, Allseas Marine S.A. and Quintana Management LLC. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. As a result, we believe our Fleet Managers have each established a reputation as efficient and dependable vessel operators. We further believe the scale and scope of our Fleet Managers enable them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as their ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers’ established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

Our Fleet Managers provide comprehensive vessel management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, supply provisioning as well as vessel accounting. Our Fleet Managers have implemented the International Maritime Organization, or IMO’s, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. They also have obtained documents of compliance for their offices and safety management certificates for their vessels as required by the ISM Code, as well as certificates for vessels under the International Ship and Port Security Code, or ISPS Code, as required by the International Convention for the Safety of Life at Sea, or SOLAS, and the Maritime Transportation Security Act Code, or MTSA Code.

Our Fleet Managers have the following departments:

•	Operations,

•	Technical,

•	Accounting,

•	Crewing,

•	Insurance,

•	Purchasing,

•	Safety and Quality,

•	Sale and Purchase, and

•	Chartering.

Our Fleet Managers will provide, under the vessel management agreements, specific day-to-day vessel management functions including:

•	monitoring the quality and safety of vessel operations;

•	performing general vessel maintenance and inspections;

•	arranging and supervising special surveys, dry-dockings, vessel reconditioning and repair work;

•	appointing supervisors, surveyors and technical consultants;

•	ensuring compliance with all country of registry, classification society and port state rules and regulations;

•	implementing of the Safety Management System (SMS) in accordance with the ISM code;

•	providing employment, training and performance reviews of qualified officers and crew;

•	arranging for transportation, repatriation, payroll, pensions and insurance of seafarers;

•	purchasing of stores, supplies, spares, lubricating oil and new equipment for vessels;

•	maintaining vessel condition acceptable to charterers and arranging for physical inspections by charterers;

•	providing vessel operating expense budgets and monthly vessel working capital requirements; and

•	providing vessel accounting and reporting.

Vessel Management Agreements

We do not employ personnel to run our day-to-day vessel management activities. Our Fleet Managers will be responsible for all day-to-day vessel management functions pursuant to separate vessel management agreements. Our senior management team, under the supervision of our board of directors, manages our business as a holding company, including our administrative functions, and we monitor our Fleet Manager’s performance under the vessel management agreements which we will enter into following the completion of this offering. The vessel management agreements will have a one-year term and will automatically extend for successive one year terms, unless in each case, advance notice of termination is given by either party under the terms of the respective vessel management agreement. Upon termination of the agreements, except in limited circumstances, we will be required to pay the applicable management fee at the rate then in effect for ninety days from the date of termination in order to cover operational and accounting costs relating to final vessel disbursements. In addition, we will also be required to pay crew costs for ninety days from the date of termination.

Pursuant to the management agreements, we will be obligated to pay our Fleet Managers a management fee of approximately $650 per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. We will not pay any management fees for vessels we may employ under bareboat charters in the future. Under each of our management agreements, the management fee may be adjusted quarterly based on the deviation from a Euro/dollar exchange rate of 1.00:1.27 and 1.00:1.268 respectively, as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. Under both of our vessel management agreements, the management fee will be increased on an annual basis, commencing on January 1, 2008, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. We will oversee our Fleet Managers who will be responsible for arranging for superintendent visits when necessary to evaluate the vessel’s physical condition, supervise onboard activities, repairs and drydockings. We may be required to pay superintendent fees for visitations in excess of five to seven days during a twelve month period. Our Fleet Managers will also be required to prepare annual budgets and an estimate of working capital requirements for the vessel and update such estimate monthly. We will be required to maintain as a working capital reserve one months’ estimated running costs, including emergency repair costs or provisions. Our Fleet Managers will be required to prepare quarterly statements comparing budgeted amounts and actual expenditures for each vessel. Our Fleet Managers may appoint sub-managers at any time during the term of the agreement to perform the duties of the Fleet Manager, subject to our written approval. The Fleet Manager will have the right to terminate the agreement by notice in writing if any funds payable by us have not been paid within a specified number of days of payment request or if after written notice of objection from the Fleet Manager, we employ the vessel in a trade or in a manner which, in the opinion of the Fleet Manager is likely to be detrimental to the commercial interests of the Fleet Manager. We will have the right to terminate the agreement by notice in writing if the Fleet Managers fails to pay any funds owed to us or if the Fleet Manager fails to perform its duties to us under the agreement. We may, from time to time, request additional services offered by our Fleet Managers in which case we will pay fees in accordance with industry practice for these services.

Vessel Employment

We will be responsible for all commercial management decisions for our fleet. We will use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. Following completion of this offering, six of the seven vessels in our Initial Fleet will be employed under period charters with expiration dates ranging from March 2008 to May 2011 representing an average remaining term of approximately 31.3 months. Following the closing of this offering we will seek to enter into a fixed rate period charter for our Capesize drybulk carrier, Juneau, with a minimum term of two years. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time

Spot Charters.    Generally refer to voyage charters and trip time charters, which generally last from 10 days to three months. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter is generally a contract for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs Under both types of spot charters, we would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. We would also be responsible for each vessel’s intermediate and special survey costs.

Period Charters.    Generally refer to time charters and bareboat charters, which generally can last from several months to several years. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs. Alternatively, vessels can be chartered under bareboat charters whereby the charterer is responsible for all of the vessel’s costs, including all voyage-related expenses, all operating expenses and all intermediate and special survey costs.

The table below illustrates the payment responsibilities of the shipowner and charterer under a bareboat, time and voyage charter:

Vessels operating under period charters provide more predictable cash flows during the term of the time charter contract, but can yield lower profit margins than vessels operating under spot charters during periods characterized by favorable market conditions. Vessels operating under spot charters generate revenues that are less predictable but may capture increased profit margins during periods of improvements in charter rates but may be exposed to the risk of declining profit margins during periods of deteriorating charter rates. We expect to continuously evaluate opportunities to renew our existing or enter into new time charters for our vessels, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria. In the future we may enter into period charters that afford some exposure to the spot market through minimum floor and maximum ceiling rates, profit sharing agreements, or to a limited extent, operate vessels under spot charters while we seek to enter into period charters.

We may also from time to time employ certain of our vessels in chartering pools. Pooling arrangements enable participating vessels to combine their revenues. Pools are administered by the pool manager who secures employment for the participating vessels and has the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes. The economies of scale achieved by pools allow them to perform more efficient vessel scheduling thereby increasing fleet utilization. We consider a vessel operated in a pool as being in the spot market, since pool earnings may fluctuate in line with earnings of vessels operating in the spot market, but generally experience smaller fluctuations.

We may also from time to time utilize forward freight agreements, or FFAs, that enable us to enter into contractual obligations to sell the spot charter market forward and thereby reduce our exposure to a potential deterioration of the charter market. The FFA market provides us with the flexibility to hedge our exposure to potential market decline if we cannot find suitable fixed rate time charter market opportunities that will enable us to secure stable cash flows. Our policy is to use the FFA market exclusively for hedging purposes.

Our Corporate Structure

OceanFreight Inc. is a holding company incorporated under the laws of the Republic of the Marshall Islands on September 11, 2006. We currently maintain our principal executive offices at 80 Kifissias Avenue, Athens 15125, Greece. Our telephone number at that address is (011) 30 210 614 0283. Our United States telephone number is (212) 488-5050. Following completion of this offering, we intend to move from our current office and establish a new office in Athens, Greece. We will also maintain an office in New York, New York.

On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonios Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares. Please read ‘‘Related Party Transactions—Basset Holdings Inc.’’ The right of the holders of our subordinated shares to receive dividend payments is subordinate to the right of the holders of our common shares during the subordination period described in ‘‘Description of Capital Stock—Subordination Period’’. Our subordinated shares have the same voting rights as our common shares. Upon completion of this offering, we will issue to our Chief Executive Officer, Mr. Robert Cowen, and our Chief Financial Officer, Mr. James Christodoulou, the equivalent of $1.8 million in the aggregate in the form of common stock, or 63,158 subordinated shares and 31,579 restricted common shares, based on the initial public offering price of $19.00 per share, vesting ratably over the next eight quarters. Basset will own 2,000,000 subordinated shares which will represent approximately 15.6% of our outstanding stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Crewing and Shore-based Employees

We will have four employees, our Chief Executive Officer and President and our Chief Financial Officer and Executive Vice President and our Chief Accounting Officer and Treasurer, and our Chief

Technical Officer. We intend to hire additional employees after the completion of this offering. Pursuant to our interim management agreement we will utilize Cardiff, with approximately 150 shore-based employees, during the first six months following completion of this offering to enable us to take delivery of our Initial Fleet and ensure our operations are performed well while we establish our internal systems. At our option, we may extend this agreement for an additional six months at no cost. As is common practice in the shipping industry, our Fleet Managers will be responsible for identifying, screening and recruiting directly or through a crewing agent, the officers and all other crew members for our vessels who will be employed by our vessel owning subsidiaries. We anticipate that approximately 175 officers and crew members will be employed on board our Initial Fleet. Our Fleet Managers will handle each seafarer’s training, travel and payroll and ensure that all our seafarers have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees will perform most commissioning work and assist in supervising work at shipyards and drydock facilities. We expect that all or part of our crew members will be subject to and paid commensurate with international collective bargaining agreements and, therefore, we do not anticipate any labor disruptions. We believe our Fleet Managers’ access to large pools of crews will ensure that all our vessels will be crewed with experienced and qualified seafarers.

Our Customers

Six of the seven vessels in our Initial Fleet are chartered to a total of five different charterers operating in the drybulk carrier sector. We believe that chartering our vessels to a number of well established and reputable charterers such as D’Amato Societa di Navigazione S.p.A, Transbulk 1904 AB, Magellanno Marine C.V., Deiulemar Shipping S.p.A. and Express Sea Transport Corporation, reduces the risk of default under our charter contracts. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels thereby enhancing the overall credit quality of our charter portfolio. Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We will generally charter our vessels to major corporations, publicly-traded shipping companies, reputable vessel owners and operators, trading houses (including commodities traders), major producers and government-owned entities.

We will negotiate charters for our vessels using the global network of chartering brokers and industry contacts. These chartering brokers, who may from time to time include Cardiff’s in-house brokers, will advise us on a continuous basis the availability of cargo and contracts for any particular vessel. There may be as many as five chartering brokers, including the charterer, involved in any one charter and each party in most cases charges a commission in 1.25% multiples of the charterhire. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time and the terms of the charter are based on industry standards.

Oil Company Tanker Vetting Process

Seaborne transportation and especially the carriage of crude oil, refined petroleum products and chemicals is highly regulated. A company must comply with many international and national rules, regulations and other requirements, whether imposed by the classification societies, international conventions and organizations (e.g. IMO, the International Convention for the Safety of Life at Sea, or SOLAS, MARPOL), national and local administrations or the industry itself, in order to operate a vessel that carries these items.

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called ‘‘oil majors’’, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products world-wide.

Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager.

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE and the Tanker Management & Shelf Assessment program, which is known as TMSA.

Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies.

Period charters also require a thorough office audit. In this connection, a vessel manager’s request for such an audit is no guarantee that such an audit will be performed, as it may take a long record of proven safety and environmental protection to be established by the vessel manager and oil major with a commercial interest to have an office audit performed.

Our Fleet Managers, under our supervision, will be responsible for obtaining and maintaining the necessary number of vetting approvals required for tankers that we may acquire in the future.

Our Time Charters

General

A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The ship owner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. The ship owner is also responsible for brokerage commissions which include third party chartering broker commissions and an ‘‘address’’ commission to the charterer under any type of charter. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

The following discussion describes the material terms common to time charter contracts.

Term

The term for a time charter commences on the vessel’s delivery to the charterer in a pre-determined geographic range or world-wide and within specific dates. We intend to deliver our vessels to their charterers immediately following delivery from the respective seller. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire, as described below and in certain cases re-deliver the vessel to us within 15 to 30 days from the earliest or latest re-delivery dates estimated below.

The earliest and latest delivery and re-delivery estimated dates to and from our charterers are as follows:

	Delivery from Seller to Us and by Us to Charterer in 2007		Estimated Re-delivery to Us from Charterer(2)
Vessel(1) Name	Earliest	Latest	Earliest	Latest
Topeka	May 15	August 15	July 2010	May 2011
Lansing	May 15	June 30	March 2009	August 2009
Pierre	April 30	June 15	April 2010	October 2010
Austin	May 1	June 30	March 2010	August 2010
Trenton	May 1	June 30	March 2010	August 2010
Helena	May 1	June 30	March 2008	July 2008
Juneau(3)	May 1	July 15	March 2009	September 2009

(1)	The vessel name provided represents the new name we will designate to each vessel following delivery to us from the seller.
(2)	The date range provided represents the earliest and latest dates on which the charterer may re-deliver the vessel to us upon termination of the charter. The actual re-delivery dates may differ based on the delivery of the vessels to us and the charterer having the option in certain cases to deliver the vessel 15 to 30 days prior to or after the scheduled re-delivery dates.
(3)	Following the closing of this offering we intend to enter into a fixed rate period charter for this vessel with a minimum term of two years.

Charterhire

Charterhire refers to money paid to us by our charterers for the use of a vessel under a time charter and is payable in dollars in advance every 15 days at the applicable daily rate specified in the charter. The money paid is calculated by multiplying the daily charter rate times the number of days and subtracting any time the vessel was deemed to be off-hire. For example, if a vessel’s speed is reduced as a result of a defect or breakdown of the hull, machinery or equipment, charterhire payments under all of our time charters may be reduced by the cost of the time lost and extra fuel consumed.

Vessel Name	Net Daily Charter Rate(1)
Topeka	$21,656
Lansing	$23,100
Pierre	$22,425
Austin	$24,700
Trenton	$24,700
Helena	$28,125
Juneau(2)

(1)	Presents the daily charter rate in our period charters, excluding the chartering commissions payable by us to third parties.
(2)	Following the closing of this offering we intend to enter into a fixed rate period charter for this vessel with a minimum term of two years and a net daily charter rate of at least $42,750.

Voyage and Operating Expenses

The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, garbage fees, agency fees, but excluding charter brokerage commissions. We are responsible for vessel operating expenses and charter brokerage commissions.

Off-hire

Under a time charter, when the vessel is ‘‘off-hire,’’ or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	drydocking for repairs, maintenance or inspection;

•	equipment breakdowns;

•	delays due to accidents;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under time charters if a vessel is delayed, detained or arrested for over a specified number of consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel’s schedule, other than grounding, collision or similar causes, we must charter a substitute vessel and we must pay any difference in hire cost of the charter for the duration of the substitution. The charterer may also have the right under these circumstances to terminate the charter.

Vessel Management and Maintenance

Under time charters, we are responsible for the operation and management of each vessel that includes maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Our Fleet Managers will provide these services to us pursuant to the management agreement between us. Please read ‘‘Business—Management Agreements’’ for a description of the material terms of the management agreement.

Termination and Suspension

We are generally entitled to withdraw the vessel from service to the charterers if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Under our time charters if a vessel consistently fails to perform to a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, the charterer has the right to terminate the time charter with respect to that vessel. Under most of our time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.

Sale of Vessels

Several of our time charters allow us to sell the vessels under time charters to any party as long as the warranties under the time charters remain unaffected and as long as we obtain the charterers’ prior consent. Our charterers cannot unreasonably withhold such consent.

Competition

We will operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. We will arrange our charters (whether period charters or spot charters) through the use of brokers, who negotiate the terms of the charters based on market conditions. Currently, we compete primarily with other owners of vessels in the drybulk carrier sector. Ownership of vessels is highly fragmented in all sectors of the seaborne transportation industry.

Environmental and Other Regulation

Overview

Government regulation significantly affects the ownership and operation of our vessels. Our operations are subject to international conventions, and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include OPA, the Comprehensive Environmental Response, Compensation, and Liability Act, the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea, or SOLAS, amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails additional expense, including vessel modifications and implementation of certain operating procedures. Under our management agreements with our Fleet Managers, Allseas Marine S.A. and Quintana Management LLC are responsible for the management of our fleet, including compliance with all government and other regulations. If our management agreements with our Fleet Managers terminate, we would assume direct responsibility for managing our vessels, including compliance with the regulations described herein.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers has led to stricter environmental standards which require us to maintain operating standards that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

International Maritime Organization (‘‘IMO’’)

In 1992, the IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships) adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by more than 150 nations, including many of the jurisdictions in which tankers we may acquire would operate, provide, in part, that:

•	tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and

•	all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. At that time, these regulations required the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single hull tankers will be 26 years. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. As a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year-old single-hull tanker (which was owned by a company not affiliated with us), in December 2003, the Marine Environmental Protection Committee of the IMO amended the International Convention for the Prevention of Pollution from Ships to further accelerate the phase-out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This amendment took effect in April 2005. Under the revised regulations, the final phasing-out date for tankers known as Category 1 tankers (tankers larger than 20,000 dwt carrying certain oils and tankers over 30,000 dwt carrying other oils without segregated ballast tanks) has been accelerated from 2007 to 2005. The final phasing-out date for tankers known as Category 2 tankers (tankers larger than 20,000 dwt carrying certain oils and tankers over 30,000 dwt carrying other oil with segregated ballast tanks in accordance with applicable requirements) and Category 3 tankers (certain smaller tankers) has been accelerated from 2015 to 2010, unless the relevant flag states extend the date further.

In addition, a new regulation regarding the prevention of oil pollution from oil tankers carrying heavy grade oil bans the carriage of heavy grade oil in single-hull tankers of 5,000 dwt and above after April 5, 2005, and in single-hull oil tankers between 600 dwt and 5,000 dwt, not later than the anniversary of the ship’s delivery date in 2008. In the case of certain Category 2 or 3 tankers carrying heavy grade oil as cargo, however, the relevant flag states may allow continued operation of such ships beyond April 5, 2005 until the date on which the ship reaches 25 years of age after the date of its delivery. The IMO may adopt additional regulations in the future that could adversely affect the remaining useful lives of single-hull tankers.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The Republic of the Marshall Islands has ratified Annex VI of MARPOL, which took effect on May 19, 2005. Pursuant to a Marine Notice issued by the Marine Maritime Administrator, as revised in March 2005, ships flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI no later than either the first drydocking after May 19, 2005, or May 19, 2008. All ships subject to Annex VI that are built after May 19, 2005 must have the Certificate. Implementing these requirements may require modifications to the engines, the addition of post-combustion emission controls, or both, as well as the use of lower sulfur fuels. Additional conventions, laws and regulations may be adopted that could adversely affect our ability to operate our vessels. We expect that all of our vessels will comply with Annex VI.

The IMO’s Management code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, also requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain ISM Code certification unless its manager has been awarded a document of compliance under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. We expect that each of our vessels will be ISM code-certified.

IMO regulations also require owners and operators of vessels to adopt Shipboard Marine Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

European Union Tanker Restrictions

In July 2003, the European Union adopted legislation, which was amended in October 2003 that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including in connection with tank cleaning. The sinking of the M.T. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of tankers we may acquire and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol, which was amended in 2000, to the CLC. The liability limits in the countries that have ratified this Protocol, for vessels between 5,000 to 140,000 gross tonnes, are approximately $6.8 million plus approximately $955.3 per gross registered tonne above 5,000 gross tonnes, with an approximate maximum of $136.0 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The figures provided herein are based on currency exchange rates on March 22, 2007. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

United States Regulations

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, primarily through the United States Oil Pollution Act of 1990 or OPA and the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and the two hundred nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers. OPA defines these other damages broadly to include:

•	natural resources damages and the costs of assessment thereof;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the ‘‘CGMTA’’), amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. We expect to have a response plan for each of our vessels, which will conform to the requirements of the CGMTA and OPA.

OPA had historically limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons per discharge and the greater of $600 per gross ton or $500,000 for non-tankers per discharge (subject to possible adjustment for inflation). Amendments to OPA signed into law on July 11, 2006, increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per tanker per discharge and the greater of $950 per gross ton or $800,000 per non-tanker per discharge. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. OPA does not preempt state law and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted legislation, mainly providing for the unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances (other than oil) whether on land or at sea, and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We intend to comply with all applicable state regulations in the ports where our vessels call.

We will maintain upon delivery of our vessels pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, which includes the OPA limitation on liability of $1,200 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Non-tankers are required to have financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA limit of $300 per gross ton for vessels not carrying hazardous substances. We expect the Coast Guard to increase the amounts of financial responsibility to reflect the 2006 increases in liability under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We expect to comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

OPA requires that tankers over 5,000 gross tonnes calling at U.S. ports have double-hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015.

OPA also amended the Federal Water Pollution Control Act, or Clean Water Act, to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the United States Coast Guard, and their tankers are required to operate in compliance with their United States Coast Guard approved plans. These response plans must, among other things:

•	address a ‘‘worst case’’ scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a ‘‘worst case discharge;’’

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

Vessel response plans for tankers operating in the waters of the United States have been approved by the United States Coast Guard. In addition, the United States Coast Guard has announced that it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most states in the United States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law.

In addition, the United States Clean Water Act prohibits the discharge of oil or other contaminants in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. The United States Environmental Protection Agency (or EPA) has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Although the EPA has appealed this decision, if the exemption is repealed, we would be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 or CAA,, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans (‘‘SIPs’’) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for invasive species, or lead to requirements for active treatment of ballast water. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Our operations may occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act (‘‘RCRA’’) or comparable state, local or foreign requirements. In addition, from time to time we may arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be liable for clean up costs under applicable laws, such as CERCLA.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or

MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard tankers operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on tankers and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance tanker-to-tanker and tanker-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of tanker security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA tanker security measures provided such tankers have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the tanker’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that tankers we may acquire attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

Every seagoing vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the tanker has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the tanker’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and /or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months (plus or minus 3 months) from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on or between the dates of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at five-year intervals. At the special survey, the vessel is thoroughly examined, including ultra-sonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will request that the defects be rectified during dry-docking.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ‘‘in class’’ by a classification society which is a member of the International Association of Classification Societies. We expect that all of our vessels will be certified as being ‘‘in class’’ by reputable classification societies such as American Bureau of Shipping, Bureau Veritas and Det Norske Veritas or Nippon Kaiji Kyokai. All secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that we will have adequate insurance coverage not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We will obtain marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels will each be covered up to at least fair market value, with deductibles of approximately $115,000.

We will also arrange for increased value insurance for most of the vessels. Under the increased value insurance in case of total loss of the vessel we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and Indemnity insurance is mutual indemnity insurance that is provided by mutual Protection and Indemnity associations, or P&I Associations. Protection and Indemnity insurance covers third party liabilities in connection with our shipping activities, subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and wreck removal. Coverage provided by the P&I Associations for pollution is limited to $1.0 billion per vessel, per incident.

Our protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each P&I Association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at approximately $4.5 billion, except for oil pollution claims, which is capped at $1.0 billion. As a member of a P&I Association, which is a member of the International Group, we will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Properties

We currently lease office space in Athens, Greece. Following completion of this offering, we intend to move from our current office and establish an office in Athens, Greece. We will also maintain an office in New York, New York.

Legal Proceedings

To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial condition, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial condition, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Island law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

Senior Secured Term Loan

On April 16, 2007 we entered into a commitment letter with Fortis Bank that will, subject to the completion of the offering, provide us with a senior secured term loan of up to $147.0 million or 50% of the fair market value of our Initial Fleet, whichever is lower, with an eight year term. Upon signing the term loan we will be committed to pay an arrangement fee of 0.7% of the loan amount and a commitment fee of 0.4% per annum payable semi-annually in arrears over the committed but un-drawn portion of the loan. We expect to drawdown $128.7 million, which we expect will be less than 42% of the fair market value of our Initial Fleet, under our term loan to partially fund the acquisition of our Initial Fleet. Under the terms of our senior secured term loan, the $128.7 million we expect to drawdown will be repayable in sixteen consecutive semi-annual installments commencing six months after the last drawdown (the first five installments will amount to $6.15 million each, the sixth installment will amount to $4.0 million and the remaining ten installments will amount to $8.4 million each) and a final balloon payment of $10.0 million payable together with the last installment. We will be obligated to repay the amount drawn down in excess of $128.7 million ratably over the first five installments. Our term loan is expected to be effective as of the closing of this offering and bear interest at LIBOR plus a margin at a minimum of 1.15% to a maximum of 1.25% depending on whether our aggregate drawdown equals up to 40%, up to 45%, or up to 50% of the aggregate market value of our Initial Fleet. The term loan will contain financial covenants, including the requirements to maintain (i) a ratio of debt to the sum of debt plus shareholders’ equity as adjusted for the market value of our vessels not to exceed 70%; (ii) cash and cash equivalents of (x) between $2.5 million and $3.5 million by the end of six months following our last drawdown; (y) between $5.0 million and $7.0 million by the end of the first year following our last drawdown; and (z) increasing semiannually thereafter to between $7.0 million and $14.0 million by the end of the third year following our last drawdown, in each case depending on the ratio of the aggregate drawdown under our term loan to the market value of our fleet securing the loan as described above; (iii) market capitalization, including common and subordinated shares held by our affiliates, during the previous quarter of no less than $150.0 million; (iv) EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense is less than 3.0x on a trailing four quarter basis; and (v) aggregate fair market value of our vessels at a minimum of 150% to 160% of our aggregate outstanding balance under the senior secured term loan, depending on our aggregate drawdown under our term loan to the market value of our fleet securing the loan as described above. Following this offering we expect to be able to comply with all of these covenants. In addition, we will be required to enter a time charter at a minimum net daily rate of $40,000 for a period of at least two years for the Juneau prior to the drawdown relating to the purchase of that vessel. We intend to enter into an interest rate swap with a term of up to three years to hedge our exposure to interest rate fluctuations on amounts drawn under our senior secured term loan. Amounts drawn under our term loan will be secured by the vessels in our Initial Fleet. We will be permitted to pay dividends under the term loan so long as an event of default has not occurred and will not occur upon the payment of such dividends.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is follows: our Class A directors will serve for a term expiring at the 2008 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2009 annual meeting, and our Class C directors will serve for a term expiring at the 2010 annual meeting. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. We expect that all of our nominees for directors, other than Robert N. Cowen and Konstandinos Kandylidis will be independent. The business address for each director and executive officer is c/o OceanFreight Inc., 80 Kifissias Avenue, Athens 15125, Greece.

Name	Age	Position
Robert N. Cowen(1)(2)	58	Chairman and Class B Director and Chief Executive Officer and President
James Christodoulou(2)	47	Chief Financial Officer, Executive Vice President
Solon Dracoulis(2)	52	Chief Accounting Officer and Treasurer
Lefteris E. Vlassopoulos(2)	53	Chief Technical Officer
Konstandinos Kandylidis(1)	57	Class C Director
Harry G. Kerames(1)	52	Class B Director
Professor John Liveris(1)	54	Class A Director
Stephen Souras(1)	35	Class C Director

(1)	Messrs. Cowen, Kandylidis, Kerames, Liveris, and Souras have each agreed to serve on our board of directors effective immediately after the effectiveness of the registration statement of which this prospectus is a part.
(2)	Messrs. Cowen, Christodoulou, Dracoulis and Vlassopoulos have each agreed to serve as our executive officers effective immediately after the effectiveness of the registration statement of which this prospectus is a part.

Biographical information with respect to each of our directors and executive officers is set forth below.

Robert N. Cowen has agreed to serve as our Chairman and Class B Director, Chief Executive Officer and President. Mr. Cowen has over 25 years of experience in the shipping business. From October 2005 until the end of 2006, Mr. Cowen served as a partner in the New York office of the Washington D.C. based Venable LLP law firm where he focused on maritime related legal issues. From 1999 to February 2005 he served as Chief Operating Officer of Overseas Shipholding Group Inc. OSG, listed on the New York Stock Exchange, is one of the world’s largest owners and operators of crude oil and products tankers in the international and U.S. flag markets and has been active in other shipping segments including dry bulk and cruise. In 1993, Mr. Cowen was appointed Senior Vice Present and a Director of OSG, having been appointed its General Counsel in 1989. During his tenure at OSG, Mr. Cowen played a key strategic role in managing all aspects of the company’s bulk shipping business and its other investment activities and in presenting the company to the investment and banking communities. Mr. Cowen has testified before Congressional Committees in Washington on tax and safety issues affecting the shipping industry, and was a leading advocate in the successful effort to obtain tax relief for U.S. shipping interest which was enacted into law in 2004. He practiced law in New York with the firm of Cleary, Gottlieb, Steen and Hamilton from 1974 until 1979 and with the Proskauer Rose firm in 1979. Mr. Cowen holds B.A. (1969) and J.D. degrees (1972) from Cornell University and an LLM degree in taxation (1979) from New York University Law School.

James Christodoulou has agreed to serve as our Chief Financial Officer and Executive Vice President.  Mr. Christodoulou served as Managing Director of Dahlman Rose & Co., a New York City-based investment bank specializing in marine transportation, energy and oil services from 2005 to 2006. As a banker, Mr. Christodoulou was involved in several capital markets transactions including public offerings. Prior to joining the Corporate Finance department, Mr. Christodoulou was director of research for the firm.  In 2005, Mr. Christodoulou served as the Chief Financial Officer for Prime Marine Inc., an owner and operator of product tankers, where he developed the company’s financial structure and was responsible for the investment banking, legal and audit teams regarding their proposed listing on the New York Stock Exchange.  Prior to joining Prime Marine, Inc., Mr. Christodoulou served as the Chief Financial Officer and Vice President of East Wind Maritime Inc., an owner and operator of a diversified fleet of product tankers, bulk carriers, refrigerated and freezer vessels where he engineered the acquisition and disposition of numerous vessels.  Mr. Christodoulou served as the Vice President, Chief Financial Officer and Secretary of General Maritime Corporation, listed on the New York Stock Exchange, one of the world’s largest mid-sized tanker owner operators from 2000 to 2003.  Mr. Christodoulou played critical roles in General Maritime Corporation’s initial public offering in 2001 on the NYSE and its high yield notes offering and its Metrostar tanker acquisition in 2003.  Mr. Christodoulou joined General Maritime Corporation in 1999 as a financial consultant while also serving as Managing Director of NetWorks Capital, a New York based private equity firm. He attended Columbia Business School where he was class president and holds a Bachelor of Arts degree from Rutgers University. He also holds NASD Series 7, 63, 86 and 87.

Solon Dracoulis has agreed to serve as our Chief Accounting Officer and Treasurer. During the past year Mr. Dracoulis has been a consultant to Navios Maritime Holdings assuming the responsibilities for the financial reporting and filings with the Securities and Exchange Commission. Prior to that period he held the position of Chief Financial Officer of Stelmar Shipping, Inc. following the acquisition of the company by Overseas Shipholding Group in early 2005 and as a Financial Controller Budget and Reporting Officer since 2001. During that time he was responsible for the preparation of Stelmar’s financial statements and notes, the filings with the Securities and Exchange Commission, the implementation of accounting procedures and controls administration of the financial and accounting management and information system, preparation of annual operating budgets, quarterly projections and monthly cash flow statements. During the period starting in 1980 Mr. Dracoulis worked for Arthur Andersen & CO., KPMG and PricewaterhouseCoopers, he commenced his career as an auditor - analyst and later became a Principal in the shipping audit division where he conducted financial audits in accordance with International Standards on Auditing (I.S.A.) and U.S. Generally Accepted Auditing Standards (G.A.A.S), evaluation of internal controls and internal audit procedures. He has a degree in Accounting and Business Administration from the Business Administration and Commercial Studies branch of the University of Athens and is a member of the Associations of Certified Accountants and Auditors of Greece. He is also a graduate of the Merchant Marine Academy at Aspropyrgos and has a five year service at sea as a Radio Officer.

Lefteris E. Vlassopoulos has agreed to serve as our Chief Technical Officer effective upon the effectiveness of the registration statement of which this prospectus is a part. Since 1982 Mr. Vlassopoulos has been a principal of the consultancy firm Marine Technical Bureau of Piraeus, Greece. He will remain in this capacity after joining our company. He provides full technical management consulting services and has extensive experience overseeing newbuilding constructions, conversions, valuations, condition surveys, ship and cargo surveys for shipping companies, P&I clubs, lenders and shipbrokers. Since 1985 Marine Technical Bureau has had operations in China and Korea and services related to newbuilding construction and has been expanded to include design, specification, contract, plan approval, site supervision and management for dry bulk carriers, containerships and tankers. He has acted in similar capacity as a consultant to Cardiff for plan approval and site management newbuilding vessels in China and Korea. Although Mr. Vlassopoulos is not currently performing consulting services for Cardiff, he may act as consultant for Cardiff in the future. Prior to 1982, Mr. Vlassopoulos worked for 11 years with companies of the BP and R&K Groups as naval architect and technical manager. Mr. Vlassopoulos graduated from Varvakios Gymnasium, Athens and holds a Bachelor of Science degree in Naval Architecture & Marine Engineering from the University of Newcastle-upon-Tyne (ex King’s College, Durham) in 1968. He is a Chartered Engineer, member of HMTCA-FEMAS, the Royal Institution of Naval Architects and the Institute of Marine Engineers.

Konstandinos Kandylidis has agreed to join our board of directors effective upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Kandylidis is the main shareholder and

Managing Director of Lapapharm Trade & Distribution Company Inc. (‘‘Lapapharm’’), a private business operating since 1962 in the fields of pharmaceuticals, crop protection and veterinary products, representing in Greece, mainly U.S. multinational corporations in the field including Gilead Sciences, Pharmion and Fort Dodge among others and in the past the American Cyanamid Company until 1994. Mr. Kandylidis joined Lapapharm in 1975 and served in several positions until 1990, when he became a member of the Board of Directors and in 1996 when he became the Managing Director. He was also member of the Board of Directors for the Hellenic Association of Crop. Protection Products and has served as a member in several committees for the Hellenic Association of Pharmaceutical Companies. Mr. Kandylidis is a graduate of the Athens University of Economics and Business and he has a certificate in Marketing from the College for the Distributive Trades in England.

Harry G. Kerames has agreed to join our board of directors effective upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Kerames is a Managing Director at Global Capital Finance with primary responsibility for the firm’s shipping practice.  He has more than 21 years of experience in the transportation industry. Prior to joining Global Capital Finance in 2006, Mr. Kerames was the Chief Marketing Officer at Charles R. Weber Company Inc., a shipbroker and marine consulting firm, where he brokered tanker freight derivatives, and co-founded a freight derivatives hedge fund. Since then he has acted as a consultant to in preparation of special purpose acquisition companies, initial public offerings and private placements in the shipping industry. Mr. Kerames has formerly held directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance.  He is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce and the Connecticut Maritime Association.  Mr. Kerames received a Bachelor of Science from the University of Connecticut.

Professor John Liveris has agreed to join our board of directors effective upon the effectiveness of the registration statement of which this prospectus is a part. Professor Liveris is a consultant in the technology and defense industries based in Athens, Greece. His most recent affiliations include ContourGlobal LLC, Scientific Games Corporation, Hellenic Telecommunications Organization (OTE), Motorola, EADS Eurofighter, the Monitor Company and Northrop Grumman Corporation. Prior to his current activities, Professor Liveris was, until 1999, the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacture where he was responsible for developing thrusts into new markets, including the establishment of a Defense division, and new technologies, for revamping Intracom’s image and for all relations with the multi-lateral funding institutions. Mr. Liveris studied Mechanical Engineering at Tufts University in Boston, Mass. He did his graduate and doctoral studies in Engineering Management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank. Prof. Liveris has had a twenty-year professional experience in Washington, DC in various Greek government and private sector managerial and consulting positions. He has also had an extensive career as a journalist.

Stephen Souras has agreed to join our board of directors effective upon the effectiveness of the registration statement of which this prospectus is a part. Currently, Mr. Souras is a director of Investment Yard Management Limited, a Cayman Islands investment manager, overseeing a portfolio of alternative investments. Prior to employment at Investment Yard Management Limited Mr. Souras worked at Goldman Sachs International in the Investment Management Division advising and managing the portfolios of high net worth clients. Prior to Goldman Sachs, Mr. Souras started his career in business development for a consumer goods company in Asia. Mr. Souras was also employed at UBS Warburg in equity sales and then research where he advised institutional investors. Mr. Souras is a graduate of Imperial College in London, where he obtained a B.Eng in Information Systems Engineering in 1992 and M.Sc. with Distinction, in Applications of Electronics in Medicine in 1993. He also holds an MBA from INSEAD in Fontainebleau, France.

Compensation of Directors and Senior Management

For the period from our inception to December 31, 2006, we did not pay any compensation to our directors and senior management. Basset, our shareholder, provided advisory services to us at no charge. We estimate that the value of these services for the period from our inception to December 31, 2006 that we would have paid to Basset would have been $0.1 million, had such services been charged to us at fair value by Basset. Upon the completion of this offering we plan to enter into direct employment agreements with individuals who will provide executive management services previously provided by Basset Holdings Inc. The value of the above services was determined by reference to the amounts we anticipate paying for the services to be covered by these agreements. Please see Note 3 to our financial statements. We expect that aggregate annual compensation to members of our senior management will be approximately $1,100,000, excluding management stock compensation. This amount does not include payments under our dividend participation rights. Following completion of this offering, our non-executive directors will receive annual compensation in the aggregate amount of $150,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. We do not have a retirement plan for our officers or directors.

Committees of the Board of Directors

Immediately after the effectiveness of the registration statement of which this prospectus is a part, we will establish an audit committee comprised of three independent members of our board of directors who will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our audit committee will also be responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions will be subject to the approval of the audit committee. We will also establish a compensation committee comprised of the members of the audit committee which will be responsible for recommending to the board of directors our senior executive officers’ compensation and benefits. We will also establish a nominating and corporate governance committee which will be responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The initial members of the audit, compensation and nominating committees will be Mr. Souras, who will also act as the Chairman of our audit and compensation committees, and Mr. Kerames and Mr. Liveris who will also act as the chairman of our nominating and corporate governance committee. We expect that Mr. Souras will qualify as an audit committee financial expert, as such term is defined under Regulation S-K promulgated by the SEC.

Corporate Governance Practices

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d) (3) and 4350(d)(2)(A)(ii). The practices we follow in lieu of Nasdaq’s corporate governance rules are as follows:

•	We intend to have a board of directors with a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with Nasdaq corporate governance requirements; however we are not required under Marshall Islands law to maintain a majority independent board of directors and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent members.

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the board of directors approves share issuances.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we expect to be in full compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

Employment and Consulting Agreements

We have entered into employment agreements with our Chief Executive Officer and President Mr. Cowen, and our Chief Financial Officer and Executive Vice President, Mr. Christodoulou. We have also entered into employment agreements with our Chief Accounting Officer and Treasurer, Mr. Dracoulis and our Chief Technical Officer, Mr. Vlassopoulos for work performed in Greece and separate consulting agreements with corporations controlled by these individuals for work performed by them outside of Greece. Our employment agreements with Messrs. Cowen and Christodoulou will each have a term of two years. Our employment and consulting agreements with Messrs. Dracoulis and Mr. Vlassopoulos will each have a term of one year. We expect to pay an aggregate annual base salary of $750,000 to our Chief Executive Officer and Chief Financial Officer. In addition, we expect to pay an aggregate cash bonus in the amount of $125,000 to our Chief Executive Officer and Chief Financial Officer on the closing of this offering. We expect to pay an aggregate annual base salary of 252,000 Euros to our Chief Accounting Officer and Treasurer and Chief Technical Officer. In addition, our Chief Executive Officer and Chief Financial Officer will receive in the aggregate the equivalent of $1.8 million in the form of common stock, or 63,158 subordinated shares and 31,579 restricted common shares, based on the initial public offering price of $19.00 per share. These common and subordinated shares will be subject to vesting periods. Our executive officers will also be eligible for annual cash bonuses in the discretion of the Board of Directors. We expect under the terms of the agreements that if we terminate the employment of our President and Chief Executive Officer or Chief Financial Officer without cause, we will be obligated to pay such officer’s base salary through the end of the two-year term. If such officer’s employment is terminated upon a change of control, as defined in the agreements, we will be obligated to pay two times such officer’s base salary. Our executive officers will also be subject to non-competition and non-solicitation covenants during the term of the agreement and for a periods ranging from three months to one year following termination for any reason.

Equity Incentive Plan

We have adopted an equity incentive which we refer to as the plan, under which officers, key employees, directors and consultants of OceanFreight and our subsidiaries will be eligible to receive options to acquire common shares, stock appreciation rights, restricted stock, dividend participation rights and other stock-based or stock-denominated awards. We have reserved a total of 1,000,000 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan will be administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

The plan administrator may also grant dividend participation rights under the plan. Those awards represent rights to receive payments from us based on dividends paid to our shareholders from our operating surplus. The dividend participation rights may be subject to such terms and conditions as determined by the plan administrator, including vesting and forfeiture provisions, the percentage of dividends to be received by the recipient, the types of dividends on which payments under the award are to be received (provided the dividends must be made from our operating surplus), and any conditional requirements (such as performance goals or levels of dividends) that must be achieved in order for payment to be made under the dividend participation rights.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a ‘‘change in control’’ (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

Dividend Participation Rights

Upon completion of the offering, we intend to grant a dividend participation right award to each of our senior executive officers. The dividend participation rights will entitle the recipient to quarterly payments calculated as a percentage of incremental dividends, based on specified percentages, once dividends on our common and subordinated shares reach specified target levels beginning with the first target of $0.57 per share. The dividend participation rights will be granted under, and in accordance with the terms and conditions of, our equity incentive plan and the individual dividend participation right award agreements. If the award recipient’s employment or service on our board of directors is terminated for any reason, then he will no longer have any rights to receive payments under the dividend participation rights. The awards will be subject to adjustment in the event of a corporate transaction, change in capitalization or other extraordinary event, including a change of control, in which event the award may be adjusted, assumed, substituted for or cancelled.

Payments will be made under the dividend participation rights only if the quarterly dividend on our common and subordinated shares from operating surplus is greater than the quarterly dividend target levels described below. The dividend participation rights are not entitled to receive payments with respect to liquidating dividends. In general, quarterly payments with respect to dividend participation rights will, during such time as the dividend participation rights remains outstanding, be made as follows:

•	No amount will be paid with respect to the dividend participation rights for the applicable quarter unless and until holders of our common shares have received a base dividend of $0.5125 per share for that quarter. During the subordination period, the first allocation of dividends paid by us in a quarter will be made toward satisfying the base dividend payment to holders of our common shares.

•	No amount will be paid with respect to the dividend participation rights for the applicable quarter unless and until holders of our common shares have received the unpaid arrearages in the base dividend for all prior quarters during the subordination period. During the subordination period, the second allocation of dividends paid by us will go toward satisfying the satisfaction of any such unpaid arrearages.

•	No amount will be paid with respect to the dividend participation right for the applicable quarter unless and until holders of our subordinated stock have received the base dividend for that quarter. During the subordination period, the third allocation of dividends paid by us will go toward satisfying the base dividend payment to holders of our subordinated shares.

•	If the payments described in the preceding three bullet points have been made and satisfied with respect to the applicable quarter (which we refer to herein as the ‘‘Base Level Requirement’’), our board of directors may decide to pay additional dividends for the applicable quarter to holders of our common shares and subordinated shares for that quarter in excess of the Base Level Requirement. We refer to any such additional dividends as ‘‘Incremental Dividends’’.

•	No amount will be paid with respect to the dividend participation rights for the applicable quarter unless and until holders of our common shares and subordinated shares receive up to $0.0575 per share of Incremental Dividends for that quarter.

•	If, for the applicable quarter, both (1) the Base Level Requirement has been satisfied and (2) the Incremental Dividend exceeds $0.0575 per share, then the holders of our outstanding dividend participation rights will collectively be entitled to receive an amount equal to ten percent (10.0%) of the Incremental Dividend per share for that quarter in excess of $0.0575 up to $0.1175 per share.

•	If, for the applicable quarter, both (1) the Base Level Requirement has been satisfied and (2) the Incremental Dividend exceeds $0.1175 per share, then the holders of our outstanding dividend participation rights will collectively be entitled to receive an amount equal to ten percent (10.0%) of the Incremental Dividend per share for that quarter in excess of $0.0575 up to $0.1175 per share and an additional amount equal to twenty percent (20.0%) of the Incremental Dividend per share for that quarter in excess of $0.1175 up to $0.2575 per share.

•	If, for the applicable quarter, both (1) the Base Level Requirement has been satisfied and (2) the Incremental Dividend exceeds $0.2575 per share, then the holders of our outstanding dividend participation rights will collectively be entitled to receive an amount equal to ten percent (10.0%) of the Incremental Dividend per share for that quarter in excess of $0.0575 up to $0.1175 per share, an additional amount equal to twenty percent (20.0%) of the Incremental Dividend per share for that quarter in excess of $0.1175 up to $0.2575 per share and an additional amount equal to twenty five percent (25.0%) of the Incremental Dividend per share for that quarter in excess of $0.2575 per share.

Any requirement regarding dividends with respect to subordinated shares will only apply during the subordination period. Any payment to which the recipient of a dividend participation right is entitled will be paid in cash on the dividend payment date for the applicable quarter to our common and subordinated shareholders as determined by our board of directors. In order to be entitled to the payment, the recipient must be employed as of the date the payment would otherwise be made and the award must be outstanding as of the payment date. The dividend participation rights will be vested at the time of grant and will expire upon the recipient ceasing to be employed by us.

The following table further details this allocation among the common shares, subordinated shares and dividend participation rights:

		Percent Allocation of Incremental Quarterly Dividends
Incremental Dividend Target Amounts	Quarterly Common and Subordinated Share Dividend Target Amount	Common and Subordinated Shares	Dividend Participation Rights
Below Base Level Requirement + $0.0575 per share	up to $0.57	100%	0%
First Target, $0.0575 to $0.1175 per share	above $0.57 up to $0.63	90%	10%
Second Target, $0.1175 to $0.2575 per share	above $0.63 up to $0.77	80%	20%
Third Target, above $0.2575 per share	above $0.77	75%	25%

The table below illustrates the percentage allocations of quarterly dividends between the common shares, subordinated shares and the dividend participation rights as a result of certain quarterly dividend amounts per common and subordinated share. The amounts presented below are intended to be illustrative of the way in which the dividend participation rights are entitled to receive payments in respect of incremental dividends. This is not intended to represent a prediction of future performance.

Quarterly Dividend Per Common and Subordinated Share	Common and Subordinated Share Dividend as Percentage of Total Dividends	Dividend Participation Rights Payment as Percentage of Total Dividends
$0.57	100.00%	0.00%
$0.63	99.05%	0.95%
$0.77	95.58%	4.42%
$1.00	90.85%	9.15%

Please read ‘‘Description of Capital Stock—Dividends.’’

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of each class of our capital stock as of the date of our prospectus, and after giving effect to this offering. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share held.

Title of Class	Identity of Person or Group	Shares Beneficially Owned Prior to Offering	Percentage of Class Prior to Offering(2)	Shares Beneficially Owned After Offering	Percentage of Class After Offering(2)(3)
Subordinated shares, par value $0.01 per share	Basset Holdings Inc. (1)	2,000,000	100%	2,000,000	96.9%

(1)	On April 5, 2007, we effectuated a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares. Antonios Kandylidis is the sole stockholder of Basset Holdings Inc.
(2)	Represents 15.6% of our total issued and outstanding capital stock upon the completion of the offering, assuming the underwriters do not exercise their over-allotment option.
(3)	Includes 63,158 subordinated shares that we will issue to our Chief Executive Officer upon completion of this offering. Please read ‘‘Management—Employment and Consulting Agreements.’’

RELATED PARTY TRANSACTIONS

Basset Holdings Inc.

Mr. Antonios Kandylidis, the son of one of our directors, Konstandinos Kandylidis, controls our sole shareholder Basset Holdings Inc., or Basset. On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share to Basset in exchange for a capital contribution of $500,000. On April 4, 2007 and under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. On April 3, 2007, our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares. After the completion of this offering, Basset will own 15.6% of our outstanding capital stock, including subordinated shares and common shares that we will issue to our Chief Executive Officer and Chief Financial Officer upon completion of this offering. See ‘‘Management—Employment and Consulting Agreements.’’ Mrs. Chryssoula Kandylidis, the mother of Mr. Kandylidis, is the beneficial owner of all of the issued and outstanding capital of Prestige Finance S.A., a Liberian corporation, which owns 30% of the outstanding capital stock of Cardiff, which will provide us with services under our interim management agreement. Mrs. Kandylidis is Mr. George Economou’s sister. The Entrepreneurial Spirit Foundation, a foundation formed under the laws of Lichtenstein, or the Foundation, which is controlled by Mr. Economou owns the remaining 70% of the outstanding capital stock of Cardiff. During the period from September 11, 2006 to December 31, 2006, Cardiff paid $4,150 of certain general and administrative expenses on our behalf. The above amount was fully refunded to Cardiff in December 2006. Furthermore, during the same period we paid on behalf of Basset the amount of $1,450 for legal expenses and corporate services. The above amount was fully refunded to us by Basset on April 3, 2007.

Cardiff Marine Inc.

We have entered into an interim management agreement with Cardiff to provide us with certain services for a period of six months following the closing of this offering which we may, at our option, extend for up to an additional six months. We have the right to terminate this agreement upon 30 days’ written notice. See ‘‘Business—Interim Management Agreement.’’ The purpose of this agreement is to utilize Cardiff, which has approximately 150 shore-based employees, to take delivery of our Initial Fleet and ensure the smooth commencement or our operations while our senior executive officers establish our internal systems and procedures. Cardiff has agreed to provide such services to us for a fee of $200,000. We believe that we would not be able to achieve a more favorable rate for such services.

In addition, our Chief Technical Officer, Mr. Lefteris Vlassopoulos, acts as a consultant to Cardiff for plan approval and site management rebuilding vessels in China and Korea. Although Mr. Vlassopoulos is not currently performing consulting services for Cardiff, he may act as consultant for Cardiff in the future.

Transbulk 1904 AB

We will charter one of our vessels, Lansing, for a term of approximately two years at a net charter rate of $23,100 per day, to Transbulk 1904 AB, or Transbulk, a company based in Gothenberg, Sweden. Transbulk has been in the drybulk cargo chartering business for approximately 30 years. Mr. George Economou controls 90% of the outstanding capital stock of Transbulk and serves on its board of directors. Mr. Economou is the brother-in-law of one of our directors, Mr. Konstandinos Kandylidis, and the uncle of Antonios Kandylidis who controls Basset, our sole shareholder. We believe that the terms of the charter are consistent with the terms we would be able to achieve with a third party in an arm’s length transaction.

Head Agreement

Cardiff, on our behalf, entered into agreements (the ‘‘Deiulemar MOAs’’) with Deiulemar Shipping S.p.A., or Deiulemar, to acquire two of the vessels in our Initial Fleet, the Austin and the Trenton (presently named the MV Capitano Giovanni and the MV Rafaelle Iuliano) under which we would have been obligated to meet certain conditions by March 23, 2007. On that date, we entered into an agreement, which we refer to as the Head Agreement, with Cardiff and CN Nina Inc., a Marshall Islands corporation, the majority of which is owned by Bahamas based Columbus Nova Investments IV Ltd., or CN Nina, relating to the purchase of these two vessels pursuant to the Deiulemar MOAs dated March 21, 2007 by and between Cardiff and Deiulemar. Cardiff entered into the Head Agreement in order to provide us with an extension to meet the conditions for us to purchase the vessels. Under the terms of the Head Agreement, CN Nina agreed to be Cardiff’s nominee as buyer under the Deiulemar MOAs and paid deposits as required under the Deiulemar MOAs in the amount of $4.1 million per vessel. CN Nina granted a call option to us, which if exercised, will cost us $84.6 million to purchase both vessels. If the call option is exercised, we are also obligated to pay Cardiff a fee of $100,000 per vessel. We also granted to CN Nina an option which, if exercised, entitles CN Nina to cause us to purchase both vessels for $84.6 million. If this offering is completed and certain other conditions are met, CN Nina is entitled to exercise its option.

Lease

On April 5, 2007 we entered into an agreement to lease office space in Athens, Greece, from Mr. George Economou. The initial term of our lease is for the first six months following the closing of this offering at a rent of 680 Euros per month. We may, at our option, extend the initial term for up to an additional six months on the same terms. Following completion of this offering, we intend to move from our current office and establish offices in Athens, Greece. We will also maintain an office in New York, New York.

Registration Rights Agreement

We will enter into a registration rights agreement immediately following the closing of the offering with our sole existing shareholder, Basset, pursuant to which Basset, its affiliates and certain of its transferees, will have the right following the first anniversary of this offering, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act 2,000,000 subordinated shares (or the common shares issuable upon their conversion) owned by Basset prior to the closing of this offering. Under the registration rights agreement, our sole existing shareholder will have the right to request us to register the sale of shares held by it and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, our sole existing shareholder will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders, though no other shareholder currently has any registration rights, or initiated by us. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read ‘‘Shares Eligible for Future Sale.’’

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for our common shares is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have 12,844,737 shares of stock outstanding, which will consist of 10,781,579 common shares and 2,063,158 subordinated shares, including subordinated and common shares that we will issue to our Chief Executive Officer and Chief Financial Officer upon completion of this offering. See ‘‘Management—Employment and Consulting Agreements.’’ Of these shares, the 10,750,000 common shares sold in the offering or 12,362,500 common shares assuming the underwriters exercise their over-allotment option in full, will be freely transferable in the United States without restriction under the Securities Act. Prior to the completion of the offering, our sole existing shareholder, Basset, a company controlled by the son of one of our directors, Mr. Kandylidis, will own 2,000,000 subordinated shares. These subordinated shares were acquired in a private transaction not involving a public offering and these shares are therefore treated as ‘‘restricted securities’’ for purposes of Rule 144. The restricted securities held by our existing sole shareholder will be subject to the underwriters’ 180-day lock-up agreement as described below. Upon completion of this offering, we will issue to our Chief Executive Officer, Mr. Robert Cowen, and our Chief Financial Officer, Mr. James Christodoulou, the equivalent of $1.8 million in the form of common stock, or 63,158 subordinated shares and 31,579 restricted common shares, based on the initial public offering price of $19.00 per share, subject to applicable vesting periods. The subordinated shares and common shares that we will issue to our Chief Executive Officer and Chief Financial Officer will be issued in private transactions not involving a public offering and these shares are therefore treated as ‘‘restricted securities’’ for purposes on Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person or persons whose common shares are aggregated who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding common shares, which will be approximately 128,447 shares immediately after completion of this offering, or (ii) an amount equal to the average weekly reported volume of trading in common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose common shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an ‘‘affiliate’’ of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We, our existing sole shareholder, each of our officers and directors, including nominees for director, have entered into agreements with the underwriters which, subject to certain exceptions, generally restrict us, our officers, directors and our existing sole shareholder from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our common shares, any options or warrants to purchase our common or subordinated shares or any security that is convertible into or exercisable or exchangeable for our common shares or subordinated shares and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC and Cantor Fitzgerald & Co. However, Banc of America Securities LLC and Cantor Fitzgerald & Co. may, in their sole discretion and at any time or from time to time before the expiration of the 180-day lock-up period, without notice, release all or any portion of the securities subject to these agreements. The underwriters have no present intent to release the lock-up restrictions early.

We will enter into a registration rights agreement immediately following completion of the offering with our existing sole shareholder, Basset, to which we will grant it, its affiliates and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, to require us, following the first anniversary of this offering, to register under the Securities Act within three calendar months the 2,000,000 subordinated shares (or the common shares upon conversion) owned by Basset prior to this offering. Please read ‘‘Related Party Transactions—Registration Rights Agreement.’’

As a result of the lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Common Shares Eligible for Sale	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days(1)	None	Lock-up released; shares eligible for sale subject to compliance with Rule 144

(1)	Assuming the lock-up period is not extended or terminated in accordance with the terms of the lock-up agreements.

Days After the Date of this Prospectus	Number of Subordinated Shares Eligible for Sale	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days(1)	None	Lock-up released; shares eligible for sale subject to compliance with Rule 144

(1)	Assuming the lock-up period is not extended or terminated in accordance with the terms of the lock-up agreements.

Prior to this offering, there has been no public market for our common shares, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including shares issued upon the exercise of options that may be granted under our equity incentive plan, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our Amended and Restated Articles of Incorporation and bylaws that will be in effect immediately prior to the completion of the offering. We refer you to our Amended and Restated Articles of Incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our Amended and Restated Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our Amended and Restated Articles of Incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 95,000,000 common shares (referred to in our Amended and Restated Articles of Incorporation as the Common Shares), par value $0.01 per share, of which no shares are issued and outstanding; 10,000,000 subordinated shares (referred to in our Amended and Restated Articles of Incorporation as Subordinated Shares), par value $0.01 per share, of which 2,000,000 shares are issued and outstanding, and 5,000,000 preferred shares (referred to in our Amended and Restated Articles of Incorporation as the Preferred Shares), par value $0.01 per share, of which no shares are issued and outstanding. Upon completion of this offering, we will issue to our Chief Executive Officer, Mr. Robert Cowen, and our Chief Financial Officer, Mr. James Christodoulou, the equivalent of $1.8 million in the aggregate in the form of common stock, or 63,158 subordinated shares and 31,579 restricted common shares, based on the initial public offering price of $19.00 per share. Upon completion of the offering, we will have 10,781,579 common shares outstanding, and 2,063,158 subordinated shares. All of our shares of stock are in registered form.

Share History

On September 26, 2006, we issued 1,000 common shares to Basset Holdings Inc., a company controlled by Mr. Antonios Kandylidis, the son of one of our directors. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. On April 3, 2007, we declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares. Please read ‘‘Related Party Transactions—Basset Holdings Inc.’’

Common Shares

Under our Amended and Restated Articles of Incorporation, during the subordination period, we may not pay dividends to the holders of our subordinated shares unless we have paid the holders of our common shares dividends per quarter in specified amounts. For purposes of determining the extent to which our subordinated shares are subordinated, our common shares will accrue arrearages during the subordination period. No interest will accrue on dividend arrearages. Please read below under ‘‘—Subordinated Shares.’’ We expect to pay dividends on our common shares in accordance with our dividend policy. Please read ‘‘Our Dividend Policy.’’

Subordinated Shares

Our existing sole shareholder, Basset, a company controlled by Mr. Antonios Kandylidis, the son of one of our directors, owns 2,000,000 subordinated shares. Under our Amended and Restated Articles of Incorporation, during the subordination period, our subordinated shares may not receive any dividends until after our common shares have received a quarterly dividend of $0.5125 per share from our operating surplus (as defined below), which we call our base dividend, and any arrearages from prior quarters. Our subordinated shares will not accrue arrearages. Our subordinated shares will convert to common shares on a one-for-one basis after the expiration of the subordination period as discussed below under ‘‘—Subordination Period.’’ Except as described below with respect to the payment of dividends, voting rights and the right of subordinated shares to be converted into common shares, our common shares and subordinated shares are identical with respect to their rights and privileges.

Dividends

While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for dry-dockings and working capital, as our board of directors may determine. However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends. We expect to pay a partial dividend in August 2007 in respect of the second quarter of 2007 in an amount equal to $0.39 per share.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from our operating surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof; but in case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Until the subordination period ends, all dividends paid to shareholders will be treated as either a dividend from operating surplus or a liquidating dividend. Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of the offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of this offering less all dividends from operating surplus paid since the closing of this offering. We will treat dividends paid from any amount in excess of our operating surplus as liquidating dividends.

We will pay dividends on our common shares and subordinated shares from operating surplus, if any, for any quarter during the subordination period, in the following manner:

first, 100% to all common shares, pro rata, until they receive $0.5125 per share;

second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.5125 per share base dividend for prior quarters;

third, 100% to all subordinated shares, pro rata, until they have received $0.5125 per share; and

after that, 100% to all common shares and subordinated shares, pro rata, as if they were a single class.

Our subordinated shares will not be entitled to any arrearages. Liquidating dividends will be paid equally with respect to each common share and subordinated shares. We do not expect to pay liquidating dividends.

If our quarterly cash dividend from operating surplus exceeds specified target dividend levels beginning with $0.57 per common and subordinated share, our dividend participation rights will have the right to receive payment in respect of incremental dividends based on specified sharing ratios. Please read ‘‘Management—Dividend Participation Rights’’ for more detailed information concerning our dividend participation rights.

Operating Surplus

Operating surplus means the greater of zero and the amount equal to:

•	$5.0 million (which may be increased to $10.0 million as described below); plus

•	all of our cash receipts after the completion of the offering, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels (except to the extent the proceeds from such dispositions exceed the initial purchase price or contributed value of the vessel subject to the disposition, which excess amount shall be treated as operating surplus) and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•	interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our cash expenditures after the completion of the offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends, such expenditures are hereinafter referred to as Operating Expenditures; less

•	cash capital expenditures incurred after the completion of the offering to maintain our vessels and other assets including dry-docking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose, such capital expenditures are hereinafter referred to as Maintenance Capital Expenditures; less

•	the amount of cash reserves established by our board of directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.

The $5.0 million amount in the first bullet point above may be increased by our board of directors to $10.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares. The $5.0 million amount cannot be increased in any period in which a dividend on subordinated shares is paid.

As described above, our operating surplus, for determining whether we are paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $10.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

Our Amended and Restated Articles of Incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our board of directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends

In general, liquidating dividends will only be generated from:

•	borrowings;

•	sales of debt and equity securities;

•	sales or other dispositions of vessels (except to the extent the proceeds from such dispositions are treated as operating surplus in accordance with clause (6) of the second bullet point under ‘‘—Operating Surplus’’ above); and

•	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

We do not expect to pay liquidating dividends.

Common Share Arrearages

In general, to the extent that during the subordination period our common shares do not receive dividends from operating surplus each quarter in an amount at least equal to the base dividend, a common share arrearage will accrue in the amount of the shortfall. If we issue common shares when any common share arrearage exists, then the aggregate amount of the common share arrearage after the issuance shall be the same as the aggregate common share arrearage before the issuance.

Adjustment of Base Dividend Amounts

The base dividend amounts are subject to downward adjustment in the case of liquidating dividends. The base dividend amounts will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the liquidating dividend. So long as the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend levels.

Subordination Period

The subordination period will commence upon the date of this offering. Our subordinated shares will convert into common shares on a one-for-one basis if each of the following tests is met on the schedule specified below:

(1)	we have paid quarterly dividends in an amount at least equal to $0.5125 per share on both our common and subordinated shares for the immediately preceding four-quarter period;

(2)	operating surplus available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.5125 per share on all of our outstanding common and subordinated shares on a fully diluted basis during that period; and

(3)	there are no unpaid arrearages in payment of the quarterly dividend on our common shares.

We refer to the tests set forth in sub-paragraphs (1) through (3) above as the ‘‘Basic Conversion Tests.’’ Our subordinated shares will convert into common shares on a one-for-one basis on the following schedule:

(i)	The first day after March 31, 2010 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis (the ‘‘First Early Conversion’’).

(ii)	The first day after March 31, 2011 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis (the ‘‘Second Early Conversion’’); however, the Second Early Conversion will not occur prior to the first anniversary of the First Early Conversion.

(iii)	The first day after March 31, 2012 on which the Basic Conversion Tests are met, all outstanding subordinated shares shall convert in common shares on a one-for-one basis.

Contingent Conversion of Subordinated Shares to Common Shares

Provided that the Basic Conversion Tests are met:

•	In addition to any subordinated shares converted into common shares in the First Early Conversion or the Second Early Conversion, 25% of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.57 per share on the common shares and subordinated shares for any consecutive three-quarter period (the ‘‘First Contingent Conversion’’).

•	In addition to any subordinated shares converted into common shares in the First Early Conversion, the Second Early Conversion or the First Contingent Conversion, an additional 25% (or 50% if the First Contingent Conversion has not occurred) of the subordinated shares outstanding immediately after this offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.63 per share on the common shares and subordinated shares for any consecutive three-quarter period (the ‘‘Second Contingent Conversion.’’)

•	The subordination period will terminate automatically and all outstanding subordinated shares will convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.77 per share (approximately 150% of the base dividend) on both the common shares and subordinated shares for any consecutive three-quarter period (the ‘‘Full Contingent Conversion’’).

However, none of the First Contingent Conversion, the Second Contingent Conversion or the Full Contingent Conversion will occur prior to the first anniversary of this offering.

Notwithstanding the above, the subordination period will end immediately and all dividend arrearages due to holders of our common shares will become immediately payable upon a change of control of us.

The term change of control means the occurrence of any of the following:

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets, other than a disposition to any of our affiliates;

•	the adoption by our board of directors of a plan of liquidation or dissolution of us;

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), other than any of our affiliates (excluding persons that may be deemed affiliates solely by virtue of their stock ownership) becomes the beneficial owner, directly or indirectly, of more than 35% of our voting shares, measured by voting power rather than number of shares;

•	we consolidate with, or merge with or into, any person (other than any of our affiliates), or any such person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of the outstanding common or subordinated shares are converted into or exchanged for cash, securities or other property, or receive a payment of cash, securities or other property, other than any such transaction where our common or subordinated shares that are outstanding immediately prior to such transaction are converted into or exchanged for voting stock of the surviving person constituting a majority of the outstanding shares of such voting stock of such surviving person immediately after giving effect to such issuance; and

•	the first day on which a majority of the members of our board of directors are not continuing directors.

The term continuing directors means, as of any date of determination, any member of our board of directors who:

•	was a member of our board of directors on the date immediately after the completion of this offering; or

•	was nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of this offering or whose nomination or election was previously so approved.

Voting

Generally, Marshall Islands law provides that the holders of the common and subordinated shares are entitled to a separate class vote on any proposed amendment to our Amended and Restated Articles of Incorporation that would change the aggregate number of authorized shares or the par value of that class of common shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely.

Except as otherwise provided by law, each of the common and subordinated shares will have one vote and will vote as a single class except that (i) any amendment to the Amended and Restated Articles of Incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized common shares, increase or decrease the par value of the common shares, or alter or change the powers, preferences or rights of the common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the common shares and (ii) any amendment to the Amended and Restated Articles of Incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized subordinated shares, increase or decrease the par value of the subordinated shares, or alter or change the powers, preferences or rights of the subordinated shares so as to affect them adversely, must be approved by the holders of not less than a majority of the subordinated shares. Our directors shall be elected by a plurality vote of the common and subordinated shares, voting as a single class. A majority of the common and subordinated shares in the aggregate shall constitute a quorum.

Any preferred shares shall have whatever voting rights are provided on their issuance.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to any holders of preferred shares having liquidation preferences, the holders of all classes of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of all classes of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The powers, preferences and rights of holders of all classes of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Blank Check Preferred Stock

Our Amended and Restated Articles of Incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Other Matters

Our Amended and Restated Articles of Incorporation and By-laws.    Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors, or by the Chairman, or by our President. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The board of directors may change the number of directors only by a vote of at least 66 2/3% of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment.    Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions.    Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents.    Several provisions of our Amended and Restated Articles of Incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our Amended and Restated Articles of Incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our Amended and Restated Articles of Incorporation and by-laws prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation and by-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding common shares and subordinated shares entitled to vote for those directors considered for this purpose as one class. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Amended and Restated Articles of Incorporation and our by-laws provide that only our Board of Directors, or our Chairman, or our President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Business Combinations

Although the BCA does not contain specific provisions regarding ‘‘business combinations’’ between corporations organized under the laws of the Republic of Marshall Islands and ‘‘interested shareholders,’’ we have included these provisions in our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

For purposes of these provisions, a ‘‘business combination’’ includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an ‘‘interested shareholder’’ is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and by-laws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder ‘‘rights’’ plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands		Delaware
Shareholder Meetings
•	Held at a time and place as designated in the by-laws	•	May be held at such time or place as designated in the certificate of incorporation or the by laws, or if not so designated, as determined by the board of directors
•	May be held within or without the Marshall Islands	•	May be held within or without Delaware
•	Notice:	•	Notice:
	• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than 10 nor more than 60 days before the meeting
Shareholder’s Voting Rights
•	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	•	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by the holders having at least the minimum number of votes that would be necessary to take such action at a meeting.
•	Any person authorized to vote may authorize another person or persons to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy

Marshall Islands			Delaware
Shareholder’s Voting Rights
•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	•	For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders		When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders
•	The articles of incorporation may provide for cumulative voting in the election of directors	•	The certificate of incorporation may provide for cumulative voting
•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting	•	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting
•	Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting	•	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote
•	Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation	•	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting
•	Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation	•	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides

Marshall Islands			Delaware
Directors
•	Board must consist of at least one member		•	Board must consist of at least one member
•	Number of members can be changed by an amendment to the by-laws, by the shareholders, or by action of the board		•	Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
•	If the board is authorized to change the number of directors, it can only do so by majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director		•	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate
•	Removal		•	Removal
•	–	Any or all of the directors may be removed for cause by vote of the shareholders	•	–	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides
	–	If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders		–	In the case of a classified board, shareholders may effect removal of any or all directors only for cause
Dissenter’s Rights of Appraisal
•	Shareholder’s have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares		•	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
	•	Alters or abolishes any preferential right of any outstanding shares having preference; or
	•	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Marshall Islands		Delaware
Dissenter’s Rights of Appraisal
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Shareholder’s Derivative Actions
•	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort	•	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile)
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Reasonable expenses including attorney’s fees may be awarded if the action is successful
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in ‘‘Business’’ above and assumes that we conduct our business as described in that section. References in the following discussion to ‘‘we’’ and ‘‘us’’ are to OceanFreight Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as ‘‘shipping income,’’ to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as ‘‘U.S.-source shipping income.’’

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

    Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country (our ‘‘country of organization’’) that grants an ‘‘equivalent exemption’’ to corporations organized in the United States; or

(2)	either:

(A)	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are ‘‘residents’’ of our country of organization or of another foreign country that grants an ‘‘equivalent exemption’’ to corporations organized in the United States, which we refer to as the ‘‘50% Ownership Test,’’

(B)	a class of our stock representing more than 50% of the vote and value of our outstanding stock is ‘‘primarily and regularly traded on an established securities market’’ in our country of organization, in another country that grants an ‘‘equivalent exemption’’ to United States corporations, or in the United States, which we refer to as the ‘‘Publicly-Traded Test.’’

The Republic of the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an ‘‘equivalent exemption’’ to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. For taxable years prior to this offering, we did not earn any U.S.-source shipping income. After this offering, it may be difficult for us to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that a class of stock of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common shares will be ‘‘primarily traded’’ on the Nasdaq Global Market.

Under the regulations, our stock will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common shares, which will represent more than 50% of our outstanding shares by vote and value, will be listed on the Nasdaq Global Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, our common shares will not be considered to be ‘‘regularly traded’’ on an established securities market for any taxable year in which 50% or more of the outstanding shares of our common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, which we refer to as the ‘‘5 Percent Override Rule.’’

For purposes of being able to determine the persons who own 5% or more of our common shares, or ‘‘5% Shareholders,’’ the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the ‘‘SEC,’’ to identify persons who have a 5% or more beneficial interest in our common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our stock for more than half the number of days during such year.

We currently anticipate that after the offering is completed and prior to expiration of the subordination period, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption.

After the expiration of the subordination period, it is possible that our 5% Shareholders may own 50% or more of our common shares. Therefore, we anticipate that we may be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. Basset, which is expected to own 100% of our subordinated shares immediately following this offering, excluding subordinated shares and restricted common shares that we will issued to our Chief Executive Officer and Chief Financial Officer upon completion of this offering, and Mr. Antonios Kandylidis who beneficially owns Basset have each agreed to provide such information pursuant to a letter agreement dated April 17, 2007.

Based upon our letter agreement with Basset and Mr. Antonios Kandylidis we believe that immediately following the expiration of the subordination period we will be able to establish that there are sufficient qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883. However, there can be no assurance that we will be able to continue to satisfy the requirements of Section 883 in the future. For example, we may be unable to satisfy the Publicly-Traded Test if (i) Basset’s or Mr. Kandylidis’s status as a qualified shareholder changes, (ii) the direct or indirect beneficial ownership of the shares currently held by Basset or Mr. Kandylidis changes, (iii) the ownership of shares not directly or indirectly beneficially owned by Basset or Mr. Kandylidis come to be concentrated in 5% Shareholders that either are not qualified shareholders or fail to comply with applicable documentation requirements, or (iv) Basset or Mr. Kandylidis fails to satisfy the applicable documentation requirements.

    Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below, any such ‘‘effectively connected’’ U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% ‘‘branch profits’’ taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

Our U.S.-source shipping income would be considered ‘‘effectively connected’’ with the conduct of a United States trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be ‘‘effectively connected’’ with the conduct of a United States trade or business.

    United States Taxation of Gain on Sale of Vessels

If, as we believe, we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, the our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 and assuming that any decision on a vessel sale is made from and attributable to our U.S. office, then any gain derived from the sale of any such vessel will be treated as derived from U.S. sources and subject to U.S. federal income tax as ‘‘effectively connected’’ income (determined under rules different from those discussed above) under the above described net income tax regime. To the extent possible, we intend to structure its sales of vessels so that the gain therefrom is not subject to U.S. federal income tax.

    United States Federal Income Taxation of U.S. Holders

As used herein, the term ‘‘U.S. Holder’’ means a beneficial owner of common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

    Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or ‘‘qualified dividend income’’ as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as ‘‘passive category income’’ or, in the case of certain types of U.S. Holders, ‘‘general category income’’ for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a ‘‘U.S. Individual Holder’’) will generally be treated as ‘‘qualified dividend income’’ that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our common shares will be listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been recently introduced in the U.S. House of Representatives which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

As discussed in more detail below, we do not believe that we will be a passive foreign investment company for the 2007 taxable year or any subsequent taxable year. We may be treated as a passive foreign investment company for the 2006 taxable year. However, we intend to take the position that we were not a passive foreign investment company during the 2006 taxable year pursuant to a special ‘‘start-up’’ exception contained in the Code. There is little guidance on the application of the ‘‘start-up’’ exception and therefore, there is a risk that the IRS or a court may disagree with our position and treat us as a PFIC for the 2006 taxable year. If we are treated as a passive foreign investment company for the 2006 taxable year, any dividends paid on our common shares during 2007 to a U.S. Individual Holder will be taxable as ordinary income rather than as ‘‘qualified dividend income,’’ as discussed above.

Special rules may apply to any ‘‘extraordinary dividend’’ generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common shares paid by us. If we pay an ‘‘extraordinary dividend’’ on our common shares that is treated as ‘‘qualified dividend income,’’ then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

    Sale, Exchange or other Disposition of Common shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

    Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute ‘‘passive income’’ unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We may be treated as a passive foreign investment company for the 2006 taxable year. However, our status as a passive foreign investment company for the 2006 taxable year will not cause a U.S. Holder to be subject to the passive foreign investment company rules discussed below. The effect of our potential characterization as a passive foreign investment company for the 2006 taxable year is discussed above under ‘‘Distributions.’’

Based on our future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company beginning with the 2007 taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year beginning with the 2007 taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a ‘‘Qualified Electing Fund,’’ which election we refer to as a ‘‘QEF election.’’ As an alternative to making a QEF election, a U.S. Holder should be able to make a ‘‘mark-to-market’’ election with respect to our common shares, as discussed below.

    Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an ‘‘Electing Holder,’’ the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year beginning with the 2007 taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

    Taxation of U.S. Holders Making a ‘‘Mark-to-Market’’ Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year after the 2006 taxable year and, as we anticipate, our stock is treated as ‘‘marketable stock,’’ a U.S.

Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

    Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year after the 2006 taxable year, a U.S. Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year, whom we refer to as a ‘‘Non-Electing Holder,’’ would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

    United States Federal Income Taxation of ‘‘Non-U.S. Holders’’

A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a ‘‘Non-U.S. Holder.’’

    Dividends on Common shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

    Sale, Exchange or Other Disposition of Common shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

    Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$7,975
Printing and Engraving Expenses	$250,000
Legal Fees and Expenses	$650,000
Accountants’ Fees and Expenses	$400,000
Nasdaq Entry Fee	$100,000
NASD Fee	$26,462
Blue Sky Fees and Expenses	$5,000
Transfer Agent’s Fees and Expenses	$18,000
Miscellaneous Costs	$42,563
Total	$1,500,000

UNDERWRITING

We are offering the common shares described in this prospectus through a number of underwriters. Banc of America Securities LLC and Cantor Fitzgerald & Co. are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of common shares listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	3,762,500
Cantor Fitzgerald & Co.	3,762,500
Oppenheimer & Co. Inc.	1,881,250
Ferris, Baker Watts, Incorporated	806,250
Fortis Securities LLC	537,500
Total	10,750,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $0.798 per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common shares are offered subject to a number of conditions, including:

•	receipt and acceptance of the common shares by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option.    We have granted the underwriters an over-allotment option to buy up to 1,612,500 additional shares at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discounts and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $1.5 million. The underwriters have agreed to pay all transportation and other expenses incurred by us in connection with presentations to prospective purchasers in this offering.

	No Exercise	Full Exercise
Per Share	$1.33	$1.33
Total	$14,297,500	$16,442,125

Listing.    Our common shares have been approved for listing, subject to notice of issuance, on the NASDAQ Global Market under the symbol ‘‘OCNF.’’

Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. Stabilizing transactions may include making short sales of our common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares from us or in the open market to cover positions created by short sales. Short sales may be ‘‘covered’’ shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked’’ shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased our common shares in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate member or other dealers participating in the offering the commissions and selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions in the NASDAQ Global Market, in the over-the-counter market or otherwise. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares.

Discretionary Accounts.    The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the common shares being offered.

IPO Pricing.    Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined in negotiations between us and the representatives of the underwriters. Among the factors that were considered in these negotiations were:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

Lock-up Agreements.    We, our directors, nominees for director and executive officers and our sole existing shareholder, Basset Holdings Inc., have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new common shares, subordinated shares, and those holders of shares may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common shares, subordinated shares or securities convertible into or exchangeable for common shares or subordinated shares, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Cantor Fitzgerald & Co. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. The underwriters have no present intent to release the lock-up restrictions early.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event related to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the ‘‘lock-up’’ restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Indemnification.    We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering.    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates.    An affiliate of Fortis Securities LLC, one of the underwriters in this offering, will be the lender under our senior secured term loan as set forth in the commitment letter we have entered into with Fortis Bank. We will pay customary fees and expenses in the ordinary course of business with respect to this loan but do not intend to use any proceeds from this offering to repay any amounts under this loan agreement. For a description of the expected terms of the senior secured term loan, see ‘‘Business— Senior Secured Term Loan.’’

Compliance with Non-U.S. Laws and Regulations.    Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers common shares or has in its possession or distributes this prospectus or any other material relating to the common shares.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the common shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of shares to the public’’ in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France.    No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the common shares that has been approved by the Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (‘‘Permitted Investors’’) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with ‘‘qualified investors’’ and ‘‘limited circle of investors’’ having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D.411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the common shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any common shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom.    Each underwriter acknowledges and agrees that:

•	it has not offered or sold and will not offer or sell the common shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the common shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the ‘‘FSMA’’) by us;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the ‘‘Order’’) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as ‘‘relevant persons’’). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy.    The offering of the common shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the ‘‘CONSOB’’) pursuant to Italian securities legislation and, accordingly, each underwriter has acknowledged and agreed that the common shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the common shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the ‘‘Regulation No. 11522’’) or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the ‘‘Financial Service Act’’) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common shares or distribution of copies of this prospectus or any other document relating to the common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the ‘‘Italian Banking Law’’), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common shares in the offering is solely responsible for ensuring that any offer or resale of the common shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the ‘‘Financial Service Act’’ and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading ‘‘European Economic Area’’ above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

The validity of the common shares will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Marshall Islands law. The underwriters have been represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The financial statements of OceanFreight Inc. as of December 31, 2006, and for the period from September 11, 2006 (date of inception) through December 31, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., Athens, Greece, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The sections in this prospectus entitled ‘‘Prospectus Summary’’ and ‘‘The Seaborne Transportation Industry,’’ have been reviewed by Drewry Shipping Consultants Ltd., or Drewry, which has confirmed to us that they accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ section for the relevant periods. As a ‘‘foreign private issuer,’’ we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, will be required to furnish those proxy statements to shareholders under Nasdaq rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a ‘‘foreign private issuer,’’ we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

ENFORCEABILITY OF CIVIL LIABILITIES

OceanFreight Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Athens, Greece. Certain of our directors, senior executive officers and some of the experts named in this prospectus reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, senior executive officers and experts are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

INDUSTRY DATA

The discussions contained under the headings ‘‘Prospectus Summary’’ and ‘‘The Seaborne Transportation Industry’’ in this prospectus have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

GLOSSARY OF CERTAIN SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the seaborne transportation industry.

Aframax.   A medium size crude oil vessel of approximately 80,000 to 120,000 dwt. Because of their size, Aframaxes are able to operate on many different routes, including from Latin America and the North Sea to the U.S. They are also used in lightering (transferring cargo from larger vessels, typically VLCCs, to smaller vessels for discharge in ports from which the larger vessels are restricted). Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil and in some cases refined petroleum products. The name is derived from the average freight rate assessment (AFRA) system used by oil companies.

Annual Survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast.    A substance, usually water, used to improve the stability and control the draft of a ship.

Bareboat Charter.    A charter of a ship under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship. In this case , all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a ‘‘demise charter’’ or a ‘‘time charter by demise’’ and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers.    Fuel oil used to operate a vessel’s engines, generators and boilers.

Cabotage.   The transport of goods between two points in the same country.

Capesize.   A drybulk carrier with a cargo-carrying capacity exceeding 100,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter.   The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer.    The company that hires a vessel pursuant to a Charter.

Charterhire.    Money paid to the ship-owner by a charterer for the use of a vessel under a time charter or bareboat charter. such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 calendar year basis.

Charter Rate.   The amount of money agreed between the charterer and the ship-owner accrued on a daily or monthly basis that is used to calculate the vessel’s charterhire.

Classification Society.    An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being ‘‘in class’’ as of the date of issuance.

Clean Products.   Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gas oil.

Containers.    Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.

Container Vessel.    Vessels which are specially designed and built to carry large numbers of containers.

Contract of Affreightment.    A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight Ton. (or ‘‘dwt’’)    A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel’s deadweight or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Demurrage.    The delaying of a ship caused by a voyage charterer’s failure to take on or discharge its cargo before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such a delay.

Dirty Products.   Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

Double Hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft.    Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk.   Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk Carriers.   Vessels which are specially designed and built to carry large volumes of drybulk.

Dry-docking.   The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Dry-dockings are generally required once every 30 to 60 months.

Feeder.    A short-sea container vessel that transfers cargo between a central ‘‘hub’’ port and smaller ‘‘spoke’’ ports located in the ‘‘hub’’ port region.

Freight.    Charterhire paid under a voyage charter. Such payments are usually made on a lump-sum basis upon loading or discharging the cargo and are the product of the number of cargo tons loaded or discharged times the cost per ton stated in the charterparty to transport the cargo between these specific ports.

Gross Ton.    A unit of volume measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax.   Handymax vessels have a cargo carrying capacity of approximately 30,000 to 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize.    Handysize vessels have a cargo carrying capacity of up to 30,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hull.    Shell or body of a ship.

IMO.    International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.

Intermediate Survey.   The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code.    The International Management Code for the Safe Operations and for Pollution Prevention , as adopted by the International Maritime Organization.

Lightweight Ton. (or ‘‘lwt’’)    A unit of a vessel’s physical weight. A vessel’s lightweight is the physical weight of the vessel and represents the amount of steel recoverable in the vessel. The value of a vessel to a breaker is determined by multiplying the vessel’s lightweight by the price of scrap steel.

Liquefied Natural Gas.    LNG is natural gas, which primarily consists of methane and is used primarily to generate electricity and as a heating source, which is cooled by liquefaction facilities to a temperature of approximately minus 260 degrees Fahrenheit a process that reduces its volume to approximately 1/600th of it’s volume in a gaseous state and thereby enabling it’s carriage by sea on board LNG carriers.

Liquid Petroleum Gas.   LPG consists mainly of butane and propane, which accounted for 70% of the total volume of petroleum gas products transported by sea on board LPG carriers. Liquid petroleum gases are byproducts of the production of crude oil and natural gas and are used for cooking, as fuel for cars, as fuel in refineries, as chemical feedstock for industrial and power plant fuels and at gas utilities.

LNG Carrier.   LNG carriers transport LNG internationally between liquefaction facilities and import terminals. These double hull vessels include a sophisticated ‘‘containment’’ system that holds and insulates the LNG so it maintains its liquid form. The most popular containment systems are Moss Rosenberg spherical system and the Gaz Transport membrane system.

LPG Carrier.    LPG carriers are commonly referred to as ships which can transport liquid petroleum and petrochemical gases as well as ammonia. There are three main types of LPG carriers classified based on method of liquefaction: Fully-pressurized carriers, the majority of which are less than 5,000 cbm. Semi-refrigerated carriers, which liquefy their cargoes under a combination of pressure and refrigeration, the majority of which are less than 20,000 cbm, and fully-refrigerated carriers typically 22,000 cbm and larger that can and also carry clean petroleum products such as naphtha.

Metric Ton.   A unit of weight equal to 1,000 kilograms.

Multipurpose Vessel.    Multipurpose vessels are capable of carrying drydulk and container cargoes.

Newbuilding.    A new vessel under construction or just completed.

OBO.   An oil/bulk/ore combination carriers is a vessel capable to of carrying dry-bulk cargo including iron ore or crude oil or in certain cases refined petroleum products.

Off Hire.    The period a vessel is unable to perform the services for which it is required under a time charter. Off hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

OPA.    Oil Pollution Act of 1990 of the United States (as amended).

Orderbook.   The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

Panamax.   Panamax vessels have a cargo carrying capacity of approximately 60,000 to 100,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Petrochemical Gases.    Refers to gases such as butadiene, propylene and vinyl chloride monomer, or VCM, and ethylene which are primarily used in the plastics manufacturing industry.

Petroleum Products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Period Charter.   A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Pools.    Pooling arrangements that enable participating vessels to combine their revenues. Pools are administered by the pool manager who secures employment for the participating vessels and has the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes.

Port Throughput.    A measure of the number of times a container moves within a port. Port throughput of containers consists of both loaded and empty boxes and also containers in transshipment for onward destination to another port. For instance, a container that moves into a port, to the shore for unloading or storage and back to a container vessel for transport has increased port throughput by three.

Post Panamax.    Post Panamax vessels are too wide to pass through the Panama Canal. These are vessels whose beam is wider than 32.26 meters or carry more than 17 containers across the ship’s beam in the case of container vessels.

Product Tanker.   A vessel designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and Indemnity. (or P&I) Insurance.    Insurance obtained through mutual associations (called ‘‘Clubs’’) formed by ship-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Ro-ro.    Ro-ro vessels or ro-ros refers to specialized vessels carrying vehicles that are driven on board ‘‘roll-on’’ and driven off board ‘‘roll-off’’. These vessels in certain cases are designed to also carry other cargoes such as containers.

Scrapping.    The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-Term Time Charter.    A time charter which lasts less than approximately 12 months.

Single Hull.   A hull construction design in which a vessel has only one hull.

Sister Ships.   Vessels of the same class and specification which were built by the same shipyard.

SOLAS.   The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Strict Liability.   Liability that is imposed without regard to fault.

Special Survey.    An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special Surveys require a vessel to be dry-docked.

Spot Charter.    A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short-term duration, constituting mostly of a single voyage between one load port and one discharge port.

Suezmax.    A vessel with capacity ranging from 125,000 dwt to 199,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.

Tanker.    Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products and liquid chemicals.

TEU.   Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

TCE.    Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in dollars per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

Time Charter.    A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Trip Time Charter.    A trip time charter is a short-term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and ship owner as described under Time Charter and Voyage Charter.

ULCC.    Ultra large crude carrier. Tanker that is 320,000 dwt or greater in size.

Vessel Operating Expenses.    The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as ‘‘voyage expenses.’’ For a time charter, the ship-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

VLCC.    VLCC is the abbreviation for very large crude carrier, a large crude oil vessel of approximately 200,000 to 320,000 dwt. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long-haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the U.S. and Far Eastern destinations.

Voyage Charter.   A voyage charter involves the carriage of a specific amount and type of cargo from specific loadport(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses.    Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of OceanFreight Inc.

We have audited the accompanying balance sheet of OceanFreight Inc. (the ‘‘Company’’), a development stage enterprise, as of December 31, 2006, and the related statements of loss, shareholder’s equity, and cash flows for the period from September 11, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OceanFreight Inc., at December 31, 2006, and the results of its operations and its cash flows for the period from September 11, 2006 (date of inception) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
February 6, 2007
(except for Note 5(a), as to which the date is April 5, 2007)

OceanFreight Inc.
(a development stage enterprise)
Balance Sheet
December 31, 2006
(Expressed in United States Dollars)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$499,398
Prepayments and other	1,878
Due from shareholder (Note 4)	1,450
Total current assets	502,726
NON CURRENT ASSETS:
Initial Public Offering related costs (Note 1)	273,230
Total assets	$775,956
LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	168,187
Accrued liabilities	117,239
Total current liabilities	285,426
SHAREHOLDER’S EQUITY:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued (Note 5(a))	—
Capital Stock:
Common shares, $0.01 par value; 95,000,000 shares authorized, none issued (Notes 3 and 5(a))	—
Subordinated shares, $0.01 par value; 10,000,000 shares authorized; 2,000,000 shares issued and outstanding (Notes 3 and 5(a))	20,000
Additional paid-in capital (Note 3)	575,675
Accumulated deficit	(105,145)
Total shareholder’s equity	490,530
Total liabilities and shareholder’s equity	$775,956

The accompanying notes are an integral part of these financial statements.

OceanFreight Inc.
(a development stage enterprise)
Statement of Loss
For the period from September 11, 2006 (date of inception) through December 31, 2006
(Expressed in United States Dollars)

General and administrative expenses (Note 3)	(111,640)
Interest income	6,495
Net loss	$(105,145)
Loss per subordinated share, basic and diluted	$(0.05)
Weighted average number of subordinated shares, basic and diluted	2,000,000

The accompanying notes are an integral part of these financial statements.

OceanFreight Inc.
(a development stage enterprise)
Statement of Shareholder’s Equity
For the period from September 11, 2006 (date of inception) through December 31, 2006
(Expressed in United States Dollars)

		Subordinated shares
	Comprehensive Loss	# of shares	Par value	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, September 11, 2006 (date of inception)
- Issuance of capital stock and capital contribution (Note 3)	—	2,000,000	20,000	480,000	—	500,000
- Capital contribution of executive management services and rent (Note 3)	—	—	—	95,675	—	95,675
- Net loss	(105,145)	—	—	—	(105,145)	(105,145)
Comprehensive loss	(105,145)
Balance December 31, 2006		2,000,000	$20,000	575,675	(105,145)	490,530

The accompanying notes are an integral part of these financial statements.

OceanFreight Inc.
(a development stage enterprise)
Statement of Cash Flows
For the period from September 11, 2006 (date of inception) through December 31, 2006
(Expressed in United States Dollars)

Cash Flows from Operating Activities:
Net loss	$(105,145)
Adjustments to reconcile net income to net cash provided by operating activities:
Executive management services and rent	95,675
(Increase) / decrease in:
Prepayments and other	(1,878)
Increase / (decrease) in:
Accounts payable	1,200
Accrued liabilities	10,996
Net Cash provided by Operating Activities	848
Cash Flows from Investing Activities:
Advances to shareholder	(1,450)
Net Cash used in Investing Activities	(1,450)
Cash Flows from Financing Activities:
Issuance of capital stock and capital contribution	500,000
Net Cash provided by Financing Activities	500,000
Net increase in cash and cash equivalents	499,398
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$499,398
SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash financing activities:
Executive management services and rent	$95,675
Initial Public Offering costs (included in accounts payable and accrued liabilities)	$(273,230)

The accompanying notes are an integral part of these financial statements.

OceanFreight Inc.
(a development stage enterprise)
Notes to Financial Statements
December 31, 2006
(Expressed in United States Dollars)

1.    General Information:

OceanFreight Inc. (formerly SeaFr8 inc.) a development stage enterprise, (‘‘Company’’) was incorporated on September 11, 2006 under the laws of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On September 27, 2006 the Company began the process to identify vessels for acquisition and the related financing, as well as preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. Costs incurred in relation with the Company’s initial public offering as of December 31, 2006 amounted to $273,230 and are included in Non-current assets in the accompanying balance sheet. Such costs, upon completion of the initial public offering (‘‘Offering’’) will reduce the related gross proceeds. The Company plans to engage in the seaborne transportation industry, initially, through the ownership and operation of drybulk carriers. The Company has not commenced, and therefore has not generated any revenue from, its planned principal operations since inception and, accordingly is considered to be in the development stage as defined in Statement of Financial Accounting Standards (‘‘SFAS’’) No. 7 ‘‘Accounting and Reporting By Development Stage Companies’’.

2.    Significant Accounting Policies:

(a)	Basis of Presentation: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 130 ‘‘Reporting Comprehensive Income’’, which requires separate presentation of certain transactions, which are recorded directly as components of shareholder’s equity. The Company has no such transactions which affect comprehensive income (loss) and, accordingly, comprehensive income (loss) equals net income (loss) in the period presented.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates in international shipping markets, and therefore will primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the period presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the period-end exchange rates. Resulting translation gains or losses are included in General and administrative expenses in the accompanying statement of loss.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

OceanFreight Inc.
(a development stage enterprise)
Notes to Financial Statements
December 31, 2006
(Expressed in United States Dollars)

2.    Significant Accounting Policies — (continued):

(f)	Loss Per Subordinated Share: Basic loss per subordinated share is computed by dividing net income by the weighted average number of subordinated shares deemed outstanding during the period. Diluted loss per subordinated share reflects the potential dilution that could occur if securities or other contracts to issue subordinated shares were exercised. The Company has no dilutive securities outstanding for the period from September 11, 2006 (date of inception) to December 31, 2006. As the Company was incorporated on September 11, 2006 but did not commence operations nor issue any shares of its capital stock until September 26, 2006, the common shares issued to the Company’s sole shareholder (as discussed in Notes 3 and 5(a)) are considered as outstanding for the entire period from September 11, 2006 (date of inception) to December 31, 2006 for purposes of both basic and diluted loss per share calculations.

3.    Capital Stock and Additional Paid-in Capital:

The Company’s authorized capital stock since inception and prior to the amendment of its articles of incorporation and the stock dividend discussed in Note 5(a) below, consisted of 1,000 common shares (all in registered form), par value $0.01 per share. On September 26, 2006, the Company issued 1,000 common shares at their par value to one shareholder and received an additional capital contribution of $499,990. On September 27, 2006 the Company collected the amount of $500,000 from the shareholder. Furthermore, additional paid-in capital includes the value of executive management services and office space provided by Basset Holdings Inc. (‘‘Basset’’), the Company’s sole shareholder, at no charge. The value of the above services and office space was estimated as $95,675, for the period from September 11, 2006 (date of inception) to December 31, 2006 and is recorded as general and administrative expenses in the accompanying statement of loss and as a contribution to additional paid-in capital in the related statement of shareholder’s equity. Upon the completion of the planned initial public offering the Company plans to enter direct employment agreements with individuals who will provide executive management services previously provided by Basset and enter into a lease agreement for office space. The value of the above services and office space was determined by reference to the amounts the Company anticipates paying for the services and office space to be covered by these agreements.

4.    Related Party Transactions:

During the period from September 11, 2006 to December 31, 2006, Cardiff Marine Inc., a ship management company paid $4,150 of certain general and administrative expenses on behalf of the Company. The above amount was fully refunded to Cardiff Marine Inc. in December 2006. The issued and outstanding capital stock of Cardiff Marine Inc. is beneficially owned by Mrs. Chryssoula Kandylidis and her brother. Mrs. Kandylidis is the mother of the sole shareholder of Basset and is also the wife of one of the Company’s directors, who is also the father of the sole shareholder of Basset. Furthermore, during the same period the Company paid on behalf of Basset the amount of $1,450 for legal expenses and corporate services, which is reflected as Due from shareholder in the accompanying balance sheet.

OceanFreight Inc.
(a development stage enterprise)
Notes to Financial Statements
December 31, 2006
(Expressed in United States Dollars)

5.    Subsequent Events:

(a) Amendment of Articles of Incorporation and Stock Dividend:    On April 4, 2007 the Company’s articles of incorporation were amended. Under the amended and restated articles of incorporation the Company was renamed OceanFreight Inc. Furthermore, under the amended articles of incorporation the Company’s authorized capital stock consists of 5,000,000 shares of preferred stock, par value $0.01 per share and 95,000,000 common shares, par value $0.01 per share, and 10,000,000 subordinated shares. All of the Company’s shares of stock are in registered form. The Board of Directors shall have the authority to establish series of preferred stock and to designate preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions. Through the amended and restated articles of incorporation, the 1,000 common shares discussed in Note 3 were converted into 1,000 subordinated shares. On April 5, 2007 the Company effected a stock split in the form of stock dividend and issued 1,999 subordinated shares for each of its 1,000 subordinated shares. All share and per share data included in the accompanying financial statements have been restated to reflect both the conversion and the stock dividend discussed above.

During the subordination period, the Company’s common shares will accrue dividend arrearages to the extent they do not receive a quarterly dividend of $0.5125 per share. The subordinated shares will not accrue any arrearages.

The rights of the Subordinated shareholders to receive dividends are subordinated to the rights of Common shareholders to receive dividends as explained below. If the Company does not have sufficient available cash to pay a quarterly dividend of $0.5125 per share (‘‘base dividend’’) to its Common shareholders, the right of Subordinated shareholders to receive dividends will be subordinated to the right of the Common shareholders to receive dividends during the subordination period. The subordination period will commence upon completion of the initial public offering discussed in Note 1.

In general, during the subordination period the Company is required to pay quarterly dividends on its common and subordinated shares from operating surplus as defined in the amended and restated articles of incorporation in the following manner:

•	first, 100% to all common shares, pro rata, until they have received $0.5125 per share;

•	second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.5125 per share base dividend for prior quarters;

•	third, 100% to all subordinated shares, pro rata, until they have received $0.5125 per share;

•	after that, 100% to all common and subordinated shares, pro rata, until they have received $0.57, per share.

OceanFreight Inc.
(a development stage enterprise)
Notes to Financial Statements
December 31, 2006
(Expressed in United States Dollars)

5.    Subsequent Events (continued):

The Company is required to convert the subordinated shares into common shares on a one-for-one basis if each of the following tests (‘‘Basic Conversion Tests’’) is met:

(1)	the Company has paid quarterly dividends in an amount at least equal to the base dividend per share on both its common shares and subordinated shares for the immediately preceding four-quarter period;

(2)	operating surplus available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.5125 per share on all of the Company’s outstanding common and subordinated shares on a fully diluted basis during that period; and

(3)	there are no unpaid arrearages in payment of the quarterly dividend on the common shares.

The subordinated shares convert into common shares on a one-for-one basis on the following schedule:

(i)	The first day after March 31, 2010 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after the Offering shall convert into common shares on a one for one basis (the ‘‘First Early Conversion’’).

(ii)	The first day after March 31, 2011 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after the Offering shall convert into common shares on a one for one basis (the ‘‘Second Early Conversion’’); however, the Second Early Conversion will not occur prior to the first anniversary of the First Early Conversion

(iii)	The first day after March 31, 2012 on which the Basic Conversion Tests are met, all outstanding subordinated shares shall convert into common shares on a one-for-one basis.

Contingent Conversion of Subordinated Shares to Common Shares.

Provided that the Basic Conversion Tests are met:

•	In addition to any subordinated shares converted into common shares in the First Early Conversion or the Second Early Conversion, 25% of the subordinated shares outstanding immediately after the Offering shall convert into common shares on a one-for-one basis if the Company has paid quarterly dividends in an amount at least equal to $0.57 per share on the common shares and subordinated shares for any consecutive three-quarter period (the ‘‘First Contingent Conversion’’).

•	In addition to any subordinated shares converted into common shares in the First Early Conversion, the Second Early Conversion or the First Contingent Conversion, an additional 25% (or 50% if the First Contingent Conversion has not occurred) of the subordinated shares outstanding immediately after the Offering shall convert into common shares on a one-for-one basis if the Company has paid quarterly dividends in an amount at least equal to $0.63 per share on the common shares and subordinated shares for any consecutive three-quarter period (the ‘‘Second Contingent Conversion’’).

•	The subordination period will terminate automatically and all outstanding subordinated shares will convert into common shares on a one-for-one basis if the Company has paid quarterly dividends in an amount at least equal to $0.77 per share (approximately 150% of the base dividend) on both the common shares and subordinated shares for any consecutive three-quarter period (the ‘‘Full Contingent Conversion’’).

However, none of the First Contingent Conversion, the Second Contingent Conversion or the Full Contingent Conversion will occur prior to the first anniversary of this Offering.

Notwithstanding the above, the subordination period will end immediately and all dividend arrearages will become immediately payable upon a change of control of the Company (as defined in the Company’s Amended and Restated Articles of Incorporation).

(b) Interim Management Agreement with Cardiff (unaudited):    On April 11, 2007, the Company entered into an interim management agreement with Cardiff for the provision of certain services for a period of six months following the closing of the Offering which the Company may, at its option, extend for up to an additional six months. The purpose of this agreement is for the Company to utilize Cardiff, to take delivery of the seven vessels discussed in (c) below and ensure the smooth commencement of the Company’s operations while its executive officers will establish the internal systems and procedures. Cardiff has agreed to provide such services to the Company for a total fee of $200,000.

(c) Vessel acquisitions (unaudited):    On March 23, 2007, the Company entered into an agreement with Cardiff as Initial Buyers and an unrelated third party as Intermediate Buyers under which it has an option to acquire from the later two secondhand drybulk carrier vessels by April 27, 2007, for an amount of $84.6 million in the aggregate, plus $200,000 payable to Cardiff, if the option is exercised. Furthermore, on March 29, 2007 the Company entered into an agreement with Cardiff to acquire five secondhand drybulk carrier vessels for which Cardiff has previously concluded related Memoranda of Agreement for an amount of $225.3 million, in the aggregate.

(d) Secured term loan (unaudited):    On April 16, 2007, the Company accepted a commitment letter from Fortis Bank, that will, subject to the completion of the initial public offering discussed in Note 1, provide the Company with a senior secured term loan (‘‘loan’’) of up to $147.0 million or 50% of the fair market value of the seven vessels discussed in (c) above, which ever is lower, with an eight year term. Upon signing of the loan the Company is committed to pay an arrangement fee of 0.7% of the loan amount and a commitment fee of 0.4% per annum payable semi-annually in arrears over the committed but un-drawn portion of the loan. The Company expects to draw down $128.75 million under the loan to partially fund the acquisition of the seven vessels discussed in (c) above. Under the terms of the loan, the loan principle amount is repayable in sixteen consecutive semi-annual installments commencing six months after the last drawdown (the first five installments will amount to $6.15 million each, the sixth one $4.0 million and the remaining ten installments will amount to $8.4 million each) and a final balloon payment of $10.0 million payable together with the last installment. The loan will bear interest at LIBOR plus a margin at a minimum of 1.15% to a maximum of 1.25%, depending on the aggregate drawdown and contains financial covenants, including the requirements to maintain (i) ratio of debt to the sum of debt plus shareholders’ equity adjusted to reflect the market value of the Company’s assets not to exceed 70%; (ii) cash and cash equivalents of (x) between $2.5 million and $3.5 million by the end of six months following the last drawdown; (y) between $5.0 million and $7.0 million by the end of the first year following the last drawdown; and (z) between $7.0 million and $14.0 million by the end of the third year following the last drawn down, in each case depending on the aggregate drawdown; (iii) market capitalization, including common and subordinated shares held by affiliates of the Company, during the previous quarter of no less than $150.0 million; (iv) EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for non-cash gains or losses on asset sales adding back vessel survey expenses to net interest expense at no less than 3.0x on a trailing four quarter basis; and (v) aggregate fair market value of the vessels at a minimum of 150% to 160% of the aggregate outstanding balance under the loan, depending on the aggregate drawdown. Amounts drawn under the loan will be secured by the vessels to be acquired. The Company will be permitted to pay dividends under the loan so long as an event of default has not occurred and will not occur upon the payment of such dividends.

10,750,000 Common Shares

PROSPECTUS
April 24, 2007

Banc of America Securities LLC

Cantor Fitzgerald & Co.

Oppenheimer & Co.

Ferris, Baker Watts Incorporated

Fortis Securities LLC

Until May 20, 2007, all dealers that buy, sell or trade the common shares may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold overallotments or subscriptions.